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08004649

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Reliance Communications

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
SEP 03 2008
THOMSON REUTERS

FILE NO. 82- 35005 FISCAL YEAR 3-31-08

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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DAT : 9/4/08

082-35005

RELIANCE Communications

Anil Dhirubhai Ambani Group

3-31-08
AR/S

Annual Report
2007-08
(Abridged)

Profile

Reliance Communications Limited (RCOM) is the flagship company of the Reliance Anil Dhirubhai Ambani Group, India's second largest business house.

RCOM is India's largest integrated and fully converged communications service provider in the private sector, and has been rated among "Asia's Top 5 Most Valuable Telecom Companies".

RCOM has a retail customer base of over 48 million as on 30th April, 2008 including over 1.5 million individual overseas retail customers. The corporate clientele includes 2,100 Indian and multinational corporations, and over 800 global, regional and domestic carriers.

RCOM has established a pan-India, next generation, integrated (wireless and wireline), convergent (voice, data and video) digital network that is capable of supporting best-of-class services spanning the entire communications value chain, covering over 20,000 towns and 450,000 villages, and growing.

RCOM owns and operates the world's largest next generation IP enabled connectivity infrastructure, comprising over 175,000 kilometers of fibre optic cable systems in India, USA, Europe, Middle East and the Asia Pacific region.

Mission: Excellence in Communication Arena

- To attain global best practices and become a world-class communication service provider – guided by its purpose to move towards greater degree of sophistication and maturity.
- To work with vigour, dedication and innovation to achieve excellence in service, quality, reliability, safety and customer care as the ultimate goal.
- To earn the trust and confidence of all stakeholders, exceeding their expectations and make the Company a respected household name.
- To consistently achieve high growth with the highest levels of productivity.
- To be a technology driven, efficient and financially sound organisation.
- To contribute towards community development and nation building.
- To be a responsible corporate citizen nurturing human values and concern for society, the environment and above all, the people.
- To promote a work culture that fosters individual growth, team spirit and creativity to overcome challenges and attain goals.
- To encourage ideas, talent and value systems.
- To uphold the guiding principles of trust, integrity and transparency in all aspects of interactions and dealings.

Highlights - at a glance


Profit After Tax and EBDITA (Rs. in crore)
9000
8000
7000
6000
5000
4000
3000
2000
1000
0
5721
6727
8199
3164
3531
5401
2006-07 (12M)
2006-07 (15M)
2007-08
PAT
EBDITA


Net Worth (Rs. in crore)
30000
25000
20000
15000
10000
5000
0
20272
20272
25461
2006-07 (12M)
2006-07 (15M)
2007-08


Market Capitalisation and Total Assets (Rs. in crore)
120000
100000
80000
60000
40000
20000
0
85874
104914
56525
77459
2006-07 (12M)
2007-08
Market Capitalisation
Total Assets


Earnings Per Share (Rs.)
30
25
20
15
10
5
0
17.56
16.71
26.32
23.22
2006-07 (15M)
2007-08
EPS Basic
EPS Diluted

Based on consolidated financials

Business Mix

Wireless
- Mobile (CDMA & GSM)
- VAS (Mobile World)
- Wireless Data
- Fixed Wireless
- Public Access Business

Tower
- Multi tenancy towers (4x)
- Pan-India coverage
- Backhaul
- Support systems

Globalcom
- Submarine cable
- Ethernet Data services
- Global Managed Network Services
- Long Distance (NLD/ILD)
- Global Call

RELIANCE Communications
Anil Dhirubhai Ambani Group

Enterprise
- Internet Data Center
- Broadband
- Leased Line
- Office Centrex
- MPLS & VPN
- WiMax

Home
- DTH
- IPTV

Other businesses

Tech Serives
- Leveraging Internal IT Development Capabilities

BPO
- Expertise in Telecom BFSI, Utilities & Media

Retail
- Reliance World
- Reliance Mobile Store

Letter to Shareowners



"Growth has no limit. I keep revising my vision. Only when you dream it, you can do it."

- Dhirubhai H. Ambani

My dear fellow Shareowners,

It gives me great pleasure to share with you the highlights of your Company's performance during the year 2007-08.

This has been yet another outstanding year for us, marked by impressive financial achievements, new launches, global acquisitions / consolidation, and accelerated network roll out, which has transformed your Company into a Global Telecom Operator.

This transformation is the outcome of the vision and business strategy of our Group, the Reliance Anil Dhirubhai Ambani Group, and India's second largest business house, to seek a larger canvas to innovate, perform and deliver superior returns to our stakeholders. It redefines our relentless quest towards value creation and reaffirms our Group's mission of building enduring assets for the nation.

In a very short period of time, we have succeeded in firmly establishing our strong leadership position in becoming India's largest fully converged and integrated communications service provider in the private sector with over 48 million individual, enterprise, and carrier customers in India and across the world.

We are set to create new benchmarks in Telecom Operations, Enterprise Solutions, Networking backbone infrastructure which will help in infrastructure development of India. Our new growth path will take full advantage of the core competencies we possess in building and managing world class integrated convergent infrastructure assets.

Our visionary founder Shri Dhirubhai H Ambani firmly believed that India's social and economic independence would fructify only if we create a nation wide web of core infrastructure facilities. He firmly believed that this would enable every Indian citizen to take full advantage of the humongous opportunities that exist in our country.

Our transformation into a Global Telecom and Infrastructure provider is guided by his vision. To formalise this metamorphosis, the Company has restructured the Global initiatives including portfolio of global communications business services, Global Voice, Managed Network, Carrier Ethernet, and Fiber Capacity Businesses into a single division named as Reliance Globalcom.

Our breakthrough strategy in all initiatives focuses on results. Our goal is to build a valued Company for all our stakeholders and a bright future for our country.

Reliance Communications has emerged as one of India's leading and fastest growing companies in the telecommunication sector, with group revenues of Rs 19,068 crore (US$ 4,765 million), gross fixed assets of Rs 46,339 crore (US$ 11,578.90 million) and market capitalisation of nearly Rs 1,19,662 crore (US$ 29,901 million) as on 30th April, 2008.

Performance Review

You will be happy to note that your Company has consolidated and improved its financial and operational performance during the year.

The salient features on a consolidated basis for the financial year ended 31st March, 2008 and comparison with period of 12 month ended on 31st March, 2007 are:

- Net Profit After Tax of Rs. 5,401 crore (US$ 1,350 million) as against Rs 3,164 crore (US$ 734 million) higher by 70.70%;
- Total Revenue of Rs. 19,068 crore (US$ 4,765 million) as against Rs 14,468 crore (US$ 3,357 million) higher by 31.80%;
- Earnings before Interest, Depreciation/Amortisation and other items of Rs. 8,199 crore (US$ 2,049 million) as against Rs 5,721 crore (US$ 1,327 million) higher by 43.30%;
- Return on Net Worth for the year is 26.75% reflecting improved resource utilisation;
- Earnings per Share of Rs. 26.32 (basic) and Rs. 23.22 (diluted);
- Net Worth of Rs. 25,461 crore (US$ 6362 million) - among the top three companies in India;

Your company enjoys the highest-credit-quality ratings of 'LAAA' for long term debt and 'A1+' for short term debt assigned respectively by ICRA - a resounding re-affirmation of our unwavering and long-standing commitment to financial prudence and conservatism.

Our robust financial numbers have enabled us to recommend an increased dividend of 15%.

Platform for Growth

We are focused on delivering cutting-edge products and services which are compelling in terms of service as well as features and functionality. As an emphasis on success in consumer technologies, we are also working to define the next era of consumer deliverables.

Voice

We are the one of the leading Company to provide benefit of dual technology covering GSM and CDMA services in India. Our CDMA wireless service operates across the country, while the GSM wireless service operates in 8 licensed service areas (Circles) of Eastern and Central India. Our Nationwide GSM launch, slated for the end of 2008, will propel us to a new growth orbit and fundamentally transform the dynamics of the Indian telecom market both in terms of price as well as the choice of technology.

Letter to Shareowners

Global

We are continuously investing in growth initiatives for businesses and customers that leverage the power of these emerging technologies in new ways across the world.

Broadband

Our scalable Network leased lines supporting Single to Multiple links provide good potential for Wide Area Network (WAN) bandwidth requirements, which are growing at rates exceeding 30% per year.

We have the largest hosting facility in India with 6 Data Centers aggregating to 2,50,000 sq.ft and cater to more than 60% of content hosted in India. Web hosting and surfing has become an important activity of every enterprise. Our competitive pricing, scalable managed network services and hosting suites makes us the most preferred choice in the Industry.

Value added

Our dynamic Telecom Services bundled with global reach Enterprise Business Solutions such as Virtual Private Network, Bandwidth Aggregation, Hosting services, Managed Network Services and Voice solutions; touch every enterprise constituent across the industries. Reliance Business Solutions carve an edge for the Company. An Edge created though innovation, operational excellence, cost leadership, effective communication and delightful customer experience.

Customer Support

Our retail presence of about 2,000 exclusive Reliance World and RCOM outlets on pan India basis, serves as the smart front office interface for sales and service to our customers. Our customer service is further supported by 24 X 7 ISO certified contact centre facility capable to handle over 15 languages. Our International Contact Centre solutions provide virtual business presence across the Globe.

Future Growth Drivers

While India is now widely acknowledged as the world's fastest growing telecom market, it still enjoys only around 20 per cent tele-density (wireline plus wireless), with nearly 70 per cent of households unable to access any wireline telecom service. The prospects for growth remain as robust as ever. To ride this enormous boom and retain our strong competitive advantage, we have launched a whole new range of products and services – from feature-rich low-end handsets to aggressive and innovative tariff plans. These path-breaking initiatives will not only broaden our subscriber base but also offer our millions of customer's real choice in both CDMA and GSM networks.

New Initiatives

Entertainment

Our DTH and IPTV services, slated for launch later this year, will begin our journey towards entertainment segment, which will use the power of our network technology in its roll out. This will create new opportunities for us to deliver end-to-end experiences consolidating our unique position in the industry.

Tower Infrastructure

Our pioneering efforts to tie up with other operators to co-lease space for passive infrastructure on our towers have met with a huge positive response. Even as we formalise these arrangements, we have also taken the lead in setting up and managing infrastructure sites, and in providing mobile services in specified rural and remote areas of the country.

Technology and Intelligence Repository

We have recently launched Reliance Tech, an arm to garner and build technical knowledge repository, which will serve as a strong platform for providing innovative solutions to high end industry segments.

Cost effective measures

To improve our competitiveness and become even more cost effective, we are exploring the joint venture route in managing our network services.

Growth strategy

We are well-positioned to build on our strength with convergent telecom businesses of greater sizes. We will also continue to pursue new opportunities in high-performance convergent unified communications, enterprise solutions and business intelligence.

Corporate Governance

We have adopted the Reliance Anil Dhirubhai Ambani Group Corporate Governance Policies and Code of Conduct which has prescribed systems, processes and principles conforming to the international standards, aimed at promoting the interests of all our stakeholders.

Social Commitments

The Company continued to contribute actively to community welfare activities and took up several initiatives and measures related to education and healthcare.

Our Commitment

Our founder, the legendary Dhirubhai H. Ambani, gave us a simple mantra: to aspire to the highest global standards of quality, efficiency, operational performance and customer care.

We remain committed to upholding that vision.

Dhirubhai exhorted us to think big.

We will think bigger. Indeed not just bigger but better, creating ever greater value for all our statekholders.

Anil D. Ambani
Chairman
30th April, 2008

Board of Directors

Shri Anil D. Ambani - Chairman
Prof. J. Ramachandran
Shri S. P. Talwar
Shri Deepak Shourie
Shri A. K. Purwar

Company Secretary & Manager

Shri Hasit Shukla

Auditors

M/s. Chaturvedi & Shah
M/s. BSR & Co.

Registered Office

H Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710
Maharashtra, India

Registrar & Transfer Agent

Karvy Computershare Private Limited
Plot No. 17-24, Vittal Rao Nagar
Madhapur, Hyderabad 500 081
Andhra Pradesh, India
Website : www.karvy.com

Investor Helpdesk

Toll free no. (India) : 1800 4250 999
Telephone no.: +91 40 2342 0815 - 25
Fax : +91 40 2342 0859
Email : rcom@karvy.com

Post your request:

http://kcpl.karvy.com/adag

Contents **Page No.**

4th Annual General Meeting on Tuesday, 30th September, 2008 at 11.00 a.m. at Birla Matushri Sabhagar, 19, Sir Vithaldas Thackersey Marg, Mumbai 400 020

The Annual Report can be accessed at www.rcom.co.in

Notice

Notice is hereby given that the fourth Annual General Meeting of the Members of **Reliance Communications Limited** will be held on Tuesday, the 30th day of September 2008 at 11.00 a.m. at Birla Matushri Sabhagar, 19, Sir Vithaldas Thackersey Marg, Mumbai 400 020, to transact the following business:

Ordinary Business

1. To consider and adopt the audited Balance Sheet as at 31st March, 2008, Profit and Loss Account for the financial year ended on that date and the Reports of the Board of Directors and Auditors thereon.
2. To declare dividend on equity shares.
3. To appoint a Director in place of Prof. J. Ramachandran, who retires by rotation and being eligible, offers himself for re-appointment.
4. To appoint Auditors and to fix their remuneration and in this regard, to consider and, if thought fit, to pass with or without modification(s), the following resolution as an **Ordinary Resolution:**

   "RESOLVED THAT M/s. Chaturvedi & Shah, Chartered Accountants and M/s. BSR & Co, Chartered Accountants, be and are hereby appointed as the Auditors of the Company, to hold office from the conclusion of this Annual General Meeting until the conclusion of the next Annual General Meeting of the Company, on such remuneration as may be fixed by the Board of Directors."

Special Business

5. To consider and, if thought fit, to pass with or without modification(s), the following resolution as an **Ordinary Resolution:**

   "RESOLVED THAT pursuant to the provisions of Section 257 and all other applicable provisions, if any, of the Companies Act, 1956 (including any statutory modification(s) or re-enactment thereof for the time being in force) Shri A. K. Purwar, who was appointed as an Additional Director of the Company pursuant to the provisions of Section 260 of the Companies Act, 1956 and Article 48 of the Articles of Association of the Company, be and is hereby appointed as Director of the Company, liable to retire by rotation."

By Order of the Board of Directors

Hasit Shukla
Company Secretary

Registered Office:

H Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710

30th April, 2008

Notes

1. **A member entitled to attend and vote at the Annual General Meeting (the Meeting) is entitled to appoint a proxy to attend and vote on a poll, instead of himself and the proxy need not be a Member of the Company. The instrument appointing proxy should, however, be deposited at the Registered Office of the Company not less than forty eight hours before the commencement of the Meeting.**
2. Corporate Members are requested to send a duly certified copy of the Board Resolution authorising their representatives to attend and vote at the Meeting.
3. Members/proxies should fill-in the attendance slip for attending the Meeting.
4. In case of joint holders attending the meeting, only such joint holder who is higher in the order of names will be entitled to vote.
5. Members who hold shares in electronic form are requested to write their Client ID and DP ID numbers and those who hold shares in physical form are requested to write their folio number in the Attendance Slip for attending the Meeting to facilitate identification of membership at the Meeting. Members are requested to bring their Attendance Slip alongwith their copy of the annual report to the Meeting.
6. Relevant documents referred to in the accompanying Notice are open for inspection by the members at the Registered Office of the Company on all working days, except Saturdays between 11.00 a.m. and 1.00 p.m. up to the date of the Meeting.
7. An Explanatory Statement pursuant to Section 173(2) of the Companies Act, 1956, relating to the Special Business to be transacted at the Meeting is annexed hereto.
8. a. The Company has already notified closure of Register of Members and Transfer Books thereof from Tuesday, the 23rd September, 2008 to Tuesday, the 30th September, 2008 (both days inclusive) for determining the names of members eligible for dividend, if approved, on equity shares for the year ended 31st March, 2008. In respect of shares held in electronic form, the dividend will be paid on the basis of particulars of beneficial ownership furnished by the Depositories for this purpose.

   b. The dividend on equity shares, as recommended by the Board of Directors, if declared at the Meeting, will be paid after the Meeting.

   c. Members may please note that the dividend warrants shall be payable at par at the designated branches of the bank for an initial period of three months only. Thereafter, the dividend warrants on revalidation shall be payable only at limited centers / branches of the said bank. The members are therefore, advised to encash dividend warrants within the initial validity period.

Notes

9. Non-resident Indian Members are requested to inform Karvy Computershare Private Limited immediately on :
   a. the change in the residential status on return to India for permanent settlement
   b. the particulars of the bank accounts maintained in India with complete name, branch, account type, account number and address of the bank, if not furnished earlier.
10. Appointment and Re-appointment of Directors: At the ensuing Annual General Meeting, Shri A. K. Purwar seeks appointment as Director and Prof. J. Ramachandran retire by rotation and being eligible, offers himself for reappointment. The details pertaining to Shri A. K. Purwar and Prof. J. Ramachandran as required to be provided pursuant to Clause 49 of the listing agreement are furnished in the Corporate Governance Report forming part of this Annual Report.
11. Members are advised to refer to the section titled "Investor Information" provided in this Annual Report.
12. The certificate from the Auditors of the Company in terms of the SEBI (Employees Stock Option Scheme and Employees Stock Purchase Scheme) Guidelines, 1999 for the Company's ESOS plans will be available for inspection at the Meeting.
13. Pursuant to Circular No. SEBI/CFD/DIL/LA/2/2007/26/4 dated 26th April, 2007, issued by the Securities and Exchange Board of India, the statement containing the salient features of Balance sheet, profit and loss account and auditors report (Abridged Financial Statements), is sent to the members, along with the Abridged Consolidated Financial Statements. Any member interested in obtaining a copy of the full Annual Report may write to the Registrar and Transfer Agent of the Company.

Explanatory statement pursuant to Section 173(2) of the Companies Act, 1956 to the accompanying Notice dated 30th April, 2008.

Item No. 5

The Board of Directors of the Company ("The Board"), at its meeting held on 17th July, 2007 had, pursuant to the provisions of Section 260 of the Companies Act, 1956 ("the Act") and Article 48 of the Articles of Association of the Company, appointed Shri A. K. Purwar as an Additional Director of the Company.

In terms of the provisions of Section 260 of the Act, Shri A. K. Purwar will hold the Office up to the date of this Annual General Meeting.

The Company has received notice in writing from a member under provisions of Section 257 of the Act along with deposit of Rs. 500 proposing the candidature of Shri A. K. Purwar, as a Director liable to retire by rotation.

Brief resume of Shri A. K. Purwar, nature of his expertise, names of companies in which he holds directorships, number of shares held in the Company and memberships/chairmanships of Board Committees, as stipulated under Clause 49 of the listing agreement executed with the Stock Exchanges in India, are provided in Report on Corporate Governance forming part of the Annual Report.

The Board accordingly recommends the Ordinary Resolution set out at item No. 5 of the accompanying Notice for the approval of the Members.

None of the Directors of the Company is, in any way, concerned or interested in the said resolution except Shri A. K. Purwar who may be deemed to be concerned or interested in the resolution relating to his appointment.

By Order of the Board of Directors

Hasit Shukla
Company Secretary

Registered Office:

H Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710

30th April, 2008

Directors' Report

Dear Shareowners,

Your Directors have pleasure in presenting the fourth Annual Report and the audited accounts for the financial year ended 31st March, 2008.

Financial Results

The performance of the Company for the financial year ended 31st March, 2008 is summarised below:

Particulars	Financial Year ended 31st March, 2008		Fifteen Months ended 31st March, 2007*	
	(Rs. in crore)	US$ in million**	(Rs. in crore)	US$ in million**
Total income	**13,426.65**	**3,354.99**	11,761.91	2,728.98
Gross profit before depreciation, amortisation and exceptional items	**4,447.75**	**1,111.38**	4,280.87	993.24
Less:				
a. Depreciation and amortisation	**1,843.66**	**460.68**	1,836.12	426.01
b. Exceptional items and other adjustments	—	—	23.90	5.55
Profit before tax	**2,604.09**	**650.70**	2,420.85	561.68
Less: Provision for:				
Current tax	**2.10**	**0.52**	0.27	0.06
Fringe benefit tax	**15.54**	**3.89**	11.73	2.72
Profit after tax	**2,586.45**	**646.29**	2,408.85	558.90
Add : Balance brought forward from previous year	**2,294.90**	**573.44**	5.65	1.31
Profit available for appropriation	**4,881.35**	**1,219.73**	2,414.50	560.21
Appropriations:				
Proposed dividend on equity shares	**154.80**	**38.68**	102.23	23.72
Tax on dividend	**26.31**	**6.57**	17.37	4.03
Transfer to General Reserve	**400.00**	**99.95**	—	—
Balance carried to balance sheet	**4,300.24**	**1,074.53**	2,294.90	532.46

* The previous financial year of the Company was for a period of fifteen months, hence the figures are not comparable.

** Exchange Rate Rs. 40.02 = US$ 1 as on 31st March, 2008 (Rs.43.10= US$1 as on 31st March, 2007).

Financial Performance

During the year under review, your Company has earned total revenue of Rs.13,426.65 crore (12 months period) against Rs.11,761.91 crore (15 months period) in the previous year. The Company earned net profit of Rs.2,586.45 crore compared to Rs. 2,408.85 crore in previous year. Shareholders equity (Networth) increased to Rs.24,840.03 crore from Rs.20,525.54 crore in the previous year.

Dividend

Your Directors have recommended a dividend of Re. 0.75 (15%) per equity share each of Rs. 5 for the financial year ended 31st March, 2008, which, if approved at the ensuing Annual General Meeting, will be paid to (i) all those equity shareholders whose names appear in the Register of Members as on 23rd September, 2008 and (ii) to those whose names as beneficial owners, are furnished by the National Securities Depository Limited and Central Depository Services (India) Limited for the purpose.

The dividend pay out as proposed is in accordance with the Company's policy to pay sustainable dividend linked to long term performance, keeping in view the capital needs for the Company's growth plans and the intent to optimal financing of such plans through internal accruals.

Management Discussion and Analysis

Management Discussion and Analysis Report for the year under review as stipulated under Clause 49 of the listing agreement with the Stock Exchanges in India is presented in a separate section forming part of the Annual Report.

The Company has entered into various contracts in the areas of telecom and value added service businesses. While benefits from such contracts will accrue in the future years, their progress is periodically reviewed.

Business Operations

The Company operates on a pan-India basis and offers the full value chain of wireless, wireline, national long distance, international, voice, data, video and internet based communications services under various business units organised into three strategic

Directors' Report

customer-facing business units; Wireless, Global and Broadband. These strategic business units are supported by fully integrated network operation system and by the largest retail distribution and customer services facilities. The Company also owns through its subsidiary, a global submarine cable network infrastructure and managed Ethernet and application delivery services.

During the year under review, the Department of Telecommunications (DOT), Government of India, had made necessary amendments to Unified Access Service Licenses (UASL) of the Company to enable the Company to offer GSM services in addition to existing CDMA services and made allotment of start up spectrum to the Company for providing GSM services in 14 Service Area. The DOT had also made necessary amendments to Unified Access Service Licenses (UASL) of Reliance Telecom Limited (RTL), wholly owned subsidiary of the Company, to enable RTL to offer CDMA services in Assam and North East Service Area in addition to existing GSM services and made allotment of start up spectrum to RTL for providing CDMA services in Assam and North East Service Area. Accordingly the Company together with RTL will, in due course, offer nation wide GSM and CDMA services.

Amalgamation and Arrangement

a. Scheme of Arrangement for transfer of Passive Infrastructure

In terms of the Scheme of Arrangement amongst the Company, Reliance Telecom Limited (RTL) and Reliance Infratel Limited (RITL) (formerly known as Reliance Telecom Infrastructure Limited), subsidiaries of the Company and their respective shareholders and creditors, as sanctioned by the Hon'ble High Court of Judicature at Bombay vide order dated 16th March, 2007, the passive infrastructure of the Company and RTL was demerged and vested into RITL, with effect from 10th April, 2007.

b. Reorganisation of subsidiaries

During the year, the group structure involving various subsidiaries of the Company was reorganised in terms of the various Schemes under Sections 391 to 394 of the Companies Act, 1956 (the Act), as sanctioned by the Hon'ble High Courts of applicable jurisdictions. Consequently, Reliance Infoinvestments Limited and Synergy Entrepreneur Solutions Private Limited (SESPL) amalgamated with Reliance Communications Infrastructure Limited with effect from 23rd July, 2007 and 1st September, 2007 respectively and Reliable Internet Services Limited amalgamated with Reliance Telecom Limited with effect from 29th September, 2007. FLAG Telecom USA Limited was merged with Yipes Holdings Inc. w.e.f. 17th December, 2007.

Issue of shares upon FCCB Conversion and resultant increased paid-up share capital

a. During the year under review, the Company had received conversion notices for 2,03,051 (40.61%) bonds out of 5,00,000 Zero Coupon Foreign Currency Convertible Bonds of US$ 1,000 each aggregating to US$ 500 million. The Company had allotted 1,87,44,801 equity shares of Rs. 5 each to the holders of the bonds opted for conversion.

b. During the year under review, the Company had also received conversion notice for 100 (1.00%) bonds out of 10,000 Zero Coupon Foreign Currency Convertible Bonds of US$ 1,00,000 each aggregating to US$ 1,000 million. The Company had allotted 6,67,090 equity shares of Rs. 5 each to the holder of the bonds opted for conversion.

Due to allotment of 1,94,11,891 equity shares of Rs. 5 each on conversion of FCCBs, the equity capital of the Company increased by Rs.9.71 crore and Share Premium Account increased by Rs.935.43 crore. The present paid -up equity share capital of the Company is 206,40,26,881 equity shares of Rs. 5 each aggregating to Rs. 1,032.01 crore.

Subsidiary Companies

During the year under review, Reliance Tech Services Private Limited, Reliance Big TV Limited, Yipes Holdings Inc, Reliance Globalcom Services Inc, Yipes Systems Inc, YTV Inc, Anupam Globalsoft (U) Limited, Lagerwood Investments Limited and Reliance Telecom Infrastructure (Cyprus) Holdings Limited became the subsidiaries of the Company.

Flag Projects Pte Limited, Alsign Holdings Pte. Limited and Actaram Capital Pte. Limited which became subsidiaries during the year under review, subsequently ceased to be subsidiaries. Reliance Telephones Limited and Gateway Net Trading Pte. Limited also ceased to be subsidiaries of the Company.

In terms of the approval granted by the Central Government under section 212(8) of the Companies Act, 1956, a copy of the Balance Sheet, Profit and Loss Account, Report of the Board of Directors and Auditors of the subsisting subsidiaries have not been attached with the Balance Sheet of the Company. However, these documents will be made available upon request by any member of the Company interested in obtaining the same. As directed by the Central Government, the financial data of the subsidiaries have been furnished under 'Details of Subsidiaries', which forms part of the Annual Report. The annual accounts of the Company including that of subsidiaries will be kept for inspection by any member. Further, pursuant to Accounting Standard (AS-21) issued by the Institute of Chartered Accountants of India, Consolidated Financial Statements presented by the Company include financial information of its subsidiaries.

Employee Stock Option Scheme

Your Company has offered the Employee Stock Option Scheme (ESOS / Scheme) aimed to attract, retain and motivate the Employees. Pursuant to the approval of the Shareholders under Section 81(1A) of the Companies Act, 1956 passed by way of postal ballot, the Company has administered and implemented ESOS in terms of the Securities & Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999 (Guidelines). On 9th March, 2008 the ESOS Compensation Committee had approved to grant upto 1,75,00,000 Options exercisable into equal number of fully paid up equity shares of the Company to eligible employees of the Company, subsidiaries and holding company in accordance with the Scheme. The actual number of options granted to the eligible employees including non-executive independent director of the Company and its subsidiary was 1,49,91,185. No employee or Director has been granted options in excess of 1% of the issued equity share capital of the Company.

The particulars as required under Clause 12 of Guidelines are as follows:

a. Total grant authorised by the ESOS Compensation Committee	1,75,00,000 Options
b. Total Options granted	1,49,91,185
c. Pricing formula decided by ESOS Compensation Committee	Market Price or such other price as Board / Committee may determine. Different Exercise price may apply to different Plan(s).
d. Options vested	N.A.
e. Options exercised	N.A.
f. Total number of equity shares arising as a result of exercise of Options	Subject to option exercised by the employees, not exceeding 1,49,91,185 Equity Shares.
g. Options lapsed	N.A.
h. Variation of terms of Options	N.A.
i. Money realised by exercise of Options during the year	N.A.
j. Total number of Options in force at the end of the year	1,49,91,185
k. Employee wise details of Options granted to: i. Senior managerial personnel ii. Employee who receives grant in any one year of option amounting to 5% or more of option granted during the year iii. Identified employees who were granted options, during any one year equal to or exceeding 1% of the issued capital (excluding outstanding warrants and conversions) of the company at the time of grant	 Shri Hasit Shukla, Company Secretary and Manager 1,00,000 Options. Nil Nil
l. Diluted Earnings Per Share (EPS) pursuant to issue of shares on exercise of Options calculated in accordance with Accounting Standard (AS) 20	Rs 10.21
m. The difference between employee compensation cost using intrinsic value method and fair value of the Options and impact of this difference on - Profits - EPS of the Company	 Rs 3.48 crore Re 0.02
n. Weighted- average exercise prices of Options granted during the year where exercise price is less than market price	Rs 366.50 per option
o. Weighted- average fair values of Options granted during the year where exercise price is less than market price	Rs 210.25 per option
p. Significant assumptions made in computation of fair value i. risk-free interest rate, ii. expected life, iii. expected volatility, iv. expected dividends (yield), and v. the price of the underlying share in market at the time of option grant	base: Black Scholes model 7.27% p.a. 1 year 37.58% 0.1386% Rs 541.15 per share

The Company has received a certificate from the auditors of the Company that the ESOS has been implemented in accordance with the Guidelines and as per the resolution passed by the members of the Company authorising issuance of ESOS.

Fixed Deposits

The Company has not accepted any fixed deposit during the year under review.

Directors

In terms of Article 48 of the Articles of Association of the Company, Prof. J. Ramachandran, Director of the Company retires by rotation and being eligible offers himself for re-appointment at the ensuing Annual General Meeting.

Shri A. K. Purwar was appointed as an Additional Director in terms of Section 260 of the Companies Act, 1956. He holds office up to the date of the ensuing Annual General Meeting. The Company has received a notice in writing from a member proposing his candidature, as a Director liable to retire by rotation.

A brief resume of the Directors retiring by rotation as well as proposed to be appointed at the ensuing Annual General Meeting, nature of their expertise in specific functional areas and names of companies in which they hold directorship and/or membership/ chairmanships of Committees of the Board, as stipulated under Clause 49 of the listing agreement with the Stock Exchanges in India, are given in the section on Corporate Governance forming part of the Annual Report.

Directors' Responsibility Statement

Pursuant to the requirements under Section 217(2AA) of the Companies Act, 1956 with respect to Directors' Responsibility statement, it is hereby confirmed that:

i. in the preparation of the accounts for financial year ended 31st March, 2008, the applicable accounting standards have been followed alongwith proper explanation relating to material departures;

ii. the Directors have selected such accounting policies and applied them consistently and made judgments and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company as at 31st March, 2008 and of the profit of the Company for the year ended that date;

iii. the Directors have taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of the Companies Act, 1956 for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities; and

iv. the Directors have prepared the accounts for financial year ended 31st March, 2008 on a 'going concern' basis.

Group

Pursuant to intimation received from the Promoters, the names of the Promoters and entities comprising 'group' as defined under the Monopolies and Restrictive Trade Practices ("MRTP") Act, 1969 are disclosed in the Annual Report for the purpose of the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997.

Consolidated Financial Statements

The Audited Consolidated Financial Statements, based on the financial statements received from subsidiaries, associates as approved by their respective Board of Directors have been prepared in accordance with Accounting Standard (AS21) on Consolidated Financial Statements read with Accounting Standard (AS23) on Accounting for Investments in Associates.

Auditors

M/s. Chaturvedi & Shah, Chartered Accountants and M/s. BSR & Co., Chartered Accountants, as Statutory Auditors of the Company, hold office until the conclusion of the ensuing Annual General Meeting and are eligible for re-appointment.

The Company has received letters from M/s. Chaturvedi & Shah, Chartered Accountants and M/s. BSR & Co., Chartered Accountants, to the effect that their appointment, if made, would be within the prescribed limits under section 224(1B) of the Companies Act, 1956, and that they are not disqualified for such appointment within the meaning of section 226 of the Companies Act, 1956.

Particulars of Employees

In terms of the provisions of Section 217 (2A) of the Act, read with the Companies (Particulars of Employees) Rules, 1975, the names and other particulars of employees are set out in the Annexure to the Directors' Report. However, having regard to the provisions of section 219(1)(b)(iv) of the Act, the Annual Report excluding the aforesaid information is being sent to all the members of the Company and others entitled thereto. Any member interested in obtaining such particulars may write to the Company Secretary at the Registered Office of the Company.

Conservation of Energy, Technology Absorption and Foreign Exchange Earnings and Outgo

Particulars required to be furnished under the Companies (Disclosure of Particulars in the Report of Board of Directors) Rules, 1988 are as under:

1. Part A and B pertaining to conservation of energy and technology absorption are not applicable to the Company.

2. Total foreign exchange earnings and outgo for the financial year is as follows:

   a. Total Foreign Exchange earnings : Rs. 1,314.74 crore

   b. Total Foreign Exchange outgo : Rs. 946.67 crore

   c. Activities relating to exports; Initiatives taken to increase export; development of new export markets for products and services; and export plans:

   The Company has taken various initiatives for development of export markets for its international telecom services in the countries outside India to increase its foreign exchange earnings.

Corporate Governance

The Company has adopted "Reliance Anil Dhirubhai Ambani Group-Corporate Governance Policies and Code of Conduct" which has set out the systems, process and policies conforming to international standards. The report on Corporate Governance as stipulated under clause 49 of the listing agreement with the Stock Exchanges, forms part of the Annual Report.

A Certificate from the Auditors of the Company M/s. Chaturvedi & Shah, Chartered Accountants and M/s. BSR & Co., Chartered Accountants, conforming compliance with conditions of Corporate Governance as stipulated under the aforesaid clause 49, is annexed to this Report.

Acknowledgements

Your Directors would like to express their sincere appreciation of the co-operation and assistance received from shareholders, bankers, regulatory bodies and other business constituents during the year under review. Your Directors also wish to place on record their deep sense of appreciation for the commitment displayed by all executives, officers and staff, resulting in the successful performance of the Company during the year.

For and on behalf of the Board of Directors

Mumbai
30th April, 2008

Anil D. Ambani
Chairman

Management Discussion and Analysis

Forward looking statements

Statements in this Management Discussion and Analysis of Financial Condition and Results of Operations describing the Company's objectives, expectations or predictions may be forward looking within the meaning of applicable securities laws and regulations. Forward-looking statements are based on certain assumptions and expectations of future events. The Company cannot guarantee that these assumptions and expectations are accurate or will be realised. The Company assumes no responsibility to publicly amend, modify or revise forward-looking statements, on the basis of any subsequent developments, information or events. Actual results may differ materially from those expressed in the statement. Important factors that could influence the Company's operations include cost of inter connection charges, determination of tariff and such other charges and levies by the regulatory authority, changes in government regulations, tax laws, economic developments within and outside the country and such other factors.

The following discussions on our financial condition and results of operations should be read together with our audited consolidated financial statements and the notes to those statements included in the Annual Report. The following discussions are based on our audited consolidated financial statements for the financial year ended 31st March, 2008, which have been prepared in accordance with Indian GAAP, and on information available from other financial records of the Company and its subsidiaries. The most significant accounting conventions and principles of consolidation used by us, and the accounting policies followed by us in the preparation of our financial statements, are extracted from our consolidated financial statements and set out in this section.

Unless otherwise specified or the context otherwise requires, all references herein to "we", "us", "our", "the Company", "Reliance", "RCOM" or "Reliance Communications" are to Reliance Communications Limited and its subsidiaries.

Overall review

We remained India's largest integrated fully converged communications service provider in the private sector with an individual, enterprise and carrier customer base of over 48 million as on 31st March, 2008, including 45.8 million wireless customers representing a market share of 17.9% of the Indian wireless market.

Strategic Initiatives

In our quest to position ourselves as a global player, the Company acquired the US-based Yipes Holdings, Inc. ("Yipes"), penetrating the lucrative Rs 400,000 crore ($ 100 bn) global enterprise data market.

- Yipes is strongly positioned in Metro Ethernet based enterprise service, by far the highest growth segment in the US datacom market, with an annual growth rate of over 30%.
- Yipes has strategic network presence in the top 14 US metros, which account for 40% of the total US datacom market.
- Yipes also has nearly 1,000 enterprise customers and provides mission critical communications platforms to communities of interest within some key verticals.

We have consolidated our Global telecommunications business and operations under a new umbrella brand, namely, "Reliance Globalcom". This new global entity brings under its fold a diverse portfolio of communications business services, including Global Voice, Managed Network, Carrier Ethernet and Fiber Capacity. Reliance Globalcom, which is structured to serve the existing and emerging demands of our global customers, represents significant value for the shareholders.

The Company initiated further restructuring of its passive infrastructure, demerging it from across different businesses, and vesting it into Reliance Infratel Limited (formerly Reliance Telecom Infrastructure Limited).

On 11th January, 2008, the Company received start-up spectrum to launch nationwide GSM services under its existing Unified Access Service License (UASL). The grant of GSM spectrum to Reliance Communications in 14 service areas reaffirms the Company's stance on UASL being a Technology Neutral license.

Reliance Communications, through its wholly owned subsidiary Reliance Telecom Limited (RTL), already offers GSM services in 8 service areas. RTL has also received start up spectrum for providing CDMA services in Assam and North East service areas. Accordingly, the Company together with RTL will, in due course, offer nation wide GSM and CDMA services.

The launch of nationwide GSM services, slated for the end of 2008, will enable the Company to effectively target the 6 million strong GSM subscriber market every month. It will also enable the Company to address the requirements of the existing 192.3 million (as on March, 2008) GSM customers.

The Company is in the advanced stages of testing the launch of its DTH and IPTV initiatives.

We have acquired Uganda-based company Anupam Globalsoft (U) Limited, holding Public Infrastructure Provider License and Public Service Provider License to offer Mobile, Fixed Line, Internet, National and International Long Distance services, in addition to WiMax and Wifi services, marking our entry in Uganda. The Uganda-based company has received Spectrum allocation and plans to launch its Mobile services by end of year 2008.

We have also acquired controlling stake in eWave World, a UK headquartered telco focused on the rapidly developing market for wireless telephony services using the WiMAX technology standard. This marks a significant step forward in our global growth strategy to directly reach out to millions of customers – both Corporate and Individual – through a best-in-class future proof Last Mile Network.

Industry Structure and Regulatory Developments

Industry structure

The total base of landline and wireless subscribers in India surged by a whopping 46 per cent during the year ended 31st March, 2008 to reach 300.51 million, according to the Telecom Regulatory Authority of India (TRAI).

The number of Internet subscribers also increased to 10.8 million during the year, with the broadband subscriber base reaching 3.47 million.

Regulatory developments

1. Phasing out of Access Deficit Charges (ADC) w.e.f. 1st April, 2008: In continuation of its yearly exercise for regulating ADC regime, TRAI has issued a 9th Amendment to IUC regulation on 28th March, 2008. As conveyed in its earlier regulations on IUC/ ADC, the TRAI has phased out the ADC in the domestic sector with effect from 1st April, 2008. However, the ADC on incoming International calls will continue

at a reduced rate of Re 0.50 per minute till 30th September, 2008. It is proposed that the support to BSNL rural wireline connections be given through the USO fund. The TRAI has envisaged a support of Rs 2,000 crore per annum for a period of 3 years for BSNL.

2. Mobile Number Portability: The TRAI came out with its recommendation on Mobile Number Portability in March 2006. It recommended introducing number portability within 12 months' time from the date of acceptance of the proposal by the Department of Telecommunications (DoT). The government accepted the recommendations of TRAI in November 2007. The number portability is yet to be decided by the DoT.

3. 3G and Broadband Wireless Access policy (BWA): The TRAI came out with recommendations on Spectrum allocation for 3G and BWA technologies in September 2006. The government has declared the policy guidelines on 3G and Broadband Wireless access in November 2007. The spectrum for these services will be auctioned as recommended by TRAI. Spectrum for 3G services will be allotted in 1920-1980 MHz band paired with 2110- 2170 MHz band i.e. IMT 2000 band. The detailed guidelines are being worked out by DoT. For BWA spectrum, the government will auction spectrum in 2.3- 2.4 GHz and 2.5-2.69GHz band.

4. Permission to operate on dual technology under UASL and no capping of number of licenses in a service area: Based on TRAI recommendations, the DoT had permitted the UAS licensees to operate on dual technology after paying the amount equivalent to that being paid for getting a new license. Reliance Communication became the first company whose licenses got amended in line with the above policy, after payment of an amount of Rs 1,651.57 crore. In January 2008, RCOM was allocated 4.4MHz GSM spectrum for 14 circles. New licenses have been issued for Unified Access Services. About 120 licenses in various circles have been issued so far.

5. Unsolicited Commercial Call Regulation: The TRAI has come up with stringent guidelines on dealing with unsolicited commercial calls. For the enforcement of these guidelines, a National Do Not Call Registry (NDNC) has been set up. A service provider in the event of not taking necessary action after the first complaint made by a user would be charged Rs 5,000 while in case of second such non-compliance the service provider would be charged Rs 20,000.

6. Domestic Leased Circuit Regulation: The TRAI has issued a regulation on Domestic leased circuits which imposes an obligation on service providers to share them with other service providers in a non-discriminatory manner. In case a service provider is not able to share a leased circuit, the reason for the same has to be communicated to the requesting service provider in writing.

7. Consumer Protection and Grievance Redressal Regulation, 2007: The TRAI has come up with a regulation on consumer protection and redressal of grievance in May 2007. The key highlights of this regulation are - maintenance of a 24 X 7 call center, appointment of nodal officer and Appellate Authority by the service provider and a root cause analysis of the complaints forwarded by TRAI under section 19 of the regulation. Service providers have also been asked to maintain a Manual of Practice indicating certain information. The Manual of Practice should be available in three languages - English, Hindi and a regional language — at all the customer service centers.

8. Active Infrastructure sharing: The DoT has come up with a policy on active infrastructure sharing based on TRAI's recommendation on Infrastructure sharing in March 2008. The service providers have been allowed to share the Antenna, node B, Radio Access Network and transmission system. Sharing of spectrum has not been allowed.

9. Access to Cable landing station: TRAI has come up with a Regulation -"International Telecommunication Access to Essential facilities at Cable Landing Stations Regulations 2007" which provides for the non-discriminatory, fair and open access at the cable landing stations. As per the Regulation, all the cable landing station owners have to file a Reference Interconnect Offer (RIO) in which they must specify the terms and conditions for Access facilitation and co location facilities. The RIO has to be approved by TRAI. The regulatory authority has approved the Reference Interconnect Offer of all the three undersea cable owners, including Reliance Communications.

10. DTH Quality of Service (QoS) regulation: TRAI has come up with a regulation on QoS for DTH service providers. The regulation is effective from 1st December, 2007. As per the regulation, the set top box will have to be provided on hire purchase or rental basis or outright purchase at the option of the subscriber. Also tariff of a subscriber can not be changed within six months of offering of a particular tariff plan. Post paid subscribers have to be issued bill details.

11. Tariff for Non CAS areas: Through a Telecom tariff order, TRAI has fixed up ceiling tariff for distribution of TV channels in Non CAS as well.

12. New numbering series for Mobile operators: The DoT has allotted 90 and 91 levels for UASL Operators. RCOM has been allotted 90 level number series in the new 14 GSM Circles.

Key Developments in the Company

Wireless business

Network Expansion: We undertook our largest network expansion during the year. A total of 12,000 sites were deployed, taking our total coverage to 20,000 towns. To support our network expansion, a comprehensive plan was executed including communication (Total Network campaign), distribution expansion, dedicated company manpower structure (WIN project), customized products (Home Zone Tariff) and separate business volume monitoring.

Classic Range of Handsets: Our own branded handset range, Classic, was quick to gain the second position amongst handset brands in the country, overtaking long established brands in the market. In May, 2007 we created a national record by selling over 1 million Classic handsets in a week's time — the largest number of single brand handsets ever sold in such a short time. Subsequently, the Classic range was expanded to include Colour and Colour FM range of handsets. We also launched the Classic handset range for our GSM operations during the year.

LG Range of Handsets: We expanded the LG range of Colour and Colour with FM feature Mobile handset during the third quarter of 2007-08. Subsequently, we expanded the range to introduce features rich with camera, video recording and Bluetooth facilities in handsets. Selling prices of these handsets were competitively priced and offered excellent upgrade opportunity for existing customers.

BlackBerry: Reliance was the first CDMA operator in the country to launch BlackBerry phones. We launched the BlackBerry 8830 World Edition Smartphone in September, 2007, and quickly went on to add BlackBerry Pearl. Till today, we are the only operator in the country to offer BlackBerry in CDMA technology. Along with CDMA, Blackberry was also launched for our GSM operations. Today, Reliance is the only operator in the world to offer BlackBerry mail services in Pre-paid platform.

World Roaming: To offer worldwide Voice and Data Roaming for our Blackberry and high-end customers, we tied up with leading operators across the world for dual network roaming. Today, Reliance offers International Roaming to 230 countries and 430 networks, with full-fledged Data Roaming Services across 50 countries and 95 networks.

Range of Unlimited products: We launched our Unlimited platform after additional network capacity was built up during the year. The first product launched was Unlimited Local across Pre-paid mobile, Post-paid mobile and Fixed Wireless Phones. After half a million customers in the unlimited product, we have now launched our Unlimited STD product. These products offer complete "peace of mind" for heavy individual users, Corporates and SME segment etc and create a very strong Reliance Community of users.

Association with Cricket: The Indian customer has extremely strong association with the game of cricket, and we had a very strong tie-up with the game during 2007-08. Reliance became the Title Sponsor of the first ICC Twenty20 World Cup and ICC Under-19 World Cup. Fortunately, India won both the tournaments and we derived a lot of mileage from these tournaments.

Rural Telephony: The Government of India extended the Rural Direct Exchange Lines (RDEL) Scheme up to March 2008. This Opportunity was fully leveraged by our sales and distribution teams in rural areas. With this programme, we have achieved a household penetration of 15 per cent in Rural areas as per Scheme.

Data Card Business: Our Data Card customer base and business doubled during 2007-08. This came as a result of strong bundling with laptop manufacturers, increased distribution and retail activity and active product demonstration to target segment. Besides maintaining majority share in this segment, our ARPU also continues to be significantly higher than our competitors.

Expansion into Hinterland: With our coverage expansion during the year, we set up a comprehensive approach to address the rural market. This comprised of dedicated internal organisation, distribution expansion and special products like Home Zone Tariffs. Today, rural contributes a significant percentage of total monthly additions, and over 1000 exclusive rural distributors have been appointed during the year.

Long distance voice services

The Company continues to occupy leadership position in the long distance voice business across wholesale, enterprise and consumer markets.

Through its offshore subsidiaries, the Company is meeting the growing demand of the Information Technology Enabled Services and Enterprise sector outside India by introducing new products like Global Managed Contact Center Services, Global Audio Conferencing and Disaster Recovery.

The Company expanded its retail presence into more countries. The Company offers virtual international calling services in the U.S.A., Canada, U.K., Australia, New Zealand, Hong Kong and Malaysia. The Company launched Reliance Passport suite of services that allows customers to roam cost effectively in several countries.

Global mobile services

The Company acquired 90 per cent stake in Anupam Globalsoft (U) Limited, Uganda-based company holding Public Infrastructure Provider License (PIPL) and Public Service Provider License (PSPL) issued by Uganda Communications Commission. Under the existing Licenses, the Company targets to offer Mobile, Fixed Line, Internet, National and International Long Distance services, in addition to WiMax and Wifi services in Uganda. The Uganda-based company has received Spectrum allocation and plans to launch its Mobile services by end of 2008.

Global data services

The Company continues to be leading provider of international connectivity and data services to telecom operators, content providers, internet communities and enterprises around the globe.

The Company acquired the US based Yipes Holdings Inc. through its subsidiary Reliance Globalcom (formerly, FLAG Telecom). Yipes is the leading provider of managed Ethernet and application delivery services for the global enterprise and has over 1,000 enterprise customers primarily based in the U.S.

The Company has established Managed Storage Services Operations Center in Mumbai, and signed a bilateral agreement with US based GlassHouse Technologies, an independent IT infrastructure consulting and services firm providing managed IT services directly to enterprise customers.

The Company is increasing its penetration of the Middle East on top of the FALCON cable system. The Company has one of the deepest networks and established Network to Network Interconnect (for IPLC, Internet, VPN and Global Ethernet Services) in Bahrain, Saudi Arabia and the U.A.E. during the year.

The Company has awarded the contract for building the Next Generation Network Submarine cable, a multi-terabit, new generation system. Meanwhile, we have also begun work on implementing the Hawk and Eagle systems, the former connecting Egypt and France, and the latter Japan and the U.S.

Broadband

Network coverage: With the increased focus on directly connecting buildings in the top 44 cities in India, our Broadband business now has more than 787,000 buildings directly connected to our network, recording more than 60% growth in the network coverage during the year.

During the year, Broadband business augmented its building connectivity program with the deployment of WiMAX 802.16d based last mile access technology. Our Broadband business currently serves top 8 cities in the country using this wireless technology also.

Content and value added services

The Company continued to sustain significant growth in mobile data and content services. With tariff rates for voice services constantly under downward pressure, we have been successful in seeking out new non-voice services to boost revenues, improve profitability, and help in reducing churn of subscribers.

The Company continued to populate the market with data capable

("Reliance Mobile World") handsets at the entry level and low-cost wireless data modem cards for Internet connectivity anytime, anywhere. With the increased growth of mobile subscribers in tier 2 and tier 3 markets, the Company successfully adopted a dual-prong strategy of promoting content services over interactive voice platforms, in addition to the cost-effective data network.

The Company continues to enjoy market leadership position with the highest penetration of usage for such services in the country, with over 28.3 Million users across various mobile content services such as Reliance Mobile World, Reliance CallerTunes, DIAL 51234 voice interactive services and SMS to 51234 based content services.

The Company's leadership position in Mobile Advertising (a fast emerging area in the world) was recognised by the Industry peers - Fair & Lovely Scholarship campaign on mobiles for Hindustan Unilever was recognised and awarded for the Best Use of Mobile Marketing - Direct Response Category campaign Mobile Marketing Association in Los Angeles.

Opportunities and Challenges

Opportunities

Entry into GSM: During the year under review, Reliance reached a historic landmark when it obtained permission as well as spectrum to launch GSM services in 14 telecom circles. Reliance is making preparations to roll out network and will launch GSM services in a phased manner by the end of this calendar year.

Offer Dual Technology: Our Pan-India UAS License places us in the unique position of being able to offer our subscribers the unique and special benefits of dual technology. For example, while CDMA technology will give consumers the benefits of data and VAS, GSM will enable Reliance subscribers to access wider range of handsets and functional features, including roaming.

Enhance CDMA mobility: While offering dual technology, Reliance will also benefit from the massive network execution already completed in CDMA during 2007-2008. This will enable the Company to offer highly attractive tariffs and products, leveraging the available capacity.

HR Opportunities - Employer Brand: The events of the last year (permission to offer GSM services under UASL, network expansion, enhanced brand visibility) have made the Company highly sought after as an employer. This employer brand appeal has been further enhanced by implementation of HR practices such as ESOPs and flexible work timings besides core working hours. The Company is, therefore, in a strong position to attract best talent in India and abroad.

Association with Bollywood and Cricket thereby attracting youth: The association with ICC and other Cricket tournaments, and also with leading Bollywood events have made the Company and its brand much sought after by the youth segment. This will enable the Company to increase its business in this highly profitable and growing market segment.

ADC removal and Mobile Number Portability (MNP): The removal of ADC will provide an extra fund to pool to increase rural volumes and penetration in a focused manner. The Company has already voluntarily taken aggressive steps to provide substantial discounts on acquisition of rural subscribers, in line with the suggestion made by TRAI while notifying removal of ADC. Similarly, introduction of MNP, which is slated to be introduced in first half of 2009, will provide the Company with a unique opportunity of attracting subscribers from other operators on to its own dual technology platform.

Challenges

Entry of many new competitors:

The year 2008 - 09 will witness the entry of several new players in the mobile industry. It is also possible that some of the players who have acquired license recently will enter into tie-ups with leading international service providers. These events will intensify competition and may lead to pressure on tariff. The Company is uniquely positioned to meet the situation with its superior and world class network roll-out and expansion plans.

Entry of Mobile Virtual Network Operator (MVNO) / Brand franchisees: It is possible that the Government may progressively relax MVNO norms, and more players may access to Indian markets through this route. These operators may put pressure on tariffs.

Risks and concerns

1. Some of the licences are subject to regulatory compliance and Terms and conditions.

   The rules and regulations, issued by the government and regulatory authorities, having jurisdiction over the Company's operations and licenses, schedules and obligations require it to meet specified conditions, network build-out requirements. However, the Company does not perceive any default on this account.

2. Rapid technological changes may increase competition and render the Company's technologies, products or services obsolete.

   The telecommunication services industry is characterised by rapid technological change and significant capital requirements. However, the Company is constantly assessing such changes in the technologies and taking immediate action whenever necessitated.

3. The Company may be adversely affected by changes in tariff structures for services.

   The Company is subject to regulations on its tariff structures. There is no assurance that the Company's business, financial condition and result of operations will not be materially affected by any government mandated or other tarrif adjustments in future.

4. The Company faces significant and intense competition in its markets, which could result in decreases in current and potential customers, revenues and profitability.

   The Company faces significant competition in its markets. In particular, competition is expected to intensify amongst providers of mobile telecommunication services, and this will continue to drive prices for services and handsets lower.

Financial Performance - Overview

Results of operations

The Audited Consolidated Financial Results are given for the Financial year ended on 31st March, 2008. This is the second reporting year of consolidated operations of the Company; the previous year's figures are for 15 months period, hence not comparable.

Revenues and operating expenses

The Company earned total revenues of Rs 19,067.76 crore (US$ 4,764.56 million) and the net profit after tax recorded by the Company was Rs 5,401.14 crore (US$ 1,349.61 million). The

Company incurred total operating expenses of Rs 10,868.69 crore (US$ 2,715.81 million).

Operating profit before finance charges, depreciation and amortisation, exceptional items and provision against fixed assets (EBITDA)

The Company earned EBITDA of Rs 8,199.07 crore (US$ 2,048.74 million). The EBITDA margin for the year under review is 43%.

Financial charges

Net finance charges were gain of Rs 399.70 crore (US$ 99.88 million). This was mainly due to gain on foreign currency conversion and treasury incomes.

Depreciation and amortisation

Total of such charges was Rs 2,805.26 crore (US$ 700.96 million).

Profit before tax

The profit before tax was Rs 7,076.29 crore (US$ 1,768.19 million). The provision for taxes was Rs 283.62 crore (US$ 70.87 million). The net profit after tax was Rs 5,401.14 crore (US$ 1,349.61 million).

Balance sheet

As at 31st March, 2008, the Company had total assets of Rs 77,459.34 crore (US$ 19,355.16 million). Stakeholders equity was Rs 29,026.33 crore (US$ 7,252.96 million), while net debt (excluding cash and cash equivalents) was Rs 9,825.02 crore (US$ 2,455.03 million), giving a net debt to equity ratio of 0.34 times.

Segment Wise Performance

1. **Wireless Segment**

Customer acquisition

During the year, the Company added 18 million wireless customers (net additions). The customer base grew by 64% during the year under review. As at 31st March, 2008, the Company had 48 million wireless customers on its network. During the year under review, the Company reached out aggressively to rural areas on the back of a major network expansion that contributed to the Company's strong customer acquisition.

The Company consolidated its Classic brand as the second largest handset brand in the country. In addition, the Company rejuvenated its handset portfolio by increasing focus on the LG brand, with a series of offerings at progressively higher price points based on features. The Company has also entered into Handset Bundled offers with leading handset sellers like Nokia, Samsung and Spice.

During the year, the Company continued to pioneer tariff innovations. In January, 2008, the Company was the first to announce a simple and unified tariff structure of Re.1 on all mobile calls. Again, in February, 2008 the Company launched a highly attractive price point for its Lifetime proposition at Rs 299.

ARPU: 340 minutes of use averaged Rs 460 per month per subscriber giving a revenue of Re. 0.74 per minute. Non-voice revenue was 6.68% of ARPU.

Even while overall voice revenue remained under pressure, our focus to stimulate revenue in launching innovative tariffs, driving mobile usage and easy migration to prepaid, leveraged our market position in the convergent telecom businesses.

Revenues and profit

Revenues for the financial year ended 31st March, 2008 were Rs. 15,213.54 crore (US$ 3,801.48 million). EBITDA during the year was Rs. 6,084.09 crore (US$ 1,520.26 million). Earning before Interest and Tax (EBIT) during the year was Rs. 4,125.10 crore (US$ 1,030.76 million).

2. **Global Segment**

Minutes of use ILD and NLD operations

Operations in ILD and NLD maintained consistent traffic growth rates, in-line with the growth of the overall market. ILD minutes of use annually were around 7 billion. NLD minutes of use annually were around 23 billion. The Company maintained its leadership position for ILD inbound India traffic with a market share of around 35%. During the year , Reliance India Call and Reliance Global Call achieved a milestone of 1.5 million international customers. Reliance India Call continued to be the largest retail service with over 40% market share in the U.S.A. for India Calling.

Revenues and profit

Revenues for the financial year ended 31st March, 2008 were Rs. 5,475.06 crore (US$ 1,368.08 million). EBITDA during the year was Rs. 1,403 crore (US$ 350.57 million). Earning before Interest and Tax (EBIT) during the year was Rs. 837.12 crore (US$ 209.18 million).

3. **Broadband Segment**

We maintained our position as Premium Integrated Solutions Provider for Top Corporates in the Broadband segment. Our Broadband business maintained its leadership in Centrex, Vitual Private Network and International Data Centre products.

The Company's Broadband segment continued to maintain its growth path and gained significantly during the year even in the midst of aggressive competition in the data and voice segments, and especially in the internet bandwidth segment, from many other telecom service providers. Of a current portfolio of more than 35 products, our Broadband business has not only positioned larger number of products within the top corporate but also increased its share of wallet.

New products launched during the year included One Office Duo, FMC VPN, Hosted Call Centre Solutions, Aggregated Dedicated Internet Access, Telecommute, etc.

Broadband's innovative services assurance model of "TechCheck" gained further impetus during the year 2007-08 in providing pro-active feedback to its subscribers on the service levels provided by the Company. Customers have rated Broadband Products and Services at a high customer satisfaction and delight rating.

Broadband's Business IT Systems are ISO 27001:2005 Certified (an Information Security Management System Standard).

Wireline

Our Optical Fiber Cable network with 1,17,000 + route-km in totality [inter-city + intra-city] and Broadband provide seamless last mile connectivity.

Our transport network is one of the biggest networks in the world, having approx. 20,000+ nodes currently and additional 20,000 nodes will be added in 2008-2009.

Customer Base

Customer acquisition kept momentum with the increase in network coverage during the year. Net additions during the year grew by more than 65%. During the year, the Company has acquired close to 4,08,000 customer circuits, including approximately 2,98,000 voice lines and 1,10,000 enterprise data circuits.

As the Company's Broadband business is currently serving mainly enterprises, the revenue per line reflects the total portfolio of services and solutions being delivered to its customers. Our revenue per line has remained well above industry averages, on account of our mainly enterprise customer base and our successful cross-sell of services to our customers.

Revenues and profit

Revenues for the financial year ended 31st March, 2008 were Rs 1,786.73 crore (US$ 446.46 million). EBITDA during the year was Rs 865.2 crore (US$ 216.19 million). Earning before Interest and Tax (EBIT) during the year was Rs 626.28 crore (US$ 156.49 million).

Reliance Communications Infrastructure Limited (RCIL)

Our Broadband Internet Data Centre (IDC) services (Reliance Data Centre) owned by RCIL, a wholly owned subsidiary, from its IDCs located in Mumbai and Bangalore. Broadband currently has IDC capacity of 2,50,000 sq ft and is proposing to build more IDCs to further enhance the capacity. Broadband IDCs are market leaders within their space having an estimated market share of close to 60%.

RCIL also provides wireless multimedia services through "Reliance Mobile World", a wireless data application platform offering more than 150 applications and wireless internet access services through "Reliance Net Connect".

The Infrastructure facilities of RCIL are interlaced and integrated with wireless network of the Company. With a view to gain synergy in the business operations, the Network Fibre undertaking together with construction machinery was transferred to the Company during the year.

Operations

Revenues and operating expenses

RCIL earned total revenues of Rs 3,622.69 crore (US$ 905.22 million) during the year as compared to Rs 1,323.15 crore (US$ 307.00 million) for the previous year. RCIL incurred total operating expenses of Rs 3,315.22 crore (US$ 828.39 million as compared to Rs 1,001.25 crore (US$ 250.19 million).

Net Profit

The net profit after tax recorded by RCIL was Rs 621.26 crore (US$ 155.24 million) as compared to loss of Rs 506.93 crore (US$ 117.62 million) in the previous year.

Balance sheet

As at 31st March, 2008, RCIL had total assets of Rs 4,906.30 crore (US$ 1,225.96 million). Shareholder equity was Rs 2,246.22 crore (US$ 561.24 million)

Reliance Telecom Limited

Reliance Telecom Limited (RTL), is a wholly-owned subsidiary of the Company. RTL operates in Madhya Pradesh, West Bengal, Himachal Pradesh, Orissa, Bihar, Assam and Northeast offering GSM services. During the year, RTL offered GSM service also in Kolkata Metro Circle with effect from 29th September, 2007 pursuant to amalgamation of Reliable Internet Services Limited with RTL.

Operations

During the year under review, RTL completed a major network expansion increasing its coverage to 2,906 towns. This enabled the RTL to significantly scale up its acquisitions, and RTL achieved subscriber growth of 107% during the year. RTL revolutionized the Lifetime proposition by pricing it at Rs 222, which was a key driver in its acquisition strategy.

Revenues and operating expenses

RTL earned total revenues of Rs 1,361.95 crore (US$ 340.32 million) during the year as compared to Rs. 874.19 crore (US$ 218.43 million). The RTL incurred total operating expenses of Rs 1,079.46 crore (US$ 269.73 million) as compared to Rs 480.97 crore (US$ 111.59 million) in the previous year.

Net Profit

The net profit after tax recorded by RTL was Rs 46.82 crore (US$ 11.70 million) as compared to Rs 211.26 crore (US$ 49.02 million) in the previous year.

Balance sheet

As at 31st March, 2008, RTL had total assets of Rs 1,976.67 crore (US$ 493.92 million). Shareholders equity was Rs 398.99 crore (US$ 99.70 million).

Reliance Infratel Limited (RITL)

Reliance Infratel Limited became one of the largest tower portfolios with about 30,295 towers and over 1,21,180 tenancy slots subsequent to vesting of Passive Infrastructure of the Reliance Communications and Reliance Telecom Limited

RITL has passive infrastructure network in all 22 telecom service areas covering 23,000 towns and 5,00,000 villages, further expanding to about 25,000 towns and 6,00,000 villages, an effort that cannot be easily replicated.

RITL is best positioned to attract tenants for:

- High quality portfolio, capable of housing multiple tenants
- Potential to target up to 7 tenants on each tower
- Existing tower capacity to increase from 4 tenants to 7 tenants with only marginal Capex

Revenues and operating expenses

RITL earned total revenues of Rs 1,456.62 crore (US$ 363.97 million) during its very first year of its commercial operations. The Company incurred total operating expenses of Rs 782.05 crore (US$ 195.41 million).

Net Profit

The net profit after tax recorded by RITL was Rs 320.58 crore (US$ 80.10 million).

Balance sheet

As at 31st March, 2008, RITL had total assets of Rs 11,720.50 crore (US$ 2,928.66 million). Shareholders equity was Rs 5,110.69 crore (US$ 1,277.03 million).

Outlook

The Company is very well positioned to capitalise on growth opportunities in the converged telecom market supported with integrated composite telecom infrastructure setup. The Company will be able to leverage its strengths in all the operating service areas across its business groups. The Company's strength and leadership is inspired by:

- Enriched human resources and talent repository;
- Growth potential and track record of ability to penetrate into the market with cutting edge;
- Expansion of network and covering the untapped rural areas;
- Optimum utilisation of future technology compliant assets;
- International presence with owned submarine network and gateways.

The Company has consistently demonstrated its leadership with several 'Reliance Firsts' and introduction of many innovative products, services leading to enhanced customer delight.

Adequacy of internal control

The Company has built adequate systems of internal controls towards achieving efficiency and effectiveness in operations, optimum utilisation of resources, and effective monitoring thereof as well as compliance with all applicable laws.

The internal control mechanism comprises a well-defined organisation structure, documented policy guidelines, pre-determined authority levels and processes commensurate with the level of responsibility.

The Management Audit Team undertakes extensive checks and reviews through external firms of chartered accountants, who provide independent and professional observations. Audit Committee of the Board reviews major internal audit reports and periodically reviews the adequacy of internal controls.

Risk Management Framework

The Company has instituted a Risk Management framework which comprises the identification of potential risk areas, evaluation of intensity, mitigation plans and procedures for the risk management and policies formulated both at the enterprise and at the Operating level. The framework seeks to facilitate building a common understanding of the exposure to the various risks and uncertainties at an early stage, for timely response and their effective mitigation.

Human resource and employees relations

During the year an innovative and first of its kind Employee Stock Options Scheme (ESOS) was implemented and options were granted to employees for recognizing their loyalty and performance. The stock option grants would infuse ownership amongst employees since they would also benefit from their continued contribution to the Company.

Many other organisation development initiatives like revised designation structure for all employees were introduced, which contributed enhancing the motivation and thus productivity of our internal stakeholders.

During the year the Company was successfully able to meet the manpower requirements emerging from our expanding business. The manpower as on 31st March, 2008 was 36,650 across all business.

Our Company is geared to meet these challenges. Various retention schemes have been implemented. The meritocracy, performance driven and entrepreneurial culture in the Company is also a big retention measure. We have also started the process of role sculpting which would lead to further optimizing of manpower costs.

The overall human resource outlook is positive and we would be able to effectively achieve the desired objectives.

The Company has developed an environment of harmonious and cordial relations with its employees.

Information technology

1. **Reliance Technology Innovation Centre (RTIC):- Overview**

   RTIC is instrumental in evaluating multiple vendor equipment and testing the Interoperability with existing network elements. RTIC has a well established Lab, which is an exact replica of the RCOM network, in a reduced scale. RTIC also conducts the database audit of the systems to enable a smooth deployment without initial hitches that follow any major deployment. All the network elements are acceptance tested after installation and certified before commercial deployment.

   Handset testing

   All the mobile devices including Mobile handsets, SIM/ RUIM cards, data cards, FWP/ FWT and modems go through rigorous and automated lab testing process, drive test, field testing and certification before deployed in the network.

   GSM systems

   The interop testing of the GSM system with existing Network elements is nearing completion.

2. **RTIC development division**

   The following unique RTIC products have been launched during the financial year:

   One Office Duo (Fixed-Mobile Converged (FMC) and Virtual Private Network (VPN)) - India's first fixed-Mobile converged VPN (CUG) service.

   This service will be used by Enterprise post-paid customers with Reliance Mobile, Fixed Wireless and Fixed line connections. Reliance PABX as well as Centrex customers can also use this service. Even non-Reliance customers can be part of VPN for call termination. The users will be part of a VPN and can use short dialing codes. They enjoy concessional tariff within the group, thereby significantly reducing the overall cost of the communication within the enterprise. The enterprise customers can manage their own VPN by adding, deleting users and granting them different calling permissions.

Inter-standard roaming

Reliance Communication launched the World phone, by which the Reliance CDMA customer can roam in the GSM network anywhere in the world with the same Directory number.

INRich

INRich is an Intelligent Network system, hosting Variety of Services targeting Wireless / Wire line customers as well as Enterprise domains. The service provides facilities for call restrictions (within SDCA, Intra circle, NLD, ILD, etc) to various customers. It provides much needed facilities for PCO subscribers, like the mobility restriction, Voucher Management, Customer Account Management, Recharge and Balance Enquiry through IVR, 16Khz metering from Network and Fraud Management. This is a high capacity system (2 Million BHCA) catering to both wire line and Wireless customers.

Management Discussion and Analysis

Achievements and Awards

The Company's focus on Information Technology (IT) is demonstrated by more than 5,600 person-years of rich experience across various domains, with more than 13% of the IT team members having more than 9 years of experience.

The IT team's innovation and delivery continues to win recognition for its ability to use information technology for enabling and enhancing business value. The key accolades won by the Company include the following:

- SAP ACE Awards 2007 for Customer Excellence in the Best Telecommunications Sector Implementation Category.
- 2007 CIO 100 Award (2nd year in a row) for innovation in Enterprise IT.
- CIO 100 Smart Infrastructure Award for exceptional use of network technology deployed to further business objectives, reduce spending, improve profits.
- CTO Forum - Hall of Fame Award given to CIO for having made significant contribution to organisation.
- Symantec 2007 Visionary Award for technology innovation and business value impact in the areas of High Availability, Backup and Recovery.
- Government of Maharashtra, Directorate of Industries honored the Company as IT Service Provider for Maharashtra Information Technology Award for the year 2007.
- The Company was selected in NASSCOM's 100 IT Innovators - 2007 for creating exciting IP and using business model and process innovation to realize significant business benefits and extend these advantages to their customers.
- NetApp Innovation 2007 award (Enterprise Infrastructure Category for Business Impact and Innovation).

The Company continues to excel in creating advertisements for its products and services. Reliance Mobile was recently awarded 13 ABBY awards for its advertising campaigns over the last 12 months. Some of our advertising campaigns which won top honors at ABBY's are Apun Ka Sapna, Bol India Bol and Network. ABBY is the industry goldstandard for creative excellence and is adjudged by 'Advertising Agencies Association of India' (AAAI).

During the year, the Company continued to invest in IT to increase efficiency, scale, availability and uptime of all mission and business critical systems. Notable achievements include creation of value-added solutions for services like IPTV and DTH, international long distance calling, optimisation of the collection and invoice processes in the ERP system, enhancement of revenue assurance and fraud control system, significant automation of back-office processes.

Capitalising on the robust foundations already laid, the Company will continue investments into IT to drive the vision of managing scale and growth to newer heights. Special emphasis will be given to the following areas:

- Increased implementation of 'Green computing' principles to reduce the Company's carbon footprint - reduction of energy and waste in the existing systems in addition to evaluating environmental attributes while selecting new IT equipment.
- Introduction of GSM-based services.
- Enhancement of all back office operations like HR management, supply chain and financial processes to maintain world class standards.
- Enhancement of business continuity processes to recover out of unforeseen situations.
- Continued emphasis on design and implementation of control systems that enable the Company to deliver benchmark level quality in the area of information risk management.
- Increased usage of convergent IT architecture with reusable components.
- Creation of Loyalty Program Management system to track and offer benefits to loyal customers.

Auditors' Certificate on Corporate Governance

To,
The Members of
Reliance Communications Limited

We have examined the compliance of conditions of Corporate Governance by **Reliance Communications Limited** ('the Company'), for the year ended on March 31, 2008, as stipulated in Clause 49 of the Listing Agreement of the said Company with Stock Exchanges in India.

The compliance of conditions of Corporate Governance is the responsibility of the management. Our examination was limited to a review of the procedures and implementation thereof, adopted by the Company for ensuring compliance of the conditions of Corporate Governance. It is neither an audit nor an expression of opinion on the financial statements of the Company.

In our opinion and to the best of our information and according to the explanations given to us, we certify that the Company has complied with the conditions of Corporate Governance as stipulated in Clause 49 of the above mentioned Listing Agreement.

We further state that such compliance is neither an assurance as to the future viability of the Company nor the efficiency or effectiveness with which the management has conducted the affairs of the Company.

For Chaturvedi & Shah *Chartered Accountants*	**For BSR & Co.** *Chartered Accountants*
Rajesh D. Chaturvedi *Partner* Membership No. 45882	**Natrajan Ramkrishna** *Partner* Membership No. 32815

Mumbai
30 April 2008

Corporate Governance Report

Reliance Communications Limited has maintained the highest standards of corporate governance principles and best practices by adopting the "Reliance Anil Dhirubhai Ambani Group – Corporate Governance Policies and Code of Conduct" as followed by all constituents in the group. These Policies and Code are prescribed a set of systems, processes and principles conforming to the international standards, and are reviewed periodically to ensure their continued relevance, effectiveness and responsiveness to the needs of local and global investors and all other stakeholders.

Our governance philosophy

The Company's philosophy on Corporate Governance is driven by desire towards attainment of the highest levels of transparency, accountability and equity, in all facets of its operations, and in all its interactions with its stakeholders, including shareholders, employees, the government, lenders and the society. The Company believes that all its operations and actions must serve the underlying goal of enhancing overall enterprise value and retain shareholders' trust, over a sustained period of time. In our commitment to practice sound governance principles, we are guided by the following core principles.

1. **Transparency**

   To maintain the highest standards of transparency in all aspects of our interactions and dealings.

2. **Disclosure**

   To ensure timely dissemination of all price sensitive information and matters of interest to our stakeholders.

3. **Empowerment and Accountability**

   To demonstrate the highest levels of personal accountability and to ensure that employees consistently pursue excellence in everything they do.

4. **Compliance**

   To comply with all the laws and regulations applicable to the Company.

5. **Ethical Conduct**

   To conduct the affairs of the Company in an ethical manner.

6. **Stakeholders' Interest**

   To promote the interests of all stakeholders including customers, shareholders, employees, lenders, vendors and the community.

Governance practices beyond regulatory requirements

Our governance practices go beyond the mere letter of statutory and regulatory requirements. With this in mind, we have formulated a number of policy documents and introduced the following set of governance practices:

A. **Values and commitments**

We have set out and adopted a policy document on 'values and commitments' of Reliance Communications. We believe that any business conduct can be ethical only when it rests on the nine core values of honesty, integrity, respect, fairness, purposefulness, trust, responsibility, citizenship and caring.

B. **Code of ethics**

Our 'code of ethics' demands that our employees conduct the business with impeccable integrity and by excluding any consideration of personal profit or advantage.

C. **Business policy**

We have clear internal norms in place on a wide range of issues from fair market practices and insider information to financial and accounting integrity, from external communication and personal conduct to work ethics. We also have in place a policy on prevention of sexual harassment in addition to guidelines on health, safety, environment and quality.

D. **Separation of the Board's supervisory role from the executive management**

In line with the best global practices, we have adopted the policy of separating the Board's supervisory role from the executive management. We have also split the posts of Chairman and CEO.

E. **Prohibition of insider trading policy**

This document contains the policy on prohibiting trading in the equity shares of the Company, based on insider or privileged information.

F. **Prevention of sexual harassment**

Our policy on Prevention of sexual harassment aims at promoting a productive work environment and protects individual rights against sexual harassment.

G. **Whistle blower policy**

Our Whistle Blower policy encourages disclosure in good faith of any wrongful conduct on a matter of general concern and protects the whistle blower from any adverse personnel action.

H. **Environment policy**

The Company is environmental compliant, preserves and promotes clean environment activities.

I. **Risk management**

Our risk management procedures ensure that the management controls various business related risks through means of a properly defined framework.

J. **Boardroom practices**

i. **Board charter**

The board of directors have adopted a comprehensive charter, which sets out clear and transparent guidelines on matters relating to the composition of the board, the scope and function of various board committees, etc.

ii. **Tenure of independent directors**

Tenure of independent directors on the board of the Company shall not exceed nine years, subject to their re-appointment on retirement by rotation as per statutory provisions.

iii. **Interaction of independent directors with the Chairman**

The Chairman regularly interacts with independent directors to enable them to freely express their views on various matters concerning the business of the Company. A separate meeting between the Chairman and the independent directors is periodically held so that issue of business and management can be discussed freely without encumbrances.

iv. **Meeting of independent directors with operating team**

The independent directors of the Company meet in executive sessions with the various operating teams as and when they deem necessary. These discussions may include topics such as, operating policies and procedures.

risk management strategies, measures to improve efficiencies, performance and compensation, strategic issues for board consideration, flow of information to directors, management progression and succession and others as the independent directors may determine. During these executive sessions, the independent directors have access to members of management and other advisors, as the independent directors may determine and deem fit.

v. **Commitment of directors**

The board meeting dates for the entire financial year are scheduled in the beginning of the year and an annual calendar of meetings of the board and its committees is circulated to the directors. This enables the directors to plan their commitments and facilitates attendance of all directors at the meetings of the board and its committees.

K. **Governance practices being followed to promote the interests of our stakeholders**

We have in the recent past introduced several trend setting governance practices to improve stakeholder satisfaction. Some of the major ones among them are:

i. **Customers**

We have taken various customer caring initiatives, which give various services to our subscribers at all times. We also have captive contact centers having one of the largest facilities accommodating approx. 9,000 personnel on round the clock shift basis. In addition to this we have provided various on line measures on Reliance World platform which also give ready access to the customers. Our customers can view and pay their bills online and manage their account information online.

ii. **Employees**

- We have a dedicated service portal which offers various online HR services and facilities to employees. Some of these facilities are: Details of current and past salaries, income-tax computations, attendance and leave management, goal setting with relevant Key Risk Indicators and Key Performance Indicators, potential assessment module, performance evaluation system, feedback mechanism, reward and recognition policy, grievance redressal system, exit interviews, training and development module, etc.
- As a means of providing accelerated career growth to high performing talent, we have a pilot program of assessment centers, wherein employees who have a proven track record are put through a rigorous assessment program for higher role.
- We have institutionalised a leadership development process linked to Reliance DNA and leadership competencies, which identify high potential talent on a periodic basis and provide necessary learning interventions to up skill them to take on larger responsibilities and roles.

iii. **Shareholders**

The significant services and facilities being rendered to investors include ECS and e-payment of dividend at about 219 cities, odd lot share scheme for convenient disposal of odd lot shares held in physical form and annual shareholder satisfaction survey.

iv. **Lenders**

The Company has been prompt in honoring all debt obligations to its lenders.

v. **Society**

The Company, in keeping with its Corporate Social Responsibility policy, focuses on healthcare, education, and other social initiatives.

Compliance with the code and rules of Luxembourg Stock Exchange and Singapore Stock Exchange

The Global Depository Receipts (GDR) issued by the Company are listed on the Luxembourg Stock Exchange (LSE). The Company had also issued Zero Coupon Foreign Currency Convertible Bonds which are listed at Singapore Stock Exchange (SGX). The Company has reviewed the code on corporate governance of LSE and SGX, though the same are not applicable to the Company. However, the Company's corporate governance practices substantially conform to these codes and rules.

Compliance with Clause 49 of the listing agreement

Reliance Communications is fully compliant with the mandatory requirements of Clause 49 of the listing agreement formulated by Securities and Exchange Board of India.

We present our report on compliance of governance conditions specified in Clause 49:

I. **Board of Directors**

1. **Board composition - Board strength and representation**

As at 31st March, 2008, the board consisted of five members. The composition of and the category of directors on the board of the Company were as under:

Category	Particulars of directors
Promoter non-executive and non-independent Director	Shri Anil D. Ambani, Chairman
Independent Directors	Prof. J. Ramachandran Shri S. P. Talwar Shri Deepak Shourie Shri A. K. Purwar

The Company has appointed Shri Hasit Shukla, Company Secretary as the Manager of the Company in terms of provisions of Companies Act, 1956 for a period of five years with effect from 8th February, 2006.

2. **Conduct of board proceedings**

The day to day business is conducted by the executives and the business heads of the Company under the direction of the Board led by the Chairman. The Board holds five to six meetings every year to review and discuss the performance of the Company, its future plans, strategies and other pertinent issues relating to the Company.

The Board performs the following specific functions in addition to oversee the business and the management:

- review, monitor and approve major financial and business strategies and corporate actions;
- assess critical risks facing by the Company - review options for their mitigation;
- provide counsel on the selection, evaluation, development and compensation of senior management;

- ensure that processes are in place for maintaining the integrity of
  a. the Company
  b. the financial statements
  c. compliance with law
  d. relationship with all the stakeholders
- delegation of appropriate authority to the senior executives of the Company for effective management of operations.

3. **Board meetings**

The Board held 5 meetings during 2007-08 on 30th April 2007, 17th July, 2007, 31st July, 2007, 31st October, 2007 and 31st January, 2008. The maximum time gap between any two meetings was 91 days and the minimum gap was 13 days.

The board periodically reviews compliance reports of all laws applicable to the Company.

Standards issued by ICSI: The Company is in compliance with the secretarial standards governing board meetings as also general meetings as set out in Secretarial Standards I and II issued by the Institute of Company Secretaries of India. The board of directors of the Company has taken necessary steps in order to ensure compliance with these standards.

Besides, the board has constituted several committees to deal with various specialised issues.

4. **Attendance of directors**

The overall attendance of directors was 90 per cent.

It is proposed to introduce tele-conferencing and video-conferencing facilities immediately upon amendment to the relevant statutes.

Attendance of directors at the board meetings held during 2007-2008 and the last Annual General Meeting

Name of the Director	Meetings held during the tenure	Meetings attended	Attendance at the last AGM
Shri Anil D. Ambani	5	5	Present
Prof. J. Ramachandran	5	4	Present
Shri S. P. Talwar	5	4	Present
Shri Deepak Shourie	5	4	-
Shri A. K. Purwar	3	3	N. A.*

* Shri A. K. Purwar was appointed as an Additional Director with effect from 17th July, 2007.

Notes:

a. None of the directors is related to any other director.
b. None of the directors has any business relationship with the Company.
c. None of the directors has received any loans and advances from the Company during the year.

5. **Other directorships**

None of the directors hold directorships in more than 15 public limited companies.

The details of directorships (excluding private limited companies, foreign companies and companies under section 25 of the Companies Act, 1956), Chairmanships and the Committee memberships held by the directors as on 31st March, 2008.

Name of directors	Number of directorship (including RCOM)	Committee(s)[a] membership[b] (including RCOM)	
		Membership	Chairmanship
Shri Anil D. Ambani	10	4	-
Prof. J. Ramachandran	7	7	4
Shri S. P. Talwar	11	10	4
Shri Deepak Shourie	1	2	1
Shri A. K. Purwar	8	2	-

a. The information provided above pertains to the following committees in accordance with the provisions of Clause 49 of the listing agreement:
   i. Audit committee
   ii. Shareholders/investors' grievances committee
b. Membership of committees includes chairmanship, if any.

6. **Membership of board committees**

No director holds membership of more than 10 committees of boards nor any director is a chairman of more than 5 committees of boards.

7. **Details of Directors**

The abbreviated resumes of all Directors are furnished hereunder:

Shri Anil D Ambani

Regarded as one of the foremost corporate leaders of contemporary India, **Shri Anil D Ambani**, 49, is the Chairman of all listed companies of the Reliance Anil Dhirubhai Ambani Group, namely, Reliance Communications, Reliance Capital, Reliance Infrastructure, Reliance Natural Resources and Reliance Power.

He is also the President of the Dhirubhai Ambani Institute of Information and Communication Technology, Gandhinagar, Gujarat.

An MBA from the Wharton School of the University of Pennsylvania, Shri Ambani is credited with pioneering several path-breaking financial innovations in the Indian capital markets. He spearheaded the country's first forays into overseas capital markets with international public offerings of global depository receipts, convertibles and bonds. Under his chairmanship, the constituent companies of the Reliance ADA group have raised nearly US$ 7 billion from global financial markets in a period of less than three years.

Shri Ambani has been associated with a number of prestigious academic institutions in India and abroad.

He is currently a member of :

- Wharton Board of Overseers, The Wharton School, USA
- Board of Governors, Indian Institute of Management (IIM), Ahmedabad
- Executive Board, Indian School of Business (ISB), Hyderabad.

In June 2004, Shri Ambani was elected as an Independent member of the Rajya Sabha or the Upper House of Indian Parliament; a position he chose to resign voluntarily on 29th March, 2006.

Select Awards and Achievements

- Voted 'the Businessman of the Year' in a poll conducted by The Times of India - TNS, December 2006
- Voted the 'Best role model' among business leaders in the biannual Mood of the Nation poll conducted by India Today magazine, August 2006
- Conferred 'the CEO of the Year 2004' in the Platts Global Energy Awards
- Conferred 'The Entrepreneur of the Decade Award' by the Bombay Management Association, October 2002
- Awarded the First Wharton Indian Alumni Award by the Wharton India Economic Forum (WIEF) in recognition of his contribution to the establishment of Reliance as a global leader across a number of business areas, December, 2001

Prof. J. Ramachandran

Prof. J. Ramachandran, Director (51) is the Chair Professor of Business Policy at the Indian Institute of Management, Bangalore. He is a qualified Chartered Accountant and Cost Accountant and has obtained his doctorate from the Indian Institute of Management, Ahmedabad.

He is also a director of Reliance Communications Infrastructure Limited, Sasken Communication Technologies Limited, Redington (India) Limited, Bhoruka Power Corporation Limited, Indofil Organic Industries Limited and Tejas Networks Limited.

Prof. J Ramachandran is the Chairman of the Audit Committee in the Company and Reliance Communications Infrastructure Limited and member in Sasken Communication Technologies Limited and Redington (India) Limited. He is also Chairman of Shareholders'/ Investors' Grievances Committee in Sasken Communication Technologies Limited and Redington (India) Limited and member in the Company.

Shri S. P. Talwar

Shri S.P. Talwar, Director (69) was a former Deputy Governor of Reserve Bank of India. He was also former Chairman-cum-Managing Director of Bank of Baroda, Union Bank of India and Oriental Bank of Commerce. He is graduate in Arts and Law. He is also qualified as CAIIB. He has vast experience in financial services sector in the country.

He is also director of Crompton Greaves Limited, Reliance Communications Infrastructure Limited, Reliance Asset Reconstruction Company Limited, Reliance General Insurance Company Limited, Reliance Infratel Limited, Videocon Industries Limited, Ambience Projects & Infrastructure Limited, SPS Steel & Power Limited, Reliance Life Insurance Company Limited and Housing Development Infrastructure Limited.

Shri Deepak Shourie

Shri Deepak Shourie, Director (59) is Bachelor of Arts in Economics with Honours and has more than 38 years' exposure with an emphasis on media, consumer goods, and corporate affairs.

He presently holds the position of Executive Vice President and Managing Director of Discovery Communications India. He is also on the Board of Indian Broadcasting Foundation.

Shri A. K. Purwar

Shri A. K. Purwar (62) was a former Chairman and Managing Director of State Bank of India (SBI). He was also former Managing Director of State Bank of Patiala. He is graduated in Commerce and Diploma in Business Administration. Under his leadership, the State Bank of India had taken giant strides in technological innovations. All the 13800+ branches of the SBI were fully computerized by 2004.

He is also Director of Vardhman Textiles Limited, Jindal Steel & Power Limited, Deccan Infrastructure and Land Holdings Limited, Apollo Tyres Limited, Engineers India Limited, IL&FS Renewable Energy Limited and India Infoline Limited. Shri Purwar has been associated with a number of prestigious academic institutions, committees set up by various State and Central Governments and international institutions.

Shri A. K. Purwar is member of the Audit Committee and Shareholders'/ Investors' Grievances Committee in the Company.

8. **Insurance coverage**

   The Company has obtained directors and Officers liability insurance coverage in respect of any legal action that might be initiated against directors.

II. **Audit Committee**

   In terms of Clause 49 of the listing agreement as well as Section 292A of the Companies Act, 1956, the Board has constituted Audit Committee of the Board of Directors at its meeting held on 8th February, 2006 which was reconstituted on 17th July, 2007 due to appointment of Shri A. K. Purwar as member and resignation of Shri Anil D. Ambani. Currently, the Committee consists of all the four independent non - executive directors of the Company. viz: Prof. J. Ramachandran, Shri S. P. Talwar, Shri Deepak Shourie and Shri A. K. Purwar.

   The Audit Committee is chaired by Prof. J. Ramachandran, who has wide experience on accounting, financial, business policies and taxation issues. All the other members of the Committee are financially literate.

   The Audit Committee, inter alia advises the management on the areas where systems, processes, measures for controlling and monitoring revenue assurance, internal audit can be improved. The minutes of the meetings of the Audit Committee are placed before the Board. The terms of reference of the Audit Committee are in accordance with all the items listed in Clause 49(II)(D) and (E) of the listing agreement as follows:

   i. Overseeing of the Company's financial reporting process and the disclosure of its financial information to ensure that the financial information is correct, sufficient and credible;

   ii. Recommending the appointment, reappointment and replacement/removal of statutory auditor and fixation of audit fee;

iii. Approving payment for any other services by statutory auditors;

iv. Reviewing with management the annual financial statements before submission to the Board, focusing primarily on:

  a. Matters required to be included in the Director's Responsibility Statement included in the report of the Board of Directors

  b. Any changes in accounting policies and practices and reasons thereof.

  c. Major accounting entries based on exercise of judgment by management

  d. Qualifications in draft audit report.

  e. Significant adjustments arising out of audit.

  f. Compliance with listing and other legal requirements concerning financial statements

  g. Disclosure of related party transactions

v. Reviewing with the management the quarterly financial statements before submission to the Board for approval.

vi. Reviewing with the management, the performance of the external and internal auditors, the adequacy of internal control systems.

vii. Reviewing the adequacy of internal audit function, including the structure of the internal audit department, staffing and seniority of the official heading the department, reporting structure coverage and frequency of internal audit.

viii. Discussion with internal auditors on any significant findings and follow up thereon.

ix. Reviewing the findings of any internal investigations by the internal auditors into matters where there is suspected fraud or irregularity or a failure of internal control systems of a material nature and reporting the matter to the board.

x. Discussion with statutory auditors before the audit commences about nature and scope of audit as well as post-audit discussion to ascertain any area of concern.

xi. To look into the reasons for substantial defaults in the payment to the depositors, debentureholders, shareholders (in case of non-payment of declared dividends) and creditors.

xii. To review the functioning of the Whistle Blower mechanism.

xiii. Carrying out all other functions as is mentioned in the terms of reference of the Audit committee.

xiv. Review the following information:

  a. Management Discussion and Analysis of Financial Condition and Results of Operations;

  b. Internal audit reports relating to internal control weaknesses;

  c. Management letters / letters of internal control weaknesses issued by statutory / internal auditors;

  d. Statement of significant related party transactions; and

  e. The appointment, removal and terms of remuneration of the Chief internal auditor.

The Audit Committee has the following powers:

i. to investigate any activity within its terms of reference;

ii. to seek any information from any employee;

iii. to obtain outside legal and professional advice;

iv. to secure attendance of outsiders with relevant expertise, if it considers necessary.

Attendance at the meetings of the Audit Committee held during 2007-2008.

The Audit Committee held its meetings on 29th April, 2007, 30th July, 2007, 31st October, 2007, 8th January, 2008 and 31st January, 2008. The maximum gap between any two meetings was 92 days and the minimum gap was 22 days.

Members	Number of Meetings held during the tenure	Number of Meetings attended
Shri Anil D. Ambani*	1	1
Prof. J. Ramachandran	5	5
Shri S. P. Talwar	5	3
Shri Deepak Shourie	5	5
Shri A. K. Purwar**	4	4

* Shri Anil D. Ambani had resigned as member of the Audit Committee on 17th July, 2007.

** Shri A. K. Purwar was appointed as member of the Audit Committee on 17th July, 2007.

The Chairman of the Audit Committee was present at the last AGM.

The meeting considered all the points in terms of its reference at periodic intervals.

Shri Hasit Shukla, Company Secretary acts as the Secretary to the Audit Committee.

III. **Nomination / Remuneration Committee**

The Nomination/Remuneration Committee of the Board is constituted to formulate from time to time (a) process for selection and appointment of new directors and succession plans and (b) recommend to the Board from time to time, a compensation structure for directors and the manager. Presently, the Company has no executive director.

The Nomination/Remuneration Committee comprises of five directors i.e. Shri Anil D Ambani, Prof. J. Ramachandran, Shri S. P. Talwar, Shri Deepak Shourie and Shri A. K. Purwar. Shri A. K. Purwar has been appointed as a member of the Committee with effect from 17th July, 2007, being the date of his appointment as director. Shri S. P.Talwar is the Chairman of the Committee. During the year, the Nomination/ Remuneration Committee met on 29th April, 2007, 17th July, 2007 and 30th July, 2007.

Members	Number of Meetings held during the Year	Number of Meetings attended
Shri Anil D. Ambani	3	3
Prof. J. Ramachandran	3	3
Shri S. P. Talwar	3	2
Shri Deepak Shourie	3	2
Shri A. K. Purwar*	1	1

* Shri A. K. Purwar was appointed as member of the Nomination/ Remuneration Committee on 17th July, 2007.

Shri Hasit Shukla, Company Secretary acts as the Secretary to the nomination/remuneration Committee.

All directors, being non executive, are paid sitting fees for attending the meetings of the Board and its committees. The non executive directors are also proposed to be remunerated by way of Commission not exceeding Rs. 35 crore for the year ended 31st March, 2008 as may be decided by the Nomination/ Remuneration Committee and the Board of Directors of the Company, within the overall limits of the profits as approved by the Central Government in accordance with the provisions of the Companies Act, 1956.

Equity shares held by directors

Number of equity shares held by the non-executive directors in the Company as on 31st March, 2008 are as follows:

Name of Director	No. of equity shares held
Shri Anil D. Ambani	18,59,171
Prof. J. Ramachandran	698
Shri S. P. Talwar	Nil
Shri Deepak Shourie	1,250
Shri A. K. Purwar	Nil

Managerial remuneration policy

The Nomination/Remuneration Committee determines and recommends to the Board, the compensation of the Directors and the Manager. The key components of the Company's Remuneration Policy are:

- Compensation will be a major driver of performance.
- Compensation will be competitive and benchmarked with a select group of companies from the service sector.
- Compensation will be transparent, fair and simple to administer.
- Compensation will be fully legal and tax compliant.

The Members had, through Postal Ballot on 31st March, 2006, subject to approval and permissions as may be required, approved payment of commissions to non executive directors, who are not in the full time employment, upto the limits laid down under the provisions of Section 309(4) of the Companies Act, 1956, computed in the manner specified in the Act or such other limit as approved by the Central Government, for a period of 5 years from the financial year commencing 1st April, 2006. The Company has obtained approval from the Central Government for payment of commission to non executive directors upto a limit of 3% of the profits of the Company each year for a period of 5 years from the financial year commencing 1st April, 2006.

The Board of Directors based on recommendation of Nomination/ Remuneration Committee at their meeting held on 31st July, 2007 had approved payment of commission of Rs.30.33 crore to the Non Executive Directors of the Company for the year ended 31st March, 2007 based on various parameters.

Criteria for making payments to non-executive directors

The remuneration to non executive directors is benchmarked with the relevant market and performance oriented balanced between financial and sectored market comparative scales, aligned to Corporate goals, role assumed and number of meetings attended.

Details of Sitting fees and Commission paid and share options issued during the year ended 31st March, 2008:

Sr. No.	Name of Director	*Commission (Rs. Lakh)	Sitting Fee (Rs. Lakh)	Share Options granted	Grant Price per Option Rs.
1	Shri Anil D. Ambani	3000.00	03.00	Nil	Nil
2	Prof. J. Ramachandran	11.00	03.60	50,000	541.15
3	Shri S. P. Talwar	11.00	03.20	50,000	541.15
4	Shri Deepak Shourie	11.00	03.20	50,000	541.15
5	Shri A. K. Purwar **	N. A.	03.00	50,000	541.15

* Commission paid for the year commencing 1st April, 2006 to 31st March, 2007.

** Appointed w.e.f. 17th July, 2007.

There were no other pecuniary relationships or transactions of non-executive directors vis-à-vis the Company.

IV. **Shareholders'/ Investors' Grievances Committee**

The Shareholders'/ Investors' Grievances Committee comprising Shri Deepak Shourie as Chairman, Shri Anil D. Ambani, Shri S. P. Talwar, Prof. J. Ramachandran and Shri A. K. Purwar as the members. Shri A. K. Purwar has been appointed as a member of the Committee with effect from 17th July, 2007, being the date of his appointment as an additional director.

The Committee deals with matters relating to transfer/ transmission of shares, issue of duplicate share certificates, review of shares dematerialised and all other related matters. The Committee also monitors redressal of investors' grievances. Particulars of investors grievances received and redressed are furnished in the Investor Information Section of this Report.

During the year, the Shareholders'/ Investors' Grievances Committee held its meetings on 29th April, 2007, 30th July, 2007, 31st October, 2007 and 31st January, 2008. The maximum gap between any two meetings was 92 days.

Members	Number of Meetings held during the Year	Number of Meetings attended
Shri Anil D. Ambani	4	4
Prof. J. Ramachandran	4	4
Shri S. P. Talwar	4	3
Shri Deepak Shourie	4	4
Shri A. K. Purwar*	3	3

*Shri A. K. Purwar was appointed as member of the Shareholders'/Investors' Grievance Committee on 17th July, 2007.

The meeting considered all the points in terms of its reference at periodic intervals.

Shri Hasit Shukla, Company Secretary acts as the Secretary to the Shareholders'/ Investors' Grievances Committee. He also acts as the Compliance officer of the Company.

V **Allotment Committee**

The Allotment Committee comprising of Shri Anil D. Ambani, Chairman, Shri S. P. Talwar and Shri A. K. Purwar, Directors as the members. The Committee is formed for allotment of securities of the Company.

During the year, the Allotment Committee held its meetings on 5th November, 2007 and 14th November, 2007.

Members	Number of Meetings held during the Year	Number of Meetings attended
Shri Anil D. Ambani	2	2
Shri S. P. Talwar	2	2
Shri A. K. Purwar	2	2

The meeting considered all the points in terms of its reference at periodic intervals.

Shri Hasit Shukla, Company Secretary acts as the Secretary to this Committee.

VI. **Employees Stock Option Scheme (ESOS) Compensation Committee**

The ESOS Compensation Committee comprises of four independent directors i.e. Shri S.P.Talwar as the Chairman, Prof. J. Ramachandran, Shri Deepak Shourie and Shri A. K. Purwar as members. Shri A. K. Purwar has been appointed as a member of the Committee with effect from 17th July, 2007, being the date of his appointment as director.

Two meeting of the ESOS Compensation Committee was held during the year on 31st January, 2008 and 8th March, 2008.

Members	Number of Meetings held during the Year	Number of Meetings attended during the Year
Shri S. P. Talwar	2	2
Prof. J. Ramachandran	2	2
Shri Deepak Shourie	2	1
Shri A. K. Purwar*	2	2

*Shri A. K. Purwar was appointed as member of the Committee on 17th July, 2007.

Shri Hasit Shukla, Company Secretary acts as the Secretary to the ESOS Compensation Committee.

VII **Employee Stock Option Scheme**

In order to share the growth in value and reward employees for having participated in the unprecedented success of the Company, the ESOS Compensation Committee approved and implemented Employee Stock option scheme (the Scheme). The Committee has approved to grant 1,75,00,000 Options with Three Tier Model being Founders Club, Pioneers Club and Growth Club to the eligible employees based on specified criteria under Employee Stock Option Plan (Plan), which covers eligible employees of the Company, its subsidiaries and holding Company. The Plan is prepared in due compliance of Scheme, Securities & Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999 and other applicable laws. The Options will vest at the end of one year from the date of Grant and shall be eligible for exercise up to a period of nine years from the date of Vesting under the various Plans. The Company has also granted 50,000 options to each of the Independent Directors of the Company and its subsidiaries. The actual options granted by the Company was 1,49,91,185.

VIII. **General body meetings**

The Company was incorporated on 15th July, 2004, the Company held its last three Annual General Meetings as under:

Year	Location	Date	Time	Whether Special Resolution passed or not
2004-2005	3rd Floor, Reliance Energy Centre, Santa Cruz (E), Mumbai 400 055	22nd July, 2005	3.00 p.m.	No
2005(9 months)	4th Floor, Maker Chambers IV, 222, Nariman Point, Mumbai 400 021	24th January, 2006	3.00 p.m.	No
2006-2007 (15 months)	Birla Matushri Sabhagar, 19, Sir Vithaldas Thackersey Marg, Mumbai 400 020.	17th July, 2007	11.00 a.m.	No

IX. **Postal Ballot**

During the year, the Company had not passed any resolution by conducting Postal Ballot. At the ensuing Annual General Meeting also, there is no resolution which is proposed to be passed by postal ballot.

X. **Means of communication**

Information like quarterly financial results and media releases on significant developments in the Company as also presentations that have been made from time to time to the media, institutional investors and analysts are hosted on the Company's web site and has also been submitted to the stock exchanges on which the Company's equity shares, GDR and FCCBs are listed, to enable them to put them on their own web sites. The Company has published its Financial Results in The Financial Express (English) all India Edition and Navshakti (Marathi).

XI. **EDIFAR**

As per the requirements of Clause 51 of the listing agreement with the stock exchanges, all the data relating to quarterly financial results, shareholding pattern, etc. are being electronically filed on the Electronic Data Information Filing And Retrieval (EDIFAR) website of SEBI (www.sebiedifar.nic.in) within the time frame prescribed in this regard.

XII. **Compliance with other mandatory requirements**

1. **Management Discussion and Analysis**

A Management Discussion and Analysis Report forms part of this Annual Report and includes discussions on various matters specified under Clause 49(IV)(F) of the listing agreement.

2. **Subsidiaries**

The Company does not have any material non-listed Indian subsidiary company and hence, it is not required to have an independent director of the Company on the Board of such subsidiary company. The minutes of the meeting of the board of directors of subsidiary companies are placed before the meeting of board of directors of the Company and the attention of the directors is drawn to all significant transactions and arrangements entered into by the subsidiary companies.

3. **Disclosures**

a. **Disclosures on materially significant related party transactions that may have a potential conflict of interest with the interests of Company at large**

During the year 2007-08, no transactions of material nature had been entered into by the Company with the Promoters or Directors or Management, their subsidiaries or their relatives that may have a potential conflict with interest of the Company. We have disclosed the related party transactions with the subsidiary companies and others in Notes to Accounts.

b. **Details of non-compliance by the Company, penalties, strictures imposed on the Company by Stock Exchange or SEBI or any statutory authority, or any matter related to Capital Markets, during the last three year.**

The Company has complied with the requirements of the Stock Exchange or SEBI on matters related to Capital Markets, as applicable from time to time.

c. **Disclosure of accounting treatment**

In the preparation of financial statements, the Company has followed the Accounting Standards issued by the Institute of Chartered Accountants of India and as prescribed under Companies (Accounting Standards) Rules, 2006, as applicable.

d. **Disclosures on risk management**

The Company has laid down Risk Management Policy defining Risk profiles involving Strategic, Technological, Operational, Financial, Organisational, Legal and Regulatory risks within well defined framework. The Risk Management Policy shall act as an enabler of growth for the Company by helping its businesses to Identify the inherent risks, continuously assess/ evaluate and monitor these risks and undertake effective steps to manage these risks. The Board and Audit Committee periodically reviews the business related risks.

e. **Code of Conduct**

The Company has adopted the code of conduct and ethics for directors and senior management. The code has been circulated to all the members of the board and senior management and the same has been put on the Company's website www.rcom.co.in. The board members and senior management have affirmed their compliance with the code and a declaration signed by the Manager of the Company appointed in terms of the Companies Act, 1956 (i.e. the CEO within the meaning of Clause 49-V of the listing agreement) is given below:

"It is hereby declared that the Company has obtained from all members of the board and senior management affirmation that they have complied with the code of conduct for directors and senior management of the Company for the year 2007-08."

Hasit Shukla
Manager

f. **CEO/CFO Certification**

A certificate from the CEO and CFO was placed before the Board.

g. **Review of Directors' responsibility statement**

The Board in its report have confirmed that the financial accounts for the year ended 31st March, 2008 have been prepared as per applicable accounting standards and policies and that sufficient care has been taken for maintaining adequate accounting records.

XIII. **Compliance with non-mandatory requirements**

1. **Tenure of independent directors on the Board**

The tenure of independent directors on the Board of the Company shall not exceed nine years in aggregate.

2. **Nomination / Remuneration Committee**

The Board has set up a Nomination / Remuneration Committee details whereof are furnished at Sr. No. III of this Report.

3. **Shareholder rights**

The quarterly financial results including summary of significant events of relevant period of three months are published in newspapers and hosted on the website of the Company.

4. **Audit qualifications**

Strategic decisions were taken during the year resulting in unqualified financial statements of the Company.

5. **Training of board members**

A programme has been devised to train board members in the business model of the Company, risk profile of the business parameters and their responsibilities as directors.

6. **Whistle blower policy**

The Company has formulated a policy to prohibit managerial personnel from taking adverse action against employees who are disclosing in good faith alleged wrongful conduct on matters of public concern involving violation of any law, mismanagement, gross waste or misappropriation of public funds, substantial and specific danger to public health and safety or an abuse of authority. The policy also lays down the mechanism for making enquiry in to whistle blower complaint received by the Company.

Employees aware of any alleged wrongful conduct are encouraged to make a disclosure to the audit committee. Employees knowingly making false allegations of alleged wrongful conduct to the audit committee shall be subject to disciplinary action. No personnel of the company have been denied access to the grievance redressal mechanism of the company.

XIV. **General shareholder information**

The mandatory and various additional information of interest to investors is voluntarily furnished in a separate section on investor information in this annual report.

Auditor's certificate on corporate governance

The Auditors certificate on compliance of clause 49 of the listing agreement relating to corporate governance is published elsewhere in this report.

Review of governance practices

We have in this report attempted to present the governance practices and principles being followed at Reliance Communications, as evolved over a period, and as best suited to the needs of our business and stakeholders.

Our disclosures and governance practices are continually revisited, reviewed and revised to respond to the dynamic needs of our business and ensure that our standards are at par with the globally recognised practices of governance, so as to meet the expectations of all our stakeholders.

Investor Information

Annual General Meeting

The Fourth Annual General Meeting of the Company will be held on Tuesday, the 30th September, 2008 at 11.00 a.m. at Birla Matushri Sabhagar, 19, Sir Vithaldas Thackersey Marg, Marine Lines, Mumbai 400 020.

Financial year of the Company

The financial year of the Company is from 1st April to 31st March each year.

Website

The website of the Company www.rcom.co.in contains a section about Investor Relations and Media Section. It carries comprehensive database of information of interest to our investors including on the results of the Company, dividends declared by the Company, any price sensitive information disclosed to the regulatory authorities from time to time, business activities of the Company and the services rendered / facilities extended by the Company to our investors.

Dedicated email id for investors For the convenience of our investors, the Company has designated an exclusive email id for investors i.e. RCOM.investors@relianceada.com.

Compliance Officer Shri Hasit Shukla, Company Secretary is the Compliance Officer of the Company.

Registrar and Transfer Agent (RTA)

M/s Karvy Computershare Private Limited

Unit: Reliance Communications Limited
Plot No. 17-24, Vittal Rao Nagar, Madhapur
Hyderabad 500 081
Telephone No : +91 40 2342 0815-8025
Fax No : +91 40 2342 0859
Email : rcom@karvy.com

Shareholders/Investors are requested to forward share transfer documents, dematerialisation requests (through their respective Depository Participant) and other related correspondence directly to M/s. Karvy Computershare Private Limited at the above address for speedy response.

Dividend announcement

The Board of Directors of the Company have proposed a dividend of Re. 0.75 (15%) per Equity Share of the Company for the financial year ended 31st March, 2008, subject to the approval by shareholders at the ensuing Annual General Meeting. The dividend, if approved, will be paid after the meeting.

Book closure dates for the purpose of dividend and AGM

To determine the entitlement of shareholders to receive the dividend, if any, for the financial year ended 31st March, 2008, the Register of Members and Share Transfer Books of the Company will remain closed from Tuesday, 23rd September, 2008 to Tuesday, 30th September, 2008 (both days inclusive) as well as for the purpose of AGM.

Dividend remittance

Dividend on Equity Shares as recommended by the Directors for the financial year ended 31st March, 2008, when declared at the meeting, will be paid to:

(i) all those equity shareholders whose names appear in the Register of Members as on 23rd September, 2008 and

(ii) those whose names as beneficial owners, are furnished by the National Securities Depository Limited and Central Depository Services (India) Limited for the purpose.

With respect to payment of dividend, the Company provides the facility of ECS to all shareholders, holding shares in electronic and physical forms, residing in the following cities:

Agra, Ahmedabad, Allahabad, Amritsar, Aurangabad, Bangalore, Bhilwara, Bhopal, Bhubaneshwar, Burdhwan, Calicut, Chandigarh, Chennai, Coimbatore, Deharadun, Delhi, Dhanbad, Durgapur, Erode, Goa, Gorakhpur, Guwahati, Gwalior, Haldia, Hubli, Hyderabad, Indore, Jabalpur, Jaipur, Jalandhar, Jammu, Jamshedpur, Jodhpur, Kakinada, Kanpur, Kochi, Kolhapur, Kolkata, Lucknow, Ludhiana, Madurai, Mangalore, Mumbai, Mysore, Nagpur, Nasik, Nellore, Patna, Pondicherry, Pune, Raipur, Rajkot, Ranchi, Salem, Shimla, Sholapur, Siliguri, Surat, Tirupathi, Tirupur, Trichy, Trissur, Trivandrum, Udaipur, Vadodara, Varanasi, Vijaywada, Visakhapatnam.

Unclaimed Dividend

Dividend for the financial year ended 31st March, 2007 declared on 17th July, 2007, which remain unpaid or unclaimed for a period of 7 years (upto 16th August, 2014) will be transferred by the Company to Investor Education and Protection Fund (IEPF). Members who have not so far encashed dividend warrant for the aforesaid year are requested to seek issue of duplicate warrant by writing to the Company's Registrar and Share Transfer Agents, M/s. Karvy Computershare Private Limited, immediately. Members are requested to note that no claims shall lie against the Company or the IEPF in respect of any amounts which were unclaimed and unpaid for a period of seven years from the date that it first became due for payment and no payment shall be made in respect of any such claim.

Direct deposit of dividend (electronic clearing service)

Members desirous of receiving dividend by direct electronic deposit to their bank account may authorise the Company with their mandate. For details, kindly write to the Registrar and Share Transfer Agents at the address mentioned above or you may visit the Investor Relations Section at our website: www.rcom.co.in.

Bank details for physical shareholdings

In order to provide protection against fraudulent encashment of dividend warrants, Members are requested to provide, if not provided earlier, their bank account numbers, bank account type, names and addresses of bank branches, quoting folio numbers, to the Registrar and Share Transfer Agents of the Company to enable them to incorporate the same on their dividend warrants. This is a mandatory requirement in terms of Securities and Exchange Board of India (SEBI) circular No. No.D&CC/FITTC/CIR-04/2001 dated 13th November, 2001.

Bank details for electronic shareholdings

While opening Accounts with Depository Participants (DPs), you may have given your Bank Accounts details, which will be used by the Company for printing on dividend warrants for remittance of dividend. SEBI vide its circular No. DCC/FITTCIR-3/2001 dated 15th October, 2001 has advised that all companies should mandatorily use Electronic Clearing Service (ECS) facility, wherever available. SEBI has also, vide its circular dated 13th November, 2001 referred to above, advised companies to mandatorily print the Bank Account details furnished by the Depositories, on the dividend warrants. This ensures that the dividend warrants, even if lost or stolen, cannot be used for any purpose other than for depositing the monies in the Account specified on the dividend warrants and ensures safety for the investors. However, members who wish to receive dividend in an Account other than the one specified while opening the Depository Account, may notify their DPs about any change in Bank Account Details. Members are requested to furnish complete details of their Bank Accounts including MICR codes of their Banks to their DPs.

Nomination facility

Individual shareholders of physical shares can nominate any person for the shares held by them. This will save the nominee from going through the lengthy process of getting the shares later on transmitted to his/her name. For further details, shareholders may write to the Registrar and Share Transfer Agent of the Company or visit the Investor Relations section at our website : www.rcom.co.in.

Share transfer system

Shareholders / Investors are requested to send share transfer related documents directly to our Registrar and Transfer Agent whose address is given elsewhere in this Report. The Board has delegated powers to the executives of the Company and RTA to approve transfers/transmission / dematerialisation / rematerialisation. If the transfer documents are in order, the transfer of shares is registered within 7 days of receipt of transfer documents by our RTA.

Odd lot shares scheme for small shareholders

In view of the difficulty experienced by the shareholders of the Company in selling their odd lot shares in the stock market and to mitigate the hardships caused to them, Reliance Anil Dhirubhai Ambani Group has framed a scheme for the purchase and disposal of odd lot equity shares at the prevailing market price. The scheme has been launched and is available to the shareholders of Reliance Communications Limited, who hold upto 49 shares in physical form. The shareholders who wish to avail the above facility can contact the Registrar and Transfer Agent of the Company.

Group coming within the definition of group as defined in the Monopolies and Restrictive Trade Practices Act, 1969 (54 of 1969)

The following persons constitute the Group coming within the definition of "group" as defined in the Monopolies and Restrictive Trade Practices Act, 1969 (54 of 1969), which exercises, or is established to be in a position to exercise, control, directly or indirectly, over the Company.

Shri Anil Dhirubhai Ambani
Smt. Tina A. Ambani
Smt. Kokila D. Ambani
Master Jai Anmol A. Ambani
Master Jai Anshul A. Ambani
Reliance Innoventures Private Limited
AAA Enterprises Private Limited
AAA Communication Private Limited
AAA Project Ventures Private Limited
AAA Power Systems (Global) Private Limited
Reliance General Insurance Company Limited
Sonata Investments Limited
Hansdhwani Trading Company Private Limited
Reliance Capital Limited
Reliance Limited
Reliance India Private Limited
AAA Pivotal Enterprises Pvt. Ltd.
K.D. Ambani Trust
AAA Entertainment Private Limited
AAA Industries Private Limited
Reliance Enterprises and Ventures Private Limited
AAA Global Ventures Private Limited
Ambani Industries Private Limited
AAA & Sons Private Limited
AAA International Capital Private Limited
Ambani International Private Limited
AAA Business Machines Private Limited
Reliance Big Private Limited
ADA Enterprises and Ventures Private Limited
ADAE Global Private Limited
Ikosel Investments Limited
Reliance Anil Dhirubhai Ambani Group (UK) Private Limited
Reliance Anil Dhirubhai Ambani Investments (UK) Limited
Batiste Unlimited
Radium Unlimited
Hui Investments Unlimited
Serbus Asia Pte Limited
Millsfield Enterprises Limited
Tareson Company Limited
Reliance Land Private Limited
Reliance Net Limited
Reliance Infrastructure Limited
Reliance Natural Resources Limited
Adlabs Films Limited
Reliance Power Limited
Reliance Power Transmission Limited

The above disclosure has been made, inter alia, for the purpose of Regulation 3(1)(e) of the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997.

Investor Information

Shareholding pattern

Sr. No.	Category	As on 31.03.2008 No. of shares	%	As on 31.03.2007 No. of shares	%
1.	Promoters	1364811060	66.12	1364811060	66.75
2.	Foreign holdings				
	A. Foreign holdings - GDRs	52586084	2.55	35949089	1.76
	B. Direct By Foreign Companies	281087	0.01	943388	0.05
	C. Individual and Others	12640008	0.61	12487566	0.61
	D. Foreign Institutional Investors	205377423	9.95	265528756	12.98
	Sub-Total	**270884602**	**13.12**	**314908799**	**15.40**
3.	Public Financial/ Development Institutions and Central and State Government owned Institutions holdings	160914407	7.80	85321278	4.17
4.	Bank and Mutual Funds	66331035	3.21	48982298	2.40
5.	General Public	201085777	9.75	230591555	11.28
	Total	**2064026881**	**100.00**	**2044614990**	**100.00**

Notes:

a. The outstanding Foreign Currency Convertible Bonds issued by the Company, if converted into the Equity Shares of the Company, would result in increase to the paid up Equity Share Capital of the Company by 9,34,55,064 Equity Shares each of Rs.5/-.

b. The Company has granted 1,49,91,185 options exercisable into equal number of fully paid up Equity Shares of the Company to the Eligible employees under ESOS.

Distribution of Shareholding

Number of Shares	Number of Shareholders as on 31.03.2008		Total Shares as on 31.03.2008		Number of Shareholders as on 31.03.2007		Total Shares as on 31.03.2007	
	Number	%	Number	%	Number	%	Number	%
Upto 500	2003690	97.22	127354949	6.17	1921469	97.18	124597958	6.09
501 to 5000	54492	2.64	61277222	2.97	53066	2.68	59237253	2.90
5001 to 100000	2440	0.12	42107779	2.04	2295	0.12	40315804	1.97
100001 and above	464	0.02	1833286931	88.82	436	0.02	1820463975	89.04
Total	**2061086**	**100.00**	**2064026881**	**100.00**	1977266	100.00	2044614990	100.00

Investors' grievances attended

Received from	Received during 2007-2008	Received during 2006-2007	Redressed during 2007-2008	Redressed during 2006-2007	Pending as on 31.3.2008	Pending as on 31.3.2007
SEBI	4	21	4	21	Nil	Nil
Stock Exchanges	17	31	17	31	Nil	Nil
NSDL/CDSL	15	19	15	19	Nil	Nil
Direct from investors	513	199	513	199	Nil	Nil
Total	**549**	**270**	**549**	**270**	**Nil**	**Nil**

Analysis of grievances

	2007-2008 Numbers	2007-2008 Percentage	2006-2007 Numbers	2006-2007 Percentage
Non Receipt of Annual Reports	22	4.01	22	8.15
Non-receipt of dividend warrants	416	75.77	16	5.93
Non credit of shares	0	0	16	5.93
Non-receipt of share certificates	111	20.22	210	77.77
Others	0	0	6	2.22
Total	549	100.00	270	100.00

There were no complaints pending as on 31st March, 2008.

Investor's queries/ grievances are normally attended within a period of three days from the date of receipt thereof, except in cases involving external agencies or compliance with longer procedural requirements specified by the authorities concerned. The queries and grievances received correspond to 0.027 % of the number of members.

Shareholder Satisfaction Survey

The Company constantly endeavors to extend the best of facilities and services to shareholders and intends to further improve the service standards. In response to the Shareholder Satisfaction Survey feedback forms mailed to our shareholders in 2007, the Company received response from shareholders, results of which are summarised hereunder.

Satisfaction level of services in following areas received	% of total responses received				Total
	Excellent	Good	Needs improvement	Invalid	
1. Response to queries/complaints	41	38	15	6	100
2. Your overall rating of our investor service	47	41	9	3	100
3. Presentation of information on company website	44	37	5	14	100
4. Quality & Contents of Annual Report 2006-07	43	40	14	3	100

Legal proceedings

There are certain pending cases relating to disputes over title to shares, in which the Company is made a party. These cases are however not of material in nature.

Dematerialisation of shares

The Company has admitted its shares to the depository system of National Securities Depository Limited (NSDL) and Central Depository Services (India) Limited (CDSL) for dematerialisation of Shares. The International Securities Identification Number (ISIN) allotted to the Company is INE 330H01018. The equity shares of the Company are compulsorily traded in dematerialised form as mandated by SEBI.

Out of total 206,40,26,881 equity shares, 200,55,07,374 equity shares constituting 97.16% of total equity share capital are held in dematerialised form with NSDL and CDSL as on 31st March, 2008.

Status of dematerialisation of shares:

Electronic holdings			Physical holdings			Total		
No. of Beneficial Owners	No. of Shares	%	No. of Folios	No. of Shares	%	No. of Shareholders	No. of Shares	%
1056875	2005507374	97.16	1004211	58519507	2.84	2061086	2064026881	100.00

The Company's equity shares are actively traded on the Indian Stock Exchanges.

Equity capital build up

Sr. No.	Date	Particulars	Issue Price(Rs.)	No. of Shares	Cumulative (No. of Shares)
1	16.07.2004	Allotted upon Incorporation	10	10000	10000
2	25.07.2005	Additional issue of shares	10	40000	50000
3	11.08.2005	Sub division equity shares of Rs.10 into Rs.5 per share	N.A.	100000	100000
4	27.01.2006	Allotment pursuant to Scheme of arrangement	N.A	1223130422	1223230422
5	27.01.2006	Cancelled pursuant to scheme	N.A	(100000)	1223130422
6	14.09.2006	Allotment pursuant to Scheme of arrangement	N.A	821484568	2044614990
7	18.10.2007	Conversion of FCCBs	480.68	639100	2045254090
8	23.10.2007	Conversion of FCCBs	480.68	221096	2045475186
9	24.10.2007	Conversion of FCCBs	480.68	3297522	2048772708
10	25.10.2007	Conversion of FCCBs	480.68	646210	2049418918
11	31.10.2007	Conversion of FCCBs	661.23	667090	2050086008
12	31.10.2007	Conversion of FCCBs	480.68	2105353	2052191361
13	05.11.2007	Conversion of FCCBs	480.68	4675242	2056866603
14	14.11.2007	Conversion of FCCBs	480.68	715445	2057582048
15	19.11.2007	Conversion of FCCBs	480.68	973838	2058555886
16	24.11.2007	Conversion of FCCBs	480.68	2539513	2061095399
17	07.12.2007	Conversion of FCCBs	480.68	206602	2061302001
18	14.12.2007	Conversion of FCCBs	480.68	877000	2062179001
19	29.12.2007	Conversion of FCCBs	480.68	692366	2062871367
20	16.01.2008	Conversion of FCCBs	480.68	423913	2063295280
21	22.01.2008	Conversion of FCCBs	480.68	703907	2063999187
22	31.01.2008	Conversion of FCCBs	480.68	27694	2064026881

Stock exchange listings

The Company's equity shares are actively traded on the Indian Stock Exchanges.

A. **Stock exchanges on which the shares of the Company are listed**

1. National Stock Exchange of India Limited (NSE)
   Exchange Plaza, Plot no. C/1, G Block,
   Bandra-Kurla Complex, Bandra (East), Mumbai 400 051
   Telephone : +91 22 2659 8235 / 8236 / 8100 - 8114
   Fax : +91 22 2659 8237 - 38
   e-mail : cmlist@nse.co.in
   Web site : www.nseindia.com

2. Bombay Stock Exchange Limited (BSE)
   Phiroze Jeejeebhoy Towers, Dalal Street, Fort,
   Mumbai 400 001
   Telephone : +91 22 2272 1233 - 34
   Fax : +91 22 2272 1919
   e-mail : corp.relations@bseindia.com
   Web site : www.bseindia.com

Investor Information

B. **GDRs of the Company are listed on**

Luxembourg Stock Exchange (LSE)
Société de la Bourse de Luxembourg
11, avenue de la Porte-Neuve
L-2227 Luxembourg

Telephone : +352 47 79 36 -1
Fax : +352 47 32 98
e-mail : info@bourse.lu
Web site : www.bourse.lu

C. **Zero percent foreign currency convertible bonds are listed on**

Singapore Exchange Securities Trading Limited (SGX-ST)
2 Shenton Way, #19-00 SGX Centre 1
Singapore 068804

Telephone : +65 6236 8888
Fax : +65 6236 8888
Web site : www.sgx.com

The listing fees payable to BSE and NSE for 2008-09, SGX-ST for 2008 and LSE for 2008 have been paid in full by the Company.

D. **Depository for GDR holders**

Depository
Deutsche Bank Trust Company Americas
60, Wall Street,
New York - 10005
Telephone : +1 212 250 9100
Fax : +1 212 797 0327

Custodian
Deutsche Bank AG
Mumbai Branch
222, Kodak House,
Post Box No.1142, Fort
Mumbai - 400001

Stock codes

	Physical	Electronic
BSE (Equity shares)	532712	INE 330H01018
NSE (Equity shares)	RCOM	INE 330H01018
Singapore Stock Exchange (FCCBs US$ 1 Billion)	N.A.	XS0286677447
Singapore Stock Exchange (FCCBs US$ 0.5 Billion)	N.A.	XS0249122309

Security codes of GDRs

	Master Rule 144A GDRs	Master Regulation S GDRs
CUSIP	75945T106	75945T205
ISIN	US75945T1060	US75945T2050
Common Code	025317530	025317645

Note: The GDRs are admitted to listing on the official list of the Luxembourg Stock Exchange and trading on the Euro MTF market. The Rule 144A GDRs have been accepted for clearance and settlement through the facilities of DTC, New York. The Regulation S GDRs have been accepted for clearance and settlement through the facilities of Euroclear and Clearstream, Luxembourg. The Rule 144A GDRs have been designated as eligible for trading on PORTAL.

An Index Scrip: Equity shares of the Company are included in S & P CNX Nifty index, CNX 100, S&P CNX500, BSE 30, BSE 100, BSE 200, BSE 500 and Futures and Options trading.

Outstanding GDRs of the Company, conversion date and likely impact on equity

Outstanding GDRs as on 31st March, 2008 represent 5,25,86,084 equity shares constituting 2.55% of the paid-up equity share capital of the Company.

Stock price and volume

	Bombay Stock Exchange			National Stock Exchange		
Month	Highest Rs.	Lowest Rs.	Volume Nos.	Highest Rs.	Lowest Rs.	Volume Nos.
April, 2007	482.90	389.00	30374366	482.90	390.40	107309933
May, 2007	535.00	455.00	33049050	530.75	453.70	115205836
June, 2007	531.80	474.95	28955254	531.95	480.00	98078974
July, 2007	592.00	519.00	38716141	591.95	519.10	118642675
August, 2007	555.00	466.65	30819953	558.00	465.75	121025214
September, 2007	611.00	515.55	26865862	612.00	526.25	91591969
October, 2007	797.00	584.00	82374076	797.70	584.00	245980865
November, 2007	815.00	651.00	35708873	814.70	650.00	111796601
December, 2007	790.00	678.60	23760436	776.80	679.15	79163975
January, 2008	844.00	492.00	49983479	844.70	485.00	156912957
February, 2008	706.00	548.40	41752951	704.90	548.70	108681555
March, 2008	570.00	476.00	36089691	573.40	476.15	96025736

Investor Information

Share Price Performance in comparison to broad based indices - BSE Sensex and NSE Nifty


200
150
100
50
0
SENSEX
Mar-07
Apr-07
May-07
Jun-07
Jul-07
Aug-07
Sep-07
Oct-07
Nov-07
Dec-07
Jan-08
Feb-08
Mar-08
Month
RCOM
SENSEX


200
150
100
50
0
S & P CNX Nifty
Mar-07
Apr-07
May-07
Jun-07
Jul-07
Aug-07
Sep-07
Oct-07
Nov-07
Dec-07
Jan-08
Feb-08
Mar-08
Month
RCOM
S & P CNX Nifty

Depository services

For guidance on depository services, shareholders may write to the Registrar and Transfer Agent (RTA) of the Company or National Securities Depository Limited, Trade World, 5th Floor, Kamala Mills Compound, Senapati Bapat Marg, Lower Parel, Mumbai 400013, Telephone : +91 22 2499 4200, Fax: +91 22 2497 2993 / 2497 6351, e-mail:info@nsdl.co.in, website: www.nsdl.com or Central Depository Services (India) Limited, Phiroze Jeejeebhoy Towers, 16th Floor, Dalal Street, Mumbai 400023. Telephone: +91 22 2272 3333 Fax: +91 22 2272 3199 / 2072, web site: www.cdslindia.com, email: investors@cdslindia.com.

Communication to members

The Quarterly Financial Results of the Company are announced within a month of the end of the respective quarter. The Company's Media Releases and details of significant developments are also made available on the Company's website. These are published in leading newspapers, in addition to hosting them on the Company's website: www.rcom.co.in

Policy on insider trading

The Company has formulated a Code of Conduct for Prevention of Insider Trading (Code) in accordance with the guidelines specified under the Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992. The Board has appointed Shri Hasit Shukla, Company Secretary as the Compliance Officer under the Code responsible for complying with the procedures, monitoring adherence to the rules for the preservation of price sensitive information, pre-clearance of trade, monitoring of trades and implementation of the Code of Conduct under the overall supervision of the Board. The Company's Code, inter alia, prohibits purchase and/or sale of shares of the Company by an insider, while in possession of unpublished Price Sensitive Information in relation to the Company during certain prohibited periods. The Company's Equity Code is available on the Company's website.

Secretarial audit for reconciliation of capital

The Securities and Exchange Board of India has directed vide Circular No. D&CC/ FITTC/CIR-16/2002 dated 31st December, 2002 that all issuer companies shall submit a certificate of capital integrity, reconciling the total shares held in both the depositories, viz. NSDL and CDSL and in physical form with the total issued / paid-up capital.

The said certificate, duly certified by the Chartered Accountants is submitted to the Stock Exchanges where the securities of the Company are listed within 30 days of the end of each quarter and the Certificate is also placed before the Board of Directors of the Company.

Key Financial Reporting Dates for the Financial Year (F.Y.) 2008-09

Unaudited results for the first quarter ended 30th June, 2008	:	On or before 31st July, 2008
Unaudited results for the second quarter / half year ended 30th September, 2008	:	On or before 31st October, 2008
Unaudited results for the third quarter ended 31st December, 2008	:	On or before 31st January, 2009
Audited results for the financial year 2008-09	:	On or before 30th June, 2009
Investors' correspondence may be addressed to the Compliance Officer of the Company	:	Shri Hasit Shukla Company Secretary & Manager Reliance Communications Limited H Block, 1st Floor Dhirubhai Ambani Knowledge City Mumbai 400 710 Telephone :+91 22 3038 6286 Fax :+91 22 3037 6622 Email:RCOM.investors@relianceada.com

Plant locations

The Company is engaged in the business of providing telecommunications services and as such has no plant.

Auditors' Report on Abridged Accounts

To
the Members of
Reliance Communications Limited

We have examined the attached abridged balance sheet of Reliance Communications Limited ('the Company'), as at 31st March 2008 and also the abridged profit and loss account and abridged cash flow statement for the year ended on that date annexed thereto, together with the significant accounting policies and notes thereon. These abridged financial statements have been prepared by the Company pursuant to Rule 7A of the Companies (Central Government's) General Rules and Forms, 1956 and are based on the audited accounts of the Company for the year ended 31st March 2008 prepared in accordance with the provisions of Section 211 of the Companies Act, 1956 and covered by our report of even date to the members of the Company, which is attached hereto.

For **Chaturvedi & Shah**
Chartered Accountants

Rajesh D Chaturvedi
Partner
Membership No. 45882

For **BSR & Co.**
Chartered Accountants

Natrajan Ramkrishna
Partner
Membership No. 32815

Mumbai
30 April 2008

Auditors' Report

To,

The Members of

Reliance Communications Limited

We have audited the attached Balance Sheet of Reliance Communications Limited ('the Company') as at 31 March 2008 and also the Profit and Loss Account and the Cash flow statement for the year ended on that date, annexed thereto. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As required by the Companies (Auditor's Report) Order, 2003 ('the Order') issued by the Central Government of India in terms of sub-section (4A) of Section 227 of the Companies Act, 1956 ('the Act'), we enclose in the Annexure, a statement on the matters specified in paragraphs 4 and 5 of the said Order.

Further to our comments in the Annexure referred to in the paragraph above, we report that:

(a) we have obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit;

(b) in our opinion, proper books of account as required by law have been kept by the Company so far as appears from our examination of those books;

(c) the Balance Sheet, Profit and Loss Account and Cash Flow Statement dealt with by this report are in agreement with the books of account;

(d) in our opinion, the Balance Sheet, Profit and Loss Account and Cash Flow Statement dealt with by this report comply with the Accounting Standards referred to in sub-section (3C) of Section 211 of the Companies Act, 1956;

(e) on the basis of written representations received from the directors of the Company as at 31st March 2008 and taken on record by the Board of Directors, we report that none of the directors is disqualified as at 31 March 2008 from being appointed as a director of the Company under clause (g) of sub-section (1) of Section 274 of the Companies Act, 1956; and

(f) in our opinion, and to the best of our information and according to the explanations given to us, the said accounts give the information required by the Companies Act, 1956, in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India:

    (i) in the case of the Balance Sheet, of the state of affairs of the Company as at 31 March 2008;

    (ii) in the case of the Profit and Loss Account, of the profit of the Company for the year ended on that date; and

    (iii) in the case of the Cash Flow Statement, of the cash flows of the Company for the year ended on that date.

For **Chaturvedi & Shah**
Chartered Accountants

Rajesh D Chaturvedi
Partner
Membership No. 45882

For **BSR & Co.**
Chartered Accountants

Natrajan Ramkrishna
Partner
Membership No. 32815

Mumbai
30 April 2008

Annexure to the Auditors' Report – 31st March 2008

With reference to the Annexure referred to in the Auditors' Report to the Members of Reliance Communications Limited ('the Company') on the financial statements for the year ended 31 March 2008, we report the following:

1. (a) The Company has maintained proper records showing full particulars, including quantitative details and situation of fixed assets which are being updated to give effect to the assets transferred on demerger of the passive infrastructure and the network fiber undertaking, acquired from a wholly owned subsidiary company during the year.

   (b) We are informed that the Company physically verifies its assets over a three year period, except for underground fibre infrastructure and base trans-receiver station towers. We are informed that these assets are under continuous operational surveillance at National Network Operating Centre and are therefore not separately physically verified. In our opinion, this periodicity of physical verification is reasonable having regard to the size of the Company and the nature of its assets. In accordance with this policy, the Company has physically verified certain fixed assets during the year. The Company is in the process of reconciling the results of such physical verification with the fixed assets register. Management believes that differences if any, arising out of such reconciliation are not expected to be material.

   (c) Passive infrastructure assets demerged to a subsidiary company during the year, as per the scheme sanctioned by the High Court, does not affect the going concern assumption.

2. (a) The inventory has been physically verified by management during the current year. In our opinion, the frequency of such verification is reasonable.

   (b) The procedures for the physical verification of inventories followed by management are reasonable and adequate in relation to the size of the Company and the nature of its business.

   (c) The Company is maintaining proper records of inventory. Discrepancies identified on physical verification of inventories as compared to book records were not material.

3. The Company has neither granted nor taken any loans, secured or unsecured, to or from companies, firms or other parties covered in the register maintained under section 301 of the Companies Act, 1956. Accordingly, paragraph 4(iii) of the Order is not applicable.

4. In our opinion, and according to the information and explanations given to us, and having regard to the explanation that purchases of certain items of inventories and fixed assets are for the Company's specialised requirements for which suitable alternative sources are not available to obtain comparable quotations, there is an adequate internal control system commensurate with the size of the Company and nature of its business with regard to the purchase of inventories and fixed assets and with regard to the sale of services. In our opinion, and according to the information and explanations given to us, there is no continuing failure to correct major weaknesses in the internal control system.

5. In our opinion, and according to the information and explanations given to us, there are no contracts and arrangements the particulars of which need to be entered into the register maintained under section 301 of the Companies Act, 1956.

6. The Company has not accepted any deposits from the public.

7. In our opinion, the Company has the internal audit system commensurate with the size and nature of its business.

8. We have broadly reviewed the books of account maintained by the Company pursuant to the rules prescribed by the Central Government for maintenance of cost records under section 209(1)(d) of the Companies Act, 1956 in respect of telecommunication activities and are of the opinion that prima facie, the prescribed accounts and records have been made and maintained. However, we have not made a detailed examination of the records.

9. (a) According to the information and explanations given to us and on the basis of our examination of the records of the Company, amounts deducted/accrued in the books of account in respect of undisputed statutory dues including Provident Fund, Wealth tax, Income Tax, Service Tax, Customs Duty, Sales tax, Entry tax, Employees' State Insurance and other material statutory dues have been regularly deposited during the year by the Company with the appropriate authorities. As explained to us, the Company did not have any dues on account of Excise duty and Investor Education and Protection Fund. There were no dues on account of cess under Section 441A of the Companies Act, 1956 since the date from which the aforesaid section comes into force has not yet been notified by the Central Government. According to the information and explanations given to us, no undisputed amounts payable in respect of Provident Fund, Wealth tax, Income Tax, Service Tax, Customs Duty, Sales tax, Entry tax, Employees' State Insurance and other material statutory dues were in arrears as at 31st March 2008 for a period of more than six months from the date they became payable.

   (b) According to the information and explanations given to us, there are no dues of Income tax, Wealth tax, Service tax, Customs duty, Employees' State Insurance which have not been deposited on account of any dispute. The dues of Excise duty, Sales tax and Entry tax as disclosed below have not been deposited by the Company on account of disputes.

Name of the Statute	Nature of the Dues	Amount (Rs. crore)	Period to which the amount relates	Forum where dispute is pending
The Central Excise and Salt Act, 1944	Excise duty	2.08	2002-04	Tribunal
Entry Tax Act, Uttar Pradesh	Entry tax	0.13	2003-04	Trade Tax Tribunal, Lucknow
Trade Tax Act, Uttar Pradesh	Sales tax	1.12	2004-05	Trade tax Tribunal, (Appeals)
		10.53	2005-06	Joint Commissioner, (Appeals)
		0.24	2003-04	Trade Tax Tribunal, Lucknow
Entry Tax Act, Madhya Pradesh	Entry tax	0.36	2002-03	Deputy Commissioner of Appeals (Commercial Taxes)
Entry Tax Act, Chhattisgarh	Entry tax	0.12	2002-03	Deputy Commissioner of Appeals (Commercial Taxes)
Sales Tax Act, Orissa	Sales tax	4.12	2003-04	Asst. Commissioner of Commercial taxes, Bhubaneshwar
Entry Tax Act, Orissa	Entry tax	0.02	2003-04	Asst. Commissioner of Commercial taxes, Bhubaneshwar
	Entry tax	0.02	2004-05	Asst. Commissioner of Commercial taxes, Bhubaneshwar
Entry Tax Act, Jharkand	Entry tax	4.84	2007-08	Writ petition filed before High Court of Jharkand
Punjab VAT Act	VAT	0.03	2007-08	Deputy Commissioner, (Appeals)
	VAT	0.01		Deputy Commissioner, (Appeals)
Entry Tax Act, Madhya Pradesh (Commercial Taxes)	Entry Tax	0.24	2003-04	Deputy Commissioner (Appeals)
Entry Tax Act, Chhattisgarh (Commercial Taxes)	Entry tax	0.03	2003-04	Deputy Commissioner (Appeals)

10. The Company does not have any accumulated losses at the end of the financial year and has not incurred cash losses in the current financial year and in the immediately preceding financial period.
11. In our opinion and according to the information and explanations given to us, the Company has not defaulted in repayment of dues to its bankers or debenture holders or to any financial institutions.
12. According to the information and explanations given to us, the Company has not granted loans and advances on the basis of security by way of pledge of shares, debentures and other securities.
13. In our opinion and according to the information and explanations given to us, the Company is not a chit fund/ nidhi/ mutual benefit fund/ society.
14. According to the information and explanations given to us, the Company is not dealing or trading in shares, securities, debentures and other investments.
15. In our opinion and according to the information and explanations given to us, the terms and conditions on which the Company has given guarantees for loans taken by wholly owned subsidiaries from banks or financial institutions are not prejudicial to the interest of the Company.
16. In our opinion and according to the information and explanations given to us, the term loans taken by the Company have been applied for the purpose for which they were raised.
17. According to the information and explanations given to us and on an overall examination of the balance sheet of the Company, we are of the opinion that the funds raised on short-term basis have not been used for long-term investment.
18. The Company has not made any preferential allotment of shares to companies/firms/parties covered in the register maintained under Section 301 of the Companies Act, 1956.
19. The Company has not issued any secured debentures during the year.
20. We have verified the end-use of money remaining unutilised in the previous period raised by issue of foreign currency convertible bonds as disclosed in note 2 (iii) of Schedule Q to the financial statements.
21. According to the information and explanations given to us, no significant fraud on or by the Company, that causes a material misstatement to the financial statements, has been noticed or reported during the year.

For **Chaturvedi & Shah** *Chartered Accountants*	For **BSR & Co.** *Chartered Accountants*
Rajesh D Chaturvedi *Partner* Membership No. 45882	**Natrajan Ramkrishna** *Partner* Membership No. 32815

Mumbai
30 April 2008

Abridged Balance Sheet as at 31st March, 2008
(Statement containing the salient features of Balance Sheet as per Section 219(1)(b)(iv) of the Companies Act, 1956)

(Rs. in crore)

		As at 31st March, 2008		As at 31st March, 2007
SOURCES OF FUNDS				
Shareholders' Fund				
(a) Capital				
(i) Equity Capital (Refer Note 2, Notes on Accounts)		1,032.01		1,022.31
(b) Reserves and Surplus				
(i) Capital Reserve	0.05		0.05	
(ii) Securities Premium Account (Refer Note 2 (i), (ii), (v) and 4 (a), Notes on Accounts)	9,497.42		8,885.07	
(iii) General Reserve I (Refer Note 4(a), Notes on Accounts)	5,538.00		5,538.00	
(iv) General Reserve II (Refer Note 4(a), Notes on Accounts)	2,785.21		2,785.21	
(v) General Reserve III	400.00		-	
(vi) Reserve for Business Restructuring (Refer Note 5 (ii) and (iii), Notes on Accounts)	1,287.10		-	
(vii) Surplus in Profit and Loss Account	4,300.24	23,808.02	2,294.90	19,503.23
Loan Funds				
(a) Secured Loans	950.00		5,113.57	
(b) Unsecured Loans	19,336.43	20,286.43	9,454.27	14,567.84
(Refer Note 2, Notes on Accounts)				
TOTAL		45,126.46		35,093.38
APPLICATION OF FUNDS				
Fixed Assets				
(a) Net Block (Original Cost Less Depreciation)	16,887.63		18,098.45	
(b) Capital Work-in-Progress	7,117.56	24,005.19	2,185.60	20,284.05
(Refer Note 5, Notes on Accounts)				
Investments				
(a) Government Securities	0.01		0.01	
(b) Investment in Subsidiary Companies - Unquoted (Refer Note 4(b)(i), 4 (c)(i) and 5(ii), Notes on Accounts)	13,712.39		5,358.50	
(c) Others - Unquoted	131.74	13,844.14	75.92	5,434.43
Current Assets, Loans and Advances				
(a) Inventories	201.22		98.51	
(b) Sundry Debtors	1,093.21		802.11	
(c) Cash and Bank Balances	192.66		68.45	
(d) Other Current Assets				
(i) To Subsidiary Companies	8,009.51		10,181.46	
(ii) To Others (Refer Note 6(i), Notes on Accounts)	982.63		1,112.67	
(e) Loans and Advances				
(i) To Subsidiary Companies (Refer Note 16, Notes on Accounts)	5,758.37		6,479.67	
(ii) To Others	2,277.69		1,364.17	
	18,515.29		20,107.04	
Less: Current Liabilities and Provisions				
(a) Current Liabilities (Refer Note 14, Notes on Accounts)	7,214.31		6,309.33	
(b) Provisions (Refer Note 6 and 4(a), Notes on Accounts)	4,023.85		4,422.81	
	11,238.16		10,732.14	
Net Current Assets		7,277.13		9,374.90
TOTAL		45,126.46		35,093.38

Refer Accounting Policies

Refer Notes on Accounts

Compiled from the Audited Accounts of the Company referred to in our Report dated 30th April, 2008

As per our Report of even date

For Chaturvedi and Shah
Chartered Accountants

Rajesh D. Chaturvedi
Partner
Membership No. 45882

For BSR & Co
Chartered Accountants

Natrajan Ramkrishna
Partner
Membership No. 32815

Mumbai
30th April, 2008

For and on behalf of the Board

Chairman **Anil D. Ambani**

Directors **J. Ramachandran**, **S. P. Talwar**, **A. K. Purwar**

Company Secretary and Manager **Hasit Shukla**

Abridged Profit and Loss Account for the year ended 31st March, 2008
(Statement containing the salient features of Profit and Loss Account as per Section 219(1)(b)(iv) of the Companies Act, 1956)

(Rs. in crore)

		For the year ended 31st March, 2008	For fifteen months ended 31st March, 2007
I	**INCOME**		
	Service Revenue (Net of Service Tax)	12,706.43	11,453.87
	Other Operating Income (Net of Service Tax)	709.76	271.39
	Other Income	10.46	36.65
		13,426.65	11,761.91
II	**EXPENDITURE**		
	Access Charges, License Fees and Network Expenses	5,279.73	4,444.82
	Selling Expenses	1,472.33	1,399.88
	Salary, Wages and Other Employee Benefits	838.13	639.90
	Managerial Remuneration	0.53	0.50
	Provision for Commission to Non Executive Directors (Refer Note 6(i) and (ii), Notes on Accounts)	19.99	44.00
	Financial Charges (net) (Includes Financial Income Rs. 402.79 crore and Interest Income Rs. 22.09 crore (Previous period Rs. 102.47crore and Rs. 105.92 crore respectively))	445.17	248.16
	Depreciation and Amortisation	2,358.49	2,496.64
	Depreciation adjusted against Provision for Business Restructuring (Refer Note 4(a), Notes on Accounts)	(514.83)	(660.52)
	Auditors Remuneration (Refer Note 9, Notes on Accounts)	6.20	6.14
	Provision for Doubtful Debts, Loans and Advances	146.58	138.58
	General Adminstration Expenses (Refer Note 4(b) and 4 (c), Notes on Accounts)	770.24	559.06
	Profit before Adjustments pursuant to Scheme of Amalgamation / Arrangement, Tax and Exceptional Items	2,604.09	2,444.75
	Exceptional Items		
	Customer Verification Expenses	-	23.90
	Adjustments pursuant to the Scheme of Arrangement *inter alia* for demerger of Passive Infrastructure into Reliance Infratel Limited		
	Passive Infrastructure Assets written off	3,200.74	-
	Equivalent amount withdrawn from Reserve for Business Restructuring arising (not created) out of the said Scheme (Refer Note 5(i), Notes on Accounts)	(3,200.74)	-
	Adjustments pursuant to the Scheme of Arrangement *inter alia* for merger of Reliance Infocomm Limited into the Company		
	Investments in Reliance Infocomm Limited written off	-	9,239.77
	Equivalent amount withdrawn from Reserve arising (not created) on vesting *inter alia* of the said investments on demerger from Reliance Industries Limited (Refer Note 4(a), Notes on Accounts)	-	(9,239.77)
III	**Profit Before Tax**	2,604.09	2,420.85
IV	**Provision for**		
	-Current Tax	2.10	0.27
	-Fringe Benefit Tax	15.54	11.73
V	**Profit After Tax**	2,586.45	2,408.85
	Add : Balance brought forward from Previous period	2,294.90	5.65
	Amount available for Appropriations	4,881.35	2,414.50
VI	**APPROPRIATIONS**		
	Transferred to General Reserve III	400.00	-
	Proposed Dividend on Equity Shares	154.80	102.23
	Tax on Proposed Dividend	26.31	17.37
	Balance carried to Balance Sheet	4,300.24	2,294.90
	Basic and Diluted Earnings per Share of face value of Rs. 5 each (Refer Note 15, Notes on Accounts)		
	- Basic (Rs.)	12.60	11.98
	- Diluted (Rs.)	10.21	11.23

Refer Accounting Policies
Refer Notes on Accounts
Compiled from the Audited Accounts of the Company referred to in our Report dated 30th April, 2008

As per our Report of even date

For Chaturvedi and Shah
Chartered Accountants

Rajesh D. Chaturvedi
Partner
Membership No. 45882

For BSR & Co
Chartered Accountants

Natrajan Ramkrishna
Partner
Membership No. 32815

Mumbai
30th April, 2008

For and on behalf of the Board

Chairman — **Anil D. Ambani**

Directors — **J. Ramachandran**, **S. P. Talwar**, **A. K. Purwar**

Company Secretary and Manager — **Hasit Shukla**

Significant Accounting Policies to Abridged Balance Sheet as at 31st March, 2008 and Abridged Profit and Loss Account for the year ended on that date

1 Basis of Preparation of Financial Statements

The financial statements are prepared under historical cost convention and in accordance with the generally accepted accounting principles in India and provisions of the Companies Act, 1956 read with the Companies (Accounting Standards) Rules, 2006 (Accounting Standard Rules).

2 Use of Estimates

The presentation of financial statements requires estimates and assumptions to be made that affect the reported amount of assets and liabilities and disclosure of contingent liabilities on the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Difference between the actual results and estimates is recognised in the period in which the results are known / materialised.

3 Fixed Assets

(i) Fixed Assets are stated at cost net of modvat / cenvat, less accumulated depreciation, amortisation and impairment loss, if any.

(ii) All costs including financing cost till commencement of commercial operations, net charges of foreign exchange contracts and adjustments arising upto 31st March, 2007 from exchange rate variations, relating to borrowings attributable to fixed assets, are capitalised.

(iii) Expenses incurred relating to project, prior to commencement of commercial operation, are considered as project development expenditure and shown under Capital Work-in-Progress.

(iv) Entry fees paid for Telecom Licenses and Indefeasible Right of Connectivity (IRC) are stated at cost for acquiring the same less accumulated amortisation.

4 Lease

In respect of Operating Leases, lease rentals are expensed with reference to the terms of lease and other considerations except for lease rentals pertaining to the period up to the date of commencement of commercial operations, which are capitalised.

5 Depreciation / Amortisation

(i) Depreciation on Fixed Assets is provided on Straight Line Method at the rates and in the manner prescribed in Schedule XIV to the Companies Act, 1956 except in case of the following assets which are depreciated as given below.

(a) Ducts and Cables - 18 years

(b) Telecom Electronic Equipments - 10 years

(c) Furniture, Fixtures and Office Equipments - 10 years

(d) Customer Premises Equipments - 3 years

(e) Vehicles - 5 years

(ii) Leasehold Land is depreciated over the period of the lease term.

(iii) Intangible assets, namely entry fees / fees for Telecom Licenses and Brand Licence are amortised equally over the balance period of Licenses. IRC and Software are amortised from the date of acquisition or commencement of commercial services, whichever is later. The life of amortisation of the intangible assets are as follows.

(a) Telecom Licenses - 20 years

(b) Brand License - 10 years

(c) Indefeasible Right of Connectivity - 15, 20 years

(d) Software - 5 years

6 Impairment of Assets

An asset is treated as impaired when the carrying cost of assets exceeds its recoverable value. An impairment loss is charged to the Profit and Loss Account in the year in which an asset is identified as impaired. The impairment loss recognised in prior accounting period is increased/ reversed where there has been change in the estimate of recoverable value. The recoverable value is the higher of the assets' net selling price and value in use.

7 Investments

Current Investments are carried at lower of cost and market value or fair value. Long Term Investments are stated at cost. Provision for diminution in the value of long term investments is made only if such a decline is other than temporary in the opinion of the management.

8 Inventories of Stores and Spares

Inventories of stores and spares are accounted for at costs, determined on weighted average basis or net realisable value, whichever is less.

Significant Accounting Policies to Abridged Balance Sheet as at 31st March, 2008 and Abridged Profit and Loss Account for the year ended on that date

9 Employee Retirement Benefits

Company's Contributions to Provident Fund and Superannuation Fund are charged to Profit and Loss Account. Gratuity and Leave Encashment Benefits are charged to Profit and Loss Account on the basis of actuarial valuation as at the Balance Sheet date.

10 Borrowing Cost

Borrowing costs that are attributable to the acquisition or construction of qualifying assets are capitalised as part of the cost of such assets upto the commencement of commercial operations. A qualifying asset is the one that necessarily takes substantial period of time to get ready for intended use. Other borrowing costs are recognised as expense in the year in which they are incurred.

11 Issue Expenses and Premium on FCCB

The premium payable on redemption and issue expenses on issue of Foreign Currency Convertible Bonds (FCCBs) is charged to Securities Premium Account.

12 Foreign Currency Transactions

(i) Transactions denominated in foreign currencies are recorded at the exchange rates prevailing at the time of the transaction.

(ii) Monetary items denominated in foreign currencies at the year end are restated at year end rates. In case of monetary items, which are covered by forward exchange contracts, the difference between the transaction rate and rate on the date of the contract is recognised as exchange difference and the premium paid on forward contracts is recognised over the life of the contract.

(iii) Non monetary foreign currency items are carried at cost.

(iv) Any income or expense on account of exchange difference either on settlement or on translation is recognised in the Profit and Loss Account.

(v) Any income or loss arising out of marking derivative contracts to market price is recognised in the Profit and Loss Account.

13 Revenue Recognition

(i) Revenue is recognised as and when the services are provided on the basis of actual usage of the Company's network. Revenue on upfront charges for services with lifetime validity and fixed validity periods of one year or more are recognised over the estimated useful life of subscribers and specified fixed validity period, as appropriate. The estimated useful life is consistent with estimated churn of the subscribers.

(ii) Interest income on investment is recognised on time proportion basis. Dividend is considered when right to receive is established.

14 Provision for Doubtful Debts and Loans and Advances

Provision is made in the Acccounts for doubtful debts and loans and advances in cases where the management considers the debts, loans and advances, to be doubtful of recovery.

15 Miscellaneous Expenditure

Miscellaneous Expenditure is charged to the Profit and Loss Account as and when they are incurred.

16 Taxes on Income, Fringe Benefit Tax and Deferred Tax

Provision for income tax is made on the basis of estimated taxable income for the year at current rates. Tax expense comprises of current tax, fringe benefit tax and deferred tax at the applicable enacted or substantively enacted rates. Current tax represents the amount of income tax payable / recoverable in respect of the taxable income / loss for the reporting period. Deferred tax represents the effect of timing difference between taxable income and accounting income for the reporting period that originate in one period and are capable of reversal in one or more subsequent periods. The deferred tax asset is recognised and carried forward only to the extent that there is a reasonable certainty that the assets will be realised in future. However, where there is unabsorbed depreciation or carried forward loss under taxation laws, deferred tax assets are recognised, only if, there is virtual certainty of realisation of assets.

17 Government Grants

Subsidies granted by the Government for providing telecom services in rural areas are recognised as Other Operating Income in accordance with the relevant terms and conditions of the scheme and agreement.

18 Provisions, Contingent Liabilities and Contingent Assets

Provisions involving substantial degree of estimation in measurement are recognised when there is a present obligation as a result of past events and it is probable that there will be an outflow of resources. Contingent Liabilities are not recognised but are disclosed in the Notes on Accounts. Contingent Assets are neither recognised nor disclosed in the financial statements.

19 Earning per Share

In determining Earning per Share, the Company considers the net profit after tax and includes the post tax effect of any extra-ordinary / exceptional item. The number of shares used in computing Basic Earning per Share is the weighted average number of shares outstanding during the period. The number of shares used in computing Diluted Earning per Share comprises the weighted average shares considered for deriving Basic Earnings per Share, and also the weighted average number of shares that could have been issued on the conversion of all dilutive potential Equity Shares. Dilutive potential Equity Shares are deemed converted as of the beginning of the period, unless issued at a later date.

Notes on Accounts to Abridged Balance Sheet as at 31st March, 2008 and Abridged Profit and Loss Account for the year ended on that date

1 Previous Period

The previous period ended 31st March, 2007 was for fifteen months from 1st January, 2006 to 31st March, 2007 which included twelve months' operating results of erstwhile Reliance Infocomm Limited for the period from 1st April, 2006 to 31st March, 2007, which was merged into the Company with effect from 31st March, 2006. Hence, the figures of current year are not comparable with the previous period.

2 Foreign Currency Convertible Bonds (FCCBs)

(i) Pursuant to the exercise of option by holders of FCCBs issued on 9th May, 2006, the Company has, in accordance with the terms and conditions thereof, allotted 1,87,44,801 fully paid Equity Shares of Rs. 5 each at a pre determined premium of Rs. 475.68 per Share against 2,03,051 FCCBs. Out of total 500,000 FCCBs issued, 296,949 FCCBs were outstanding as on 31st March, 2008.

(ii) Pursuant to the exercise of option by holders of FCCBs issued on 28th February, 2007, the Company has, in accordance with the terms and conditions thereof, allotted 6,67,090 fully paid Equity Shares of Rs. 5 each at a pre determined premium of Rs. 656.23 per Share against 100 FCCBs.Out of total 10,000 FCCBs issued, 9,900 FCCBs were outstanding as on 31st March, 2008.

(iii) In the event, these outstanding FCCBs are fully converted into Equity Share, the Equity Share Capital of the Company would increase by approximately 9.35 crore Equity Shares of Rs. 5 each.

(iv) In case of the above mentioned FCCBs, on and at anytime after 9th May, 2009 and 28th February, 2010 respectively, on and prior to the maturity date, the Company may, subject to certain terms and conditions as per the offering memorandum, redeem the FCCBs in whole and not in part at their Early Redemption amount, provided that no such redemption may be made unless the aggregate value (as defined in the terms and conditions) on each trading day during the period of not less than 30 consecutive trading days, ending not earlier than 14 days prior to the date upon which notice of such redemption is given, was at least 130 percent of the Early Redemption amount.

(v) Exchange gain of Rs. 103.04 crore (Previous period Rs. Nil), on conversion of FCCBs during the year, relating to premium has been debited to the Securities Premium Account.

(vi) The balance amount of Rs. 5,142.00 crore (Previous period Rs. 1,343.00 crore), pending utilisation as at the end of the previous period, out of the total proceeds of the aforesaid FCCBs, have been used towards capital expenditure.

(vii) FCCB amount includes Rs. 330.00 crore (Previous period Rs. 109.90 crore), being the premium on redemption of FCCBs computed on pro rata basis for the period up to 31st March, 2008.

3 Foreign Exchange

Consequent upon Accounting Standard ("AS") of 11 "The Effect of Changes in Foreign Exchange Rates" as notified by the Companies (Accounting Standards) Rules, 2006 becoming applicable to the current accounting year commencing on 1st April, 2007, net gain arising on account of foreign exchange difference amounting to Rs. 946.80 crore relating to the liabilities for acquisition of fixed assets has been recognized in the Profit and Loss Account. During the year and in compliance with the announcement dated 29th March, 2008 by the Institute of Chartered Accountants of India (the ICAI) regarding Accounting for Derivatives loss of Rs. 468.73 crore arising out of marking related Derivative Contracts to market has also been recognized in the Profit and Loss Account. The net gain of Rs. 400.37 crore after adjusting loss on account of conversion of overseas bank balances amounting to Rs. 77.70 crore is reflected in "Financial Charges (net)" as the effects of Foreign Currency Exchange Fluctuation.

4 Scheme of Amalgamation

(a) The Company, during the previous period, undertook restructuring of ownership structure of telecom business so as to align the interest of the promoters and public shareholders. Accordingly, pursuant to the Schemes of Amalgamation and Arrangement ("the Schemes") under Sections 391 to 394 approved by Hon'ble High Court of respective judicature, group structure involving the group companies and subsidiary companies was reorganized. The Company, during the previous period, recorded all necessary accounting effects, along with requisite disclosure in the notes to the accounts, in accordance with the provisions of the Schemes. The cumulative effects of the Schemes in case of Equity Share Capital of the Company has been disclosed below the respective Schedule to the Accounts. In relation to Reserves, the effects incorporated in the amounts of the previous period, included, the following.

Out of the excess of assets over liabilities of the transferor companies;

- Credit of Rs. 9,030.63 crore to the Securities Premium Account being part of the Securities Premium of erstwhile Reliance Infocomm Limited (RIC), the transferor company, attributable to shares of RIC other than those being cancelled under the Schemes.
- Withdrawal from General Reserves and transfer to the Profit and Loss Account of Rs. 9,239.77 crore being an amount equal to the write off consequent to the amalgamation of RIC into the Company of investments held by the Company in Equity Shares of RIC.
- Credit to General Reserves of Rs. 2,812.62 crore being the unadjusted balance of the excess of assets over liabilities received by the Company pursuant to the Schemes.

Notes on Accounts to Abridged Balance Sheet as at 31st March, 2008 and Abridged Profit and Loss Account for the year ended on that date

- Pursuant to the Schemes, additional depreciation arising on fair value of the assets have been adjusted against the balance of Provision for Business Restructuring.

(b) Pursuant to the Scheme of Amalgamation ("the Scheme") under Section 391 to 394 of the Companies Act, 1956, sanctioned by the Honourable High Court of Bombay vide Order dated 21st April, 2007, Reliance Infoinvestments Limited ("RIIL" or "the Transferor Company"), a wholly owned subsidiary of the Company, whose core activity was investment and fund management, was amalgamated, with effect from the Appointed Date as at 1st April, 2006, with Reliance Communications Infrastructure Limited ("RCIL", or "the Transferee Company"), also a wholly owned subsidiary of the Company.

(i) Upon the Scheme becoming effective,

- RCIL has issued 20,000, 8% Cumulative, Redeemable Preference Shares to the Equity Shareholders of RIIL, whose names appear on the Register of Members on the Effective Date, in the Share Exchange Ratio of 1 (One) Preference Share of the face value of Rs. 10 each in RCIL for every 105 (One hundred five) Equity Shares of the face value of Rs. 10 each held in RIIL.
- Investments of Rs. 2.08 crore in the Equity Shares of RIIL has, as a consequence, been written off to the Profit and Loss Account of the Company.

(c) Pursuant to the Scheme of Amalgamation ("the Scheme") under Section 391 to 394 of the Act, sanctioned by the Honourable High Court of Bombay vide Order dated 12th June, 2007, Reliable Internet Services Limited ("RISL" or "the Transferor Company"), a subsidiary of the Company, whose core activities were providing telecom services, was amalgamated with effect from the Appointed Date as 1st April, 2006 with Reliance Telecom Limited ("RTL" or "the Transferee Company"), another subsidiary of the Company.

The Transferee Company was not required to issue any shares and/ or pay any consideration to any of the Shareholders of the Transferor Company.

(i) Upon the Scheme becoming effective,

- Investments of Rs. 6.00 crore in the Equity Shares of RISL has, as a consequence, been written off to the Profit and Loss Account of the Company.

5 Scheme of Arrangement for transfer of Passive Infrastructure

The Scheme of Arrangement ("the Scheme") under Section 391 to 394 of the Act between the Company ("RCOM" or "the First Demerged Company" or "the Company"), Reliance Telecom Limited ("RTL" or "the Second Demerged Company") and Reliance Infratel Limited (formerly known as Reliance Telecom Infrastructure Limited) ("RITL" or "the Resulting Company"), a subsidiary of the Company through Reliance Communications Infrastructure Limited (RCIL) for transfer of Passive Infrastructure from RCOM and RTL to RITL was approved by the Honourable High Court of Bombay vide order dated 16th March, 2007, with the effective date as 10th April, 2007. Upon the Scheme becoming effective and in accordance with direction of the Honourable High Court, the Company has;

(i) Written off Passive Infrastructure assets, transferred to RITL having book value of Rs. 3,200.74 crore to the Profit and Loss Account.

(ii) Revalued investment in RCIL, the holding company of RITL by Rs. 4,487.84 crore. The said amount of Rs. 4,487.84 crore has been recognised as Reserve for Business Restructuring.

(iii) Withdrawn from Reserve for Business Restructuring, an equivalent amount as the amount of write off i.e. Rs. 3,200.74 crore. Balance Rs. 1,287.10 crore in Reserve for Business Restructuring shall be available to meet the increased depreciation, costs, expenses, and losses including on account of impairment of or write down of assets etc. pursuant to the Scheme.

6 Provisions (Note 7 - Schedule Q of Annual Accounts)

(i) Provisions include, provision for disputed claims and others of Rs. 1,905.20 crore (Previous period Rs. 1,837.43 crore) and provision for commission to Non Executive Directors of Rs. 35.00 crore (Previous period Rs. 44.00 crore).

Provision for disputed claims and others consists of provision for disputed claims of Rs. 1,896.16 crore (Previous period Rs. 1,813.53 crore) and for verification of customers Rs. 9.04 crore (Previous period Rs. 23.90 crore).

(ii) During the year, an amount of Rs. 49.52 crore (Previous period Rs. Nil) relating to Access Deficit Charge (ADC), Rs. Nil (Previous period Rs. 19.78 crore) relating to sales tax liability and Rs. 15.01 crore relating to commission to Non Executive Directors (Previous period Rs. Nil) has been reversed. An amount of Rs. 106.39 crore (Previous period Rs. 17.32 crore) has been provided towards disputed interconnect usage charges and Rs. 25.77 crore (Previous period Rs. Nil) has been provided towards disputed Spectrum Charges. An amount of Rs. 14.87 crore (Previous period Rs. Nil) has been utilised towards address verification of prepaid subscribers.

(iii) On determination by the Board of Directors, the liability against provision for Commission to Non Executive Directors will be paid during the year 2008 - 09.

(iv) Also refer Note 2 (vii) above.

The aforesaid provisions shall be utilised on settlement of the claims, if any, there against.

Notes on Accounts to Abridged Balance Sheet as at 31st March, 2008 and Abridged Profit and Loss Account for the year ended on that date

(Rs. in crore)

7 Contingent Liabilities (Note 8 - Schedule Q of Annual Accounts)	As at 31st March, 2008	As at 31st March, 2007
(i) Estimated amount of contracts remaining to be executed on capital accounts (net of advances) and not provided for	**4,365.87**	875.93
(ii) Disputed Liabilities in Appeal		
- Sales Tax and VAT	**18.42**	33.68
- Excise and Service Tax	**2.08**	5.40
- Entry Tax and Octroi	**5.93**	5.38
- Other Litigations	**0.43**	-

8 Deferred Tax Assets and Liabilities (Note 9 - Schedule Q of Annual Accounts)

The Company being in the business of Telecommunication Services is eligible for deduction u/s 80IA (Tax Holiday) of the Income Tax Act, 1961. Since the Deferred Tax Liability in respect of timing difference is expected to reverse during the Tax Holiday Period, the same is not recognised in books of accounts as at 31st March, 2008 as per Accounting Standard ("AS") 22 of "Accounting for Taxes on Income" as referred to in Accounting Standards Rules.

(Rs. in crore)

	For the year ended 31st March, 2008	For fifteen months ended 31st March, 2007
9 Auditors Remuneration (Excluding service tax)		
(Note 10 - Schedule Q of Annual Accounts)		
Statutory Audit	**6.20**	4.08
Tax Audit	-	0.25
Certification and Other Services	-	1.81
	6.20	6.14

10 Operating Lease (Note 15 - Schedule Q of Annual Accounts)

The Company's significant leasing arrangements are in respect of operating leases for premises and network sites. These lease agreements provide for cancellation by either parties thereto as per the terms and conditions of the agreements.

11 Particulars of Derivative Instruments (Note 16 - Schedule Q of Annual Accounts)

Particulars of Derivative Instruments acquired for hedging	For the year ended 31st March, 2008			For fifteen months period 31st March, 2007		
	No. of	Value		No. of	Value	
	Instruments	US$ crore	Rs. in crore	Instruments	US$ crore	Rs. in crore
Principal Only Swaps	**10**	**11.70**	**469.55**	26	24.33	1,057.76
Currency Swaps	**7**	**7.40**	**296.73**	20	72.39	3,147.05
Interest Rate Swaps FC	**33**	**99.60**	**3,995.95**	27	95.50	4,151.39
Interest Rate Swaps INR	**27**	**30.96**	**1,242.00**	63	96.43	4,192.00
Options FC	**34**	**147.59**	**5,921.11**	19	41.74	1,814.66
Options INR	**12**	**61.00**	**2,447.32**	3	32.00	1,391.04
Structured Derivatives	**Nil**	**Nil**	**Nil**	2	7.45	323.94

No derivative instruments are for speculation purpose.

In respect of Foreign Currency Swap and Interest Rate Swap transactions, which are linked with LIBOR rates and exchange rate during the binding period of contract, the gains / losses, if any, are recognised on the settlement day or the reporting day, whichever is earlier, at the rate prevailing on respective day.

Foreign Currency exposures that are not hedged by derivative instruments or otherwise are US$ 270.40 crore (Previous period US$ 214.43 crore), equivalent to Rs. 10,848.00 crore (Previous period Rs. 9,321.48 crore).

The unamortized premium of Buyers' Line of Credit to be recognized is Rs. 21.87 crore (Previous period Rs. 12.59 crore) for one or more subsequent accounting periods.

Notes on Accounts to Abridged Balance Sheet as at 31st March, 2008 and Abridged Profit and Loss Account for the year ended on that date

12 Segment Performance (Note 18 - Schedule Q of Annual Accounts)

Disclosure as per Accounting Standard ("AS") 17 of "Segment Reporting" is reported in Consolidated Accounts of the Company. Therefore, the same has not been separately disclosed in line with the provision of AS.

13 Employee Benefits (Note 19 - Schedule Q of Annual Accounts)

Gratuity : In accordance with the applicable Indian laws, the Company provides for the gratuity, a defined benefit retirement plan (Gratuity Plan) for all employees. The Gratuity Plan provides a lump sum payment to vested employees, at retirement or termination of employment, an amount based on respective employee's last drawn salary and for the years of employment with the Company.

The following table sets out the status of the Gratuity Plan as required under Accounting Standard ("AS") 15 of "Employee Benefits" (Revised).

(Rs. in crore)

	Particulars	**Gratuity *** **As at 31st March, 2008**	Gratuity * As at 31st March, 2007	**Leave Encashment** **As at 31st March, 2008**	Leave Encashment As at 31st March, 2007
(i)	**Reconciliation of opening and closing balances of the present value of the defined benefit obligation**				
	Obligation at period beginning	**14.60**	10.06	**77.80**	40.96
	Service Cost	**4.75**	2.91	**40.94**	30.29
	Interest Cost	**1.32**	0.70	**6.03**	2.72
	Actuarial (gain) / loss	**3.76**	1.62	**(3.09)**	25.26
	Benefits Paid	**(1.19)**	(0.69)	**(21.55)**	(21.44)
	Obligation at period end	**23.24**	14.60	**100.12**	77.80
	* Defined benefit obligation liability as at the Balance Sheet is wholly funded by the Company				
(ii)	**Change in plan assets**				
	Plan assets at period beginning, at fair value	**11.06**	10.90	-	-
	Expected return on plan assets	**1.00**	0.99	-	-
	Actuarial (gain) / loss	**0.50**	(0.27)	-	-
	Contributions	**12.21**	0.13	**21.55**	21.44
	Benefits	**(1.19)**	(0.69)	**(21.55)**	(21.44)
	Plan assets at period end, at fair value	**23.58**	11.06	-	-
(iii)	**Reconciliation of present value of the obligation and the fair value of the plan assets**				
	Fair value of plan assets at the end of the period	**23.58**	11.06	**100.12**	77.80
	Present value of the defined benefit obligation at the end of the period	**23.24**	14.60	-	-
	Liability recognized in the Balance Sheet	**(0.34)**	3.54	**100.12**	77.80
(iv)	**Cost for the period**				
	Service Cost	**4.75**	2.91	**40.94**	30.29
	Interest Cost	**1.32**	0.70	**6.03**	2.72
	Expected return on plan assets	**(1.00)**	(0.99)	-	-
	Actuarial (gain) / loss	**3.26**	1.89	**(3.09)**	25.26
	Net Cost	**8.33**	4.51	**43.88**	58.27
(v)	**Investment details of plan assets**				
	100% of the plan assets are invested in Balanced Fund Instruments				
(vi)	**Actual return on plan assets**	**1.50**	0.71		
(vii)	**Assumptions**				
	Interest rate	**9.00%**	9.00%	**9.00%**	9.00%
	Estimated return on plan assets	**9.00%**	9.00%	**9.00%**	9.00%
	Salary growth rate	**8.20%**	8.20%	**8.20%**	8.20%

The estimates, of future salary increases, considered in actuarial valuation, take into account inflation, seniority, promotion and other relevant factors such as supply and demand factors in the employment market.

Provident Fund : The guidance on implementing ("AS") 15 of "Employee Benefits" (Revised) issued by the ICAI states that the benefits involving employer established Provident Fund, which require interest shortfalls to be recompensed are to be considered defined benefit plans. The actuary of the Company has expressed his inability to reliably measure provident fund liabilities, pending the issuance of the guidance note from the Actuarial Society of India. Accordingly, the Company is unable to provide the related information.

14 Disclosure under Micro, Small and Medium Enterprises Development Act, 2006 (MSMED) (Note 20 - Schedule Q of Annual Accounts)

Under the Micro, Small & Medium Enterprises Development Act, 2006 (MSMED) which came into force from 2nd October, 2006, certain disclosures are required to be made relating to MS&ME. On the basis of the information and records available with the Company, the following disclosures are made for the amounts due to the MS&ME.

		(Rs. in crore)
		As at 31st March, 2008
(a)	Principal amount due to any supplier as at the year end	**4.68**
(b)	Interest due on the principal amount unpaid at the year end to any supplier	**0.05**
(c)	Amount of Interest paid by the Company in terms of Section 16 of the MSMED, along with the amount of the payment made to the supplier beyond the appointed day during the accounting year	-
(d)	Payment made to the enterprises beyond appointed date under Section 16 of MSMED	**12.16**
(e)	Amount of Interest due and payable for the period of delay in making payment, which has been paid but beyond the appointed day during the year but without adding the interest specified under MSMED	**0.28**
(f)	The amount of interest accrued and remaining unpaid at the end of each accounting year	**0.33**

This being the first year of registration of the suppliers under MSMED, the previous period figures are not relevant.

15 Earnings per Share (EPS) (Note 21 - Schedule Q of Annual Accounts)

	Basic and Diluted EPS	**For the year ended 31st March,2008**	For fifteen months ended 31st March,2007
(a)	Profit / (Loss) attributable to Equity Shareholders (Rs.in crore) (used as numerator for calculating Basic EPS)	**2,586.45**	2,408.85
(b)	Profit / (Loss) attributable to Equity Shareholders (Rs.in crore) (used as numerator for calculation of Diluted EPS)	**2,209.08**	2,299.63
(c)	Weighted average number of Equity Shares (used as denominator for calculating Basic EPS)	**2,052,028,972**	2,010,232,201
(d)	Add: Effect of potential Equity Shares to be issued under FCCB	**105,453,968**	37,763,103
(e)	Add: Effect of potentially dilutive Equity Shares under ESOS	**5,780,192**	-
(f)	Weighted average number of Equity Shares (used as denominator for calculating Diluted EPS)	**2,163,263,132**	2,047,995,304
(g)	Basic Earnings per Share of Rs. 5 each (Rs.)	**12.60**	11.98
(h)	Diluted Earnings per Share of Rs. 5 each (Rs.)	**10.21**	11.23

16 Loans and Advances in the nature of loans (Note 22 - Schedule Q of Annual Accounts)

(Rs. in crore)

Sr. No.	Name of the Company	As at 31st March, 2008	As at 31st March, 2007	Maximum Balance during the year
(a)	Reliance Gateway Net Limited	**977.67**	977.67	977.67
(b)	Reliance Webstore Limited	**897.36**	1,128.09	1,368.25
(c)	Netizen Rajasthan Limited	**7.20**	7.20	7.20
(d)	Reliance Telecom Limited	**388.91**	1,092.78	1,296.09
(e)	Reliable Internet Services Limited (Merged with RTL w.e.f. 28.09.2007)	-	175.30	175.30
(f)	Campion Properties Limited	**59.37**	36.78	59.37
(g)	Reliance Communications Infrastructure Limited	**2,067.57**	1,504.59	2,073.59
(h)	Reliance Infocomm Infrastructure Private Limited	**1,175.64**	630.00	1,175.64
(i)	Reliance Big TV Limited	**78.11**	-	78.11
(j)	Reliance Infratel Limited	-	-	1,210.00
(k)	Gateway Net Trading Pte. Limited (Ceased to be a subsidiary w.e.f. 31st March, 2008)	-	9.37	
		5,651.83	5,561.78	8,421.22

Loans and Advances to wholly owned subsidiaries are interest free loans, where there is no repayment schedule and are repayable on demand.

17 Employee Stock Option Scheme (Note 23 - Schedule Q of Annual Accounts)

In respect of options granted on 9th March, 2008 under the Employee Stock Option Scheme (ESOS) of the Company, the accounting value of options (based on market price of the share on the date of the grant of the option) is accounted as deferred employee compensation, which is amortised on a straight line basis over the vesting period. During the year, payment to and provisions for employees include charge of Rs.16.17 crore (Previous period Rs. Nil), on this account determined on time proportionate basis.

The ESOS has granted total 1,49,91,185 options to the employees at an exercise price based on the performance conditions as set out in ESOS. The vesting of the options is in a graded manner over a specified period of time. Each option entitles the holder thereof to apply for and be allotted one Equity Share of the Company of Rs. 5 each upon payment of the exercise price during the exercise period. The maximum exercise period is 10 years from the date of grant of options.

18 Financial Statements of Subsidiary Companies (Note 24 - Schedule Q of Annual Accounts)

The Ministry of Corporate Affairs, Government of India vide its Orders No.47/3/200/-CL-III dated 28th February, 25th April and 30th April, 2008 respectively issued under Section 212 (8) of the Companies Act, 1956 has exempted the Company from attaching the Balance Sheets and Profit and Loss Accounts of its subsidiaries under Section 212(1) of the Companies Act, 1956. As per the orders, key details of each subsidiary is attached along with the Statement under Section 212 of the Companies Act, 1956.

19 Performance Ratios

		For the Year ended 31st March, 2008	For fifteen months ended 31st March, 2007
(a)	Income / Total Assets	**0.24**	0.26
(b)	Operating Profit / Capital Employed (%)	**6.76**	7.61
(c)	Return on Networth (%)	**10.41**	11.74
(d)	Profit After Tax / Income (%)	**19.26**	20.48

20 Related Parties (Note 25 - Schedule Q of Annual Accounts)

As per Accounting Standard ("AS") 18, prescribed under the Companies (Accounting Standards) Rules, 2006, the disclosures of transactions with the related parties are given below.

A List of Related Party; where control exists

Sr. No. Name of the Subsidiary Companies (direct and step down subsidiaries)

1. Gateway Systems (India) Limited
2. Reliance Gateway Net Limited
3. Reliance Infoinvestments Limited (Upto 23.07.2007, merged with Reliance Communications Infrastructure Limited pursuant to the Scheme of Amalgamation)
4. Reliance Digital Home Services Limited (formerly Reliance Infocomm Solutions Limited)
5. Reliance Global IDC Limited (formerly Netizen Gujarat Limited)
6. Reliance Webstore Limited
7. Netizen Rajasthan Limited
8. Reliance Communications Investment and Leasing Limited
9. Reliance Communications Infrastructure Limited
10. Reliance Telecom Limited
11. Reliable Internet Services Limited (Upto 28.09.2007, merged with Reliance Telecom Limited pursuant to the Scheme of Amalgamation)
12. Campion Properties Limited
13. Reliance Telephones Limited (Upto 01.03.2008)
14. Reliance Mobile Limited
15. Reliance Infratel Limited (formerly Reliance Telecom Infrastructure Limited)
16. Matrix Innovations Limited
17. Synergy Entrepreneur Solution Private Limited (Upto 01.09.2007, merged with Reliance Communications Infrastructure Limited pursuant to the Scheme of Amalgamation)
18. Reliance Infocomm Infrastructure Private Limited
19. Reliance Infocom BV
20. Reliance Infocom Inc.
21. Reliance Communications (UK) Limited
22. Reliance Communications Hong Kong Limited
23. Reliance Communications Inc.
24. Reliance Communications Canada Inc.
25. Reliance Netway Inc.
26. Reliance Communications International Inc.
27. Reliance Globalcom Limited, Bermuda (formerly Flag Telecom Group Limited)
28. FLAG Pacific Holdings Limited
29. FLAG Pacific Limited
30. FLAG Telecom Singapore Pte. Limited
31. FLAG Telecom Development Limited
32. FLAG Telecom Development Services Company LLC
33. FLAGWEB Limited
34. FLAG Telecom Network Services Limited
35. Reliance FLAG Telecom Ireland Limited (formerly known as FLAG Telecom Ireland Limited)

Sr. No. Name of the Subsidiary Companies (direct and step down subsidiaries)

36. FLAG Telecom Japan Limited
37. FLAG Telecom Espana SA
38. FLAG Telecom Servizi Italia SpA
39. FLAG Telecom Ireland Network Limited
40. FLAG Telecom Network USA Limited
41. FLAG Telecom Nederland Network BV
42. FLAG Telecom Belgium Network SA
43. FLAG Telecom France Network SAS
44. FLAG Telecom Espana Network SAU
45. FLAG Telecom Group Services Limited
46. FLAG Telecom USA Limited (Upto 17.12.2007, merged with Yipes Holdings Inc. pursuant to the Agreement)
47. FLAG Telecom Asia Limited
48. FLAG Telecom France Services Eurl
49. FLAG Telecom Deutschland GmbH
50. FLAG Telecom Nederland BV
51. FLAG Telecom Hellas AE
52. FLAG Atlantic UK Limited
53. Reliance FLAG Atlantic France SAS (formerly known as Flag Atlantic France SAS)
54. FLAG Telecom Korea Limited
55. FLAG Telecom Taiwan Services Limited
56. FLAG Telecom Taiwan Limited
57. Reliance Globalcom (UK) Limited (formerly known as Flag Telecom Limited)
58. Flag Access India Private Limited
59. Gateway Net Trading Pte. Limited, Singapore (Upto 31.03.2008)
60. Reliance Communications (Singapore) Pte. Limited
61. Reliance Communications (New Zealand) Pte. Limited
62. Reliance Communications (Australia) Pty Limited
63. RCOM Malaysia SDN.BHD.
64. Seoul Telenet Inc.
    Board Control
65. FLAG Holdings (Taiwan) Limited
    Board Control
66. Reliance Telecom Infrastructure (Cyprus) Holdings Limited
    Board Control
67. Lagerwood Investments Limited
    Board Control
68. Reliance Tech Services Private Limited (w.e.f. 30.07.2007)
69. Reliance Big TV Limited (w.e.f. 25.10.2007)
70. Flag Projects Pte. Limited (w.e.f. 31.10.2007 Upto 23.03.2008)

71. Alsign Holdings Pte. Limited (w.e.f. 31.10.2007, Upto 23.03.2008)
72. Actaram Capital Pte. Limited (w.e.f. 31.10.2007, Upto 23.03.2008)
73. Yipes Holdings Inc. (w.e.f. 17.12.2007)
74. Reliance Globalcom Services Inc. (formerly Yipes Enterprise Services Inc.) (w.e.f. 17.12.2007)
75. Yipes Systems Inc. (w.e.f. 17.12.2007)
76. YTV Inc. (w.e.f. 17.12.2007)
77. Anupam Global Soft (U) Limited (w.e.f 05.03.2008)
78. Reliance GlobalCom Limited, India (Upto 17.03.2008)
79. Reliance National Communications Limited (Upto 01.03.2008)

Holding Companies

80. AAA Communication Private Limited
81. Reliance Innoventures Private Limited (RIPL)

Individuals

Promoters

82. Shri Anil D. Ambani, the person having control during the year

Manager

83. Shri Hasit Shukla, Manager

B List of Other Related Parties; where there have been transactions

Associates

84. Warf Telecom International Private Limited

Fellow Subsidiaries

85. Reliance Capital Limited
86. Reliance General Insurance Company Limited

(i) Disclosure in respect of transactions which are more than 10% of the total transactions of the same type with a related party during the year.

1 Fixed assets acquired during the year includes Rs. 34.00 crore from FLAG Atlantic France SAS, Rs. 83.20 crore* from Reliance Communications Infrastructure Limited and Rs. 164.99 crore from Reliance Infratel Limited *(Previous period - Fixed assets acquired includes Rs.44.01 crore from FLAG Atlantic France SAS).*

* During the year, the Company has acquired the Network Fibre Undertaking of Reliance Communications Infrastructure Limited (RCIL), a wholly owned subsidiary of the Company, comprising as on 31st December, 2007 of ducts, dark optical fibre cables including all other assets comprising inter alia of construction machinery, rights, powers, authorities, interests and privileges in all property, moveable and immoveable and all other future rights and interest, arising out of such property, forming part of the network laid by RCIL on pan India routes, on a going concern basis, for a token consideration of Rs.80.00 crore.

2 Loans and Advances include loan granted during year of Rs. 1,434.63 crore to Reliance Communications Infrastructure Limited, Rs. 102.00 crore to Reliance Telecom Limited, Rs. 300.30 crore to Reliance Webstore Limited, Rs. 22.59 crore to Campion Properties Limited, Rs. 545.64 crore to Reliance Infocomm Infrastructure Private Limited, Rs. 1,210.00 crore to Reliance Infratel Limited, Rs. 81.11 crore to Reliance Big TV Limited. and repaid during period of Rs. 871.65 crore by Reliance Communications Infrastructure Limited, Rs. 981.18 crore by Reliance Telecom Limited, Rs. 531.03 crore by Reliance Webstore Limited, Rs.1,210.00 crore by Reliance Infratel Limited, Rs. 3.00 crore by Reliance Big TV Limited.

(Previous period - Loans and Advances include loan granted during the period of Rs. 175.30 crore to Reliable Internet Services Limited, Rs. 1,283.49 crore to Reliance Telecom Limited, Rs. 933.99 crore to Reliance Webstore Limited, Rs.36.78 crore to Campion Properties Limited, Rs. 630.00 crore to Reliance Infocomm Infrastructure Private Limited, Rs. 6,342.95 crore to Reliance Communications Infrastructure Limited and loans repaid during the period of Rs. 5,834.37 crore by Reliance Communications Infrastructure Limited, Rs.190.70 crore by Reliance Telecom Limited, Rs. 0.06 crore by Reliance Infocomm Solutions Limited).

3 Deposit includes deposit granted during the year of Rs. 14,659.45 crore to Reliance Communications Infrastructure Limited and repaid during the year of Rs. 16,831.39 crore by Reliance Communications Infrastructure Limited *(Previous period - Deposit granted during the period includes Rs. 13,517.14 crore to Reliance Infoinvestments Limited. Deposit repaid during the period includes Rs. 7,802.79 crore by Reliance Infoinvestments Limited).*

4 Sundry Debtors include Rs. 103.29 crore from Reliance Communications Inc., Rs. 60.99 crore from FLAG Telecom Ireland Limited and Rs. 6.11 crore from Reliance Telecom Limited *(Previous period - Sundry Debtors include Rs. 128.37 crore from Reliance Communications Inc., Rs. 32.20 crore from Reliance Communications Infrastructure Limited, Rs. 48.61 crore from FLAG Telecom Ireland Limited).*

5 Advances include Rs. 90.92 crore to Reliance Webstore Limited, Rs. 15.52 crore to Reliance Big Tv Limited, Rs. 16.27 crore to Reliance General Insurance Company Limited, *(Previous period - Advances include Rs. 732.45 crore to Reliance Communications Infrastructure Limited, Rs.194.81 crore to Reliance Infoinvestments Limited and Rs. 9.46 crore to Reliance General Insurance Company Limited).*

6 Sundry Creditors include Rs. 643.89 crore to Reliance Communications Infrastructure Limited, Rs. 64.13 crore to FLAG Atlantic France SAS, Rs. 17.06 crore to FLAG Telecom Ireland Limited, Rs. 463.06 crore to Reliance Infratel Limited, Rs. 35.07 crore to Reliance Communications International Inc. *(Previous period - Sundry Creditors include Rs. 994.92 crore to Reliance Communications Infrastructure Limited, Rs. 20.44 crore to FLAG Telecom Ireland Limited, Rs. 22.39 crore to Reliance Globalcom Limited, Bermuda, Rs. 79.27 crore to FLAG Atlantic France SAS and Rs. 187.35 crore to Reliance Webstore Limited).*

Notes on Accounts to Abridged Balance Sheet as at 31st March, 2008 and Abridged Profit and Loss Account for the year ended on that date

7 Turnover includes Rs. 379.23 crore from Reliance Communications Infrastructure Limited, Rs. 789.95 crore from Reliance Communications Inc., Rs. 102.83 crore from Reliance Communications Int. Inc., Rs. 13.90 crore from FLAG Telecom Ireland Limited, Rs. 165.30 crore from Reliance Telecom Limited and Rs. 64.75 crore from Reliance Webstore Limited *(Previous period - Turnover includes Rs. 185.11 crore from Reliance Communications Infrastructure Limited, Rs. 1,041.90 crore from Reliance Communications Inc., Rs. 208.52 crore from Reliance Communications Int. Inc., Rs. 6.38 crore from Reliable Internet Services Limited, Rs.78.29 crore from Reliance Telecom Limited, Rs. 13.05 crore from FLAG Telecom Ireland Limited, Rs. 7.42 crore from Reliance Communication Canada Inc., Rs. 0.83 crore from Gateway Systems (India) Limited and Rs. 45.35 crore from Reliance Webstore Limited).*

8 Other Income Rs. Nil *(Previous period - Other Income includes Rs. 53.38 crore from Reliance Infoinvestments Limited, Rs. 40.11 crore towards interest, Rs.2.36 crore towards lease rentals and Rs. 2.47 crore towards facility usage charges from Reliance Communications Infrastructure Limited).*

9 Expenditure includes Access Charges Rs. 44.59 crore to Reliance Communications Inc., Rs. 47.67 crore to Reliance Telecom Limited, Network Operation Expenses Rs. 936.19 crore to Reliance Infratel Limited, Rs. 61.97 crore to Reliance Communications Infrastructure Limited, Rs. 37.13 crore to FLAG Atlantic France SAS, Rs. 8.91 crore to Reliance Globalcom Limited, Bermuda, Selling and Marketing expenses Rs. 91.63 crore to Reliance Communications Infrastructure Limited and Rs. 96.43 crore to Reliance Webstore Limited, Professional Fees Rs. 1.71 crore to Reliance Infocom Inc., General and Administrative Expense Rs. 146.31 crore to Reliance Communications Infrastructure Limited, Rs. 61.17 crore to Reliance Infocomm Infrastructure Private Limited, Rs. 17.23 crore to Reliance General Insurance Company Limited, Rent, Rates and Taxes Rs. 4.41 crore to Reliance Capital Limited.

(Previous period - Expenditure includes Access Charges to Rs. 89.81 crore to Reliance Communications Inc., Rs. 2.46 crore to Reliable Internet Services Limited, Rs. 37.50 crore to Reliance Telecom Limited, Network Operation Expenses Rs. 83.61 crore to Reliance Communications Infrastructure Limited, Rs. 20.93 crore to Flag Atlantic France SAS, Rs. 7.36 crore to Reliance Communications Int. Inc., Rs. 6.01 crore to Reliance Communications UK., Selling and Marketing expenses Rs. 96.68 crore to Reliance Communications Infrastructure Limited and Rs. 161.45 crore to Reliance Webstore Limited, Professional Fees Rs. 3.74 crore to Reliance Infocom Inc., Rent, Rates and Taxes Rs. 4.41 crore to Reliance Capital Limited, General and Administrative Expense Rs. 111.82 crore from Reliance Communications Infrastructure Limited, Rs. 95.83 crore to Reliance Infocomm Infrastructure Private Limited and Rs. 2.83 crore to Reliance General Insurance Company Limited, Financial Charges include Rs. 24.69 crore to Reliance Communications Infrastructure Limited).

10 Financial Guarantees issued include Rs. 69.80 crore to Reliance Infocom BV. *(Pervious period - Financial Guarantees issued include Rs. 65.21 crore to Reliance Infocom BV).*

11 The non executive directors are also proposed to be remunerated by way of Commission not exceeding Rs. 35.00 crore for the year commencing 1st April, 2007 to 31st March, 2008 as may be decided by the Nomination / Remuneration Committee and the Board of Directors of the Company, including allocation to individual directors *(Previous period - Rs.44.00 crore).*

(Rs. in crore)

(ii) Transactions with Related Parties during the year 1st April, 2007 to 31st March, 2008
(Figures in bracket represent Previous period's figures)

Sr. No.	Nature of Transaction	Subsidiaries	Associates	Fellow Subsidiaries	Others	Total
(A)	**Investments**					
	Balance as at 1st April, 2007	5,358.51	17.40	-	-	**5,375.91**
		(2,832.44)	-	-	-	(2,832.44)
	Purchased/adjusted during the year	3,983.57	4.90	-	-	**3,988.47**
		(118.41)	(17.40)	(1,548.49)	-	(1,684.30)
	Purchased/adjusted during the year on account of Revaluation	4,487.84	-	-	-	**4,487.84**
		(2,267.31)	-	-	-	(2,267.31)
	Purchased/adjusted on account of Merger	0.02	-	-	-	**0.02**
		(140.35)	-	-	-	(140.35)
	Sold during the year	-	-	-	-	-
		-	-	(1,548.49)	-	(1,548.49)
	Sold/adjusted on account of Merger	8.10	-	-	-	**8.10**
		-	-	-	-	-
	Balance as at 31st March, 2008	13,821.84	22.30	-	-	**13,844.14**
		(5,358.51)	(17.40)	-	-	(5,375.91)

Notes on Accounts to Abridged Balance Sheet as at 31st March, 2008 and Abridged Profit and Loss Account for the year ended on that date

(Rs. in crore)

Sr. No.	Nature of Transactions	Subsidiaries	Associates	Fellow Subsidiaries	Others	Total
(B)	**Purchase of Assets**	282.19	-	-	-	**282.19**
		(44.01)	-	-	-	(44.01)
(C)	**Sundry Debtors as at 31st March, 2008**	174.42	-	-	-	**174.42**
		(220.48)	-			(220.48)
(D)	**Loans & Advances**					
	(i) Loans Given					
	Balance as at 1st April, 2007	5,561.78	-	-	-	**5,561.78**
		(35.55)	-	-	-	(35.55)
	Given during the year	3,696.28	-	-	-	**3,696.28**
		(9,411.88)	-	-	-	(9,411.88)
	Given during the period - On Account of Merger	-	-	-	-	-
		(2,139.42)	-	-		(2,139.42)
	Repaid / adjusted during the year	3,606.23	-	-	-	**3,606.23**
		(6,025.07)	-	-	-	(6,025.07)
	Balance as at 31st March, 2008	5,651.83		-	-	**5,651.83**
		(5,561.78)	-	-	-	(5,561.78)
	(ii) Deposits					
	Balance as at 1st April, 2007	10,181.46	-	-	-	**10,181.46**
		-	-	-	-	-
	Given during the year	14,659.45	-	-	-	**14,659.45**
		(13,517.14)	-	-	-	(13,517.14)
	Given during the year - On Account of Merger	-	-	-	-	-
		(4,467.12)	-	-	-	(4,467.12)
	Returned during the year	16,831.40	-	-	-	**16,831.40**
		(7,802.80)	-	-	-	(7,802.80)
	Balance as at 31st March, 2008	8,009.51	-	-	-	**8,009.51**
		(10,181.46)	-	-	-	(10,181.46)
	(iii) Advances as on 31st March, 2008	106.54	-	16.31	-	**122.85**
		(927.26)	-	(9.46)	-	(936.72)
(E)	**Sundry Creditors as at 31st March, 2008**	1,239.91	-	8.38	-	**1,248.29**
		(1,496.77)	-	-	-	(1,496.77)
(F)	**Turnover**	1,522.37	-	-	-	**1,522.37**
		(1,586.86)	-	-	-	(1,586.86)
(G)	**Other Income**	-	-	-	-	-
		(98.32)	-	-	-	(98.32)

Cash Flow Statement Annexed to the Abridged Balance Sheet for the year ended on 31st March, 2008.

(Rs. in crore)

		For the year ended 31st March, 2008		For fifteen months ended 31st March 2007
A: CASH FLOW FROM OPERATING ACTIVITIES:				
Net Profit / (Loss) before tax as per Profit and Loss Account		**2,604.09**		2,420.85
Adjusted for:				
Provision for Doubtful Debts	**146.58**		138.58	
Amortisation of Intangibles and Depreciation	**1,843.66**		1,836.12	
Exceptional and Non Recurring items				
- Customer Verification	**-**		23.90	
Effect of Foreign Exchange Rate Change	**(382.42)**		(101.17)	
Profit on Sale of Assets	**(0.12)**		-	
Loss on Sale of Assets	**0.05**		5.03	
Profit on Sale of Current Investments	**(6.17)**		(21.78)	
Investments written off	**10.01**		-	
Interest Expenses	**849.24**		449.66	
Rent Income	**(3.08)**		(10.75)	
Interest Income	**(24.51)**	**2,433.24**	(154.74)	2,164.85
Operating Profit before Working Capital Changes		**5,037.33**		4,585.70
Adjusted for:				
Receivables and other Advances	**(425.37)**		3,230.99	
Inventories	**(102.71)**		(32.54)	
Trade Payables	**(1,473.14)**	**(2,001.22)**	2,776.45	5,974.90
Cash Generated from Operations		**3,036.11**		10,560.60
Tax Refund		**53.77**		-
Tax Paid		**(107.08)**		(51.81)
Net Cash from Operating Activities		**2,982.80**		10,508.79
B: CASH FLOW FROM INVESTING ACTIVITIES:				
Additions to Fixed Assets		**(7,319.84)**		(2,727.83)
Sale of Fixed Assets		**0.26**		0.59
Purchase of Investments		**(11,200.65)**		(8,417.40)
Sale of Investments		**7,274.94**		9,160.49
Refund of Loans given to Subsidiaries		**3,596.86**		88.20
Loans given to Subsidiaries		**(3,696.28)**		(3,100.00)
Rent Income		**3.08**		10.75
Interest Income		**77.76**		101.35
Net Cash Used in Investing Activities		**(11,263.87)**		(4,883.85)

Notes on Accounts to Abridged Balance Sheet as at 31st March, 2008 and Abridged Profit and Loss Account for the year ended on that date

(Rs. in crore)

Sr. No.	Nature of Transactions	Subsidiaries	Associates	Fellow Subsidiaries	Others	Total
(B)	Purchase of Assets	282.19	-	-	-	**282.19**
		(44.01)	-	-	-	(44.01)
(C)	Sundry Debtors as at 31st March, 2008	174.42	-	-	-	**174.42**
		(220.48)	-	-	-	(220.48)
(D)	Loans & Advances					
	(i) Loans Given					
	Balance as at 1st April, 2007	5,561.78	-	-	-	**5,561.78**
		(35.55)	-	-	-	(35.55)
	Given during the year	3,696.28	-	-	-	**3,696.28**
		(9,411.88)	-	-	-	(9,411.88)
	Given during the period - On Account of Merger	-	-	-	-	-
		(2,139.42)	-	-	-	(2,139.42)
	Repaid / adjusted during the year	3,606.23	-	-	-	**3,606.23**
		(6,025.07)	-	-	-	(6,025.07)
	Balance as at 31st March, 2008	5,651.83	-	-	-	**5,651.83**
		(5,561.78)	-	-	-	(5,561.78)
	(ii) Deposits					
	Balance as at 1st April, 2007	10,181.46	-	-	-	**10,181.46**
		-	-	-	-	-
	Given during the year	14,659.45	-	-	-	**14,659.45**
		(13,517.14)	-	-	-	(13,517.14)
	Given during the year - On Account of Merger	-	-	-	-	-
		(4,467.12)	-	-	-	(4,467.12)
	Returned during the year	16,831.40	-	-	-	**16,831.40**
		(7,802.80)	-	-	-	(7,802.80)
	Balance as at 31st March, 2008	8,009.51	-	-	-	**8,009.51**
		(10,181.46)	-	-	-	(10,181.46)
	(iii) Advances as on 31st March, 2008	106.54	-	16.31	-	**122.85**
		(927.26)	-	(9.46)	-	(936.72)
(E)	Sundry Creditors as at 31st March, 2008	1,239.91	-	8.38	-	**1,248.29**
		(1,496.77)	-	-	-	(1,496.77)
(F)	Turnover	1,522.37	-	-	-	**1,522.37**
		(1,586.86)	-	-	-	(1,586.86)
(G)	Other Income	-	-	-	-	-
		(98.32)	-	-	-	(98.32)

(Rs. in crore)

Sr. No.	Nature of Transactions	Subsidiaries	Associates	Fellow Subsidiaries	Others	Total
(H)	**Expenditure**					
	Access Charges	92.26	-	-	-	**92.26**
		(129.76)	-	-	-	(129.76)
	Network Operation Expenses	1,052.80	-	-	-	**1,052.80**
		(118.94)	-	-	-	(118.94)
	Selling and Marketing Expenses	188.07	-	-	-	**188.07**
		(258.12)	-	-	-	(258.12)
	General and Administration Expenses	207.48	-	17.23	-	**224.71**
		(232.34)	-	(2.83)	-	(235.17)
	Professional Fees	1.71	-	-	-	**1.71**
		(3.74)	-	-	-	(3.74)
	Rent, Rates and Taxes	-	-	4.41	-	**4.41**
		-	-	(4.41)	-	(4.41)
(I)	**Person having control during the year**					
	(i) Shri Anil D. Ambani - Sitting fees	-	-	-	0.03	**0.03**
		-	-	-	(0.05)	(0.05)
(J)	**Key Managerial Personnel**					
	(i) Shri Hasit Shukla - Managerial Remuneration	-	-	-	0.53	**0.53**
		-	-	-	(0.50)	(0.50)

Notes on Accounts to Abridged Balance Sheet as at 31st March, 2008 and Abridged Profit and Loss Account for the year ended on that date

21 Additional information as required under Part IV of Schedule VI to the Companies Act, 1956

Balance Sheet Abstract and Company's General Business Profile:

I. Registration Details:

Registration No.	11-147531	State Code	11
Balance Sheet Date:	31-03-2008		

II. Capital raised during the year: (Amount Rs. in crore)

Public Issue:	NIL	Rights Issue:	NIL
Bonus Issue:	NIL	Private Placement: *	9.71

III. Position of mobilisation and deployment of funds: (Amount Rs. in crore)

Total Liabilities:	45126.46	Total Assets:	45126.46
Sources of Funds:		**Application of Funds:**	
Paid up Capital:	1032.01	Net Fixed Assets:	24005.19
Reserves and Surplus:	23808.02	Investments:	13844.14
Share Application Money:	NIL	Net Current Assets:	7277.13
Secured Loans:	950.00	Miscellaneous Expenditure:	0
Unsecured Loans:	19336.43	Profit and Loss Account:	0

IV. Performance of the Company: (Amount Rs. in crore)

Net Turnover:	13426.65	Total Expenditure:	10822.56
Profit / (-) Loss before tax:	2604.09	Profit / (-) Loss after tax:	2586.45
Earnings per Share in Rs:			
- Basic	12.60	Dividend Rate (%):	15
- Diluted	10.21		

V. Generic Names of principal services of the company:

Item Code number	NA	Product Description	TELECOMMUNICATION SERVICES

* Conversion of Foreign Currency Convertiable Bonds

For and on behalf of the Board

Chairman		**Anil D. Ambani**
Directors		**J. Ramachandran** **S. P. Talwar** **A. K. Purwar**
Mumbai 30th April , 2008	Company Secretary and Manager	**Hasit Shukla**

Cash Flow Statement Annexed to the Abridged Balance Sheet for the year ended on 31st March, 2008.

(Rs. in crore)

			For the year ended 31st March, 2008		For fifteen months ended 31st March 2007
A:	**CASH FLOW FROM OPERATING ACTIVITIES:**				
	Net Profit / (Loss) before tax as per Profit and Loss Account		**2,604.09**		2,420.85
	Adjusted for:				
	Provision for Doubtful Debts	**146.58**		138.58	
	Amortisation of Intangibles and Depreciation	**1,843.66**		1,836.12	
	Exceptional and Non Recurring items				
	- Customer Verification	**-**		23.90	
	Effect of Foreign Exchange Rate Change	**(382.42)**		(101.17)	
	Profit on Sale of Assets	**(0.12)**		-	
	Loss on Sale of Assets	**0.05**		5.03	
	Profit on Sale of Current Investments	**(6.17)**		(21.78)	
	Investments written off	**10.01**		-	
	Interest Expenses	**849.24**		449.66	
	Rent Income	**(3.08)**		(10.75)	
	Interest Income	**(24.51)**	**2,433.24**	(154.74)	2,164.85
	Operating Profit before Working Capital Changes		**5,037.33**		4,585.70
	Adjusted for:				
	Receivables and other Advances	**(425.37)**		3,230.99	
	Inventories	**(102.71)**		(32.54)	
	Trade Payables	**(1,473.14)**	**(2,001.22)**	2,776.45	5,974.90
	Cash Generated from Operations		**3,036.11**		10,560.60
	Tax Refund		**53.77**		-
	Tax Paid		**(107.08)**		(51.81)
	Net Cash from Operating Activities		**2,982.80**		10,508.79
B:	**CASH FLOW FROM INVESTING ACTIVITIES:**				
	Additions to Fixed Assets		**(7,319.84)**		(2,727.83)
	Sale of Fixed Assets		**0.26**		0.59
	Purchase of Investments		**(11,200.65)**		(8,417.40)
	Sale of Investments		**7,274.94**		9,160.49
	Refund of Loans given to Subsidiaries		**3,596.86**		88.20
	Loans given to Subsidiaries		**(3,696.28)**		(3,100.00)
	Rent Income		**3.08**		10.75
	Interest Income		**77.76**		101.35
	Net Cash Used in Investing Activities		**(11,263.87)**		(4,883.85)

Cash Flow Statement Annexed to the Abridged Balance Sheet for the year ended on 31st March, 2008

(Rs. in crore)

	For the year ended 31st March, 2008	For fifteen months ended 31st March 2007
C: CASH FLOW FROM FINANCING ACTIVITIES:		
Expense Refund of FCCB	**0.06**	-
Proceeds from Short Term Borrowings - net	**7,550.91**	(340.96)
Proceeds from Secured Term Loans	-	111.66
Repayment of Secured Term Loans	**(4,038.52)**	(567.10)
Proceeds from Unsecured Term Loans	**5,891.22**	7,519.06
Repayment of Unsecured Term Loans	**(2,234.31)**	(1,646.99)
Dividend Paid (including Tax)	**(118.28)**	-
Interest Paid	**(816.33)**	(469.43)
Net Cash from Financing Activities	**6,234.75**	4,606.24
Net Increase / (Decrease) in Cash and Cash Equivalents	**(2,046.32)**	10,231.18
Opening Balance of Cash and Cash Equivalents	**68.45**	0.05
Cash and Cash Equivalents acquired on the Scheme of Amalgamation and Arrangement	-	19.55
Effect of Exchange (Loss)/Gain on Cash and Cash Equivalents	**(1.42)**	(0.87)
Deposit with Subsidiaries Payable on Demand	**2,171.95**	(10,181.46)
Closing Balance of Cash and Cash Equivalents	**192.66**	68.45

Notes

(1) Figures in brackets indicate cash outgo

(2) Cash and cash equivalent includes cash on hand and bank balances including Fixed Deposits

As per our Report of even date

For Chaturvedi and Shah
Chartered Accountants
Rajesh D. Chaturvedi
Partner
Membership No. 45882

For BSR & Co
Chartered Accountants
Natrajan Ramkrishna
Partner
Membership No. 32815

Mumbai
30th April, 2008

For and on behalf of the Board

Chairman	**Anil D. Ambani**
Directors	**J. Ramachandran** **S. P. Talwar** **A. K. Purwar**
Company Secretary and Manager	**Hasit Shukla**

Details of Subsidiary Companies- Pursuant to Section 212 of the Companies Act,1956, relating to Company's interest in Subsidiary Companies

							The net aggregate amount of the subsidiary companies Profit / (Loss) so far as it concerns the members of the Holding Company			
							Not dealt with in the Holding Company's accounts		Dealt with in Holding Company's accounts	
Sr. No.	Particulars	Reference to Notes	The Financial Year of the subsidiary companies ended on	Date from which they became subsidiary companies	Number of Shares held by Reliance Communications Limited with its nominees in the subsidiaries at the end of the financial year of the subsidiary companies	Extent of Interest of Holding Company at the end of the financial year of the subsidiaries companies	For the financial year ended 31st March, 2008	For the previous financial years of the subsidiary companies since they became the Holding Company's subsidiary	For the financial year ended 31st March, 2008	For the previous financial years of the subsidiary companies since they became the Holding Company's subsidiary
1	Reliance Communications Infrastructure Limited		31st March, 2008	1st January, 2006	200,00,00,000 Equity Shares of the face value of Re. 1 each fully paid up	100%	Rs. 62,127.31 Lakhs	(Rs.56,588.46 Lakhs)	Nil	Nil
2	Reliance Infratel Limited (formerly known as Reliance Telecom Infrastucture Limited)	Note 1	31st March, 2008	1st January, 2006	63,61,18,800 Equity Shares of the face value of Rs. 5 each fully paid up held by Reliance Communications Infrastucture Limited	79.71%	Rs. 25,553.17 Lakhs	Rs.3.26 Lakhs	Nil	Nil
3	Reliance Mobile Limited	Note 2	31st March, 2008	1st January, 2006	50,000 Equity Shares of the face value of Rs. 10 each fully paid up held by Reliance Communications Infrastucture Limited	100%	(Rs.0.07 Lakhs)	(Rs.0.02 Lakhs)	Nil	Nil
4	Matrix Innovations Limited	Note 2	31st March, 2008	1st January, 2006	50,000 Equity Shares of the face value of Rs. 10 each fully paid up held by Reliance Communications Infrastucture Limited	100%	(Rs.1.70 Lakhs)	(Rs.6,449.32 Lakhs)	Nil	Nil
5	Netizen Rajasthan Limited	Note 2	31st March, 2008	1st January, 2006	50,000 Equity Shares of the face value of Rs. 10 each fully paid up held by Reliance Communications Infrastucture Limited	100%	(Rs.10.14 Lakhs)	(Rs.9.03 Lakhs)	Nil	Nil
6	Gateway Systems (India) Limited		31st March, 2008	1st January, 2006	6,87,066 Equity Shares of the face value of Rs. 10 each fully paid up	100%	Rs. 10.02 Lakhs	(Rs.89.49 Lakhs)	Nil	Nil
7	Reliance Communications Investment and Leasing Limited	Note 3	31st March, 2008	1st January, 2006	21,00,000 Equity Shares of the face value of Rs. 10 each fully paid up held by Gateway Systems (India) Limited	100%	Rs.9.96 Lakhs	Rs.11.38 Lakhs	Nil	Nil
8	Reliance Global IDC Limited (formely known as Netizen Gujarat Limited)		31st March, 2008	1st January, 2006	50,000 Equity Shares of the face value of Rs. 10 each fully paid up	100%	(Rs. 1.05 Lakhs)	(Rs.0.13 Lakhs)	Nil	Nil
9	Reliance Digital Home Services Limited (Formely known as Reliance Infocomm Solutions Limited)		31st March, 2008	1st January, 2006	50,000 Equity Shares of the face value of Rs. 10 each fully paid up	100%	Rs.0.05 Lakhs	Rs.0.03 Lakhs	Nil	Nil
10	Campion Properties Limited		31st March, 2008	1st January, 2006	35,63,601 Equity Shares of the face value of Rs. 10 each fully paid up	100%	(Rs. 69.08 Lakhs)	(Rs.600.60 Lakhs)	Nil	Nil

11	Reliance Webstore Limited		31st March, 2008	1st January, 2006	50,000 Equity Shares of the face value of Rs. 10 each fully paid up	100%	Rs.18.23 Lakhs	Rs.2,579.36 Lakhs	Nil	Nil
12	Reliance Infocomm Infrastucture Private Limited		31st March, 2008	1st January, 2006	50,00,000 Equity Shares of the face value of Rs. 10 each fully paid up	100%	Rs. 27.23 Lakhs	(Rs.125.94 Lakhs)	Nil	Nil
13	Reliance Telecom Limited	Note 4	31st March, 2008	1st January, 2006	2,75,80,100 Equity Shares of the face value of Rs. 10 each fully paid up and 74,19,900 Equity Shares of Rs.10 each fully paid up held by Reliance Infocomm Infrastructure Private Limited	100%	Rs.4,682.07 Lakh	Rs.26,719.90 Lakhs	Nil	Nil
14	Reliance Big TV Limited		31st March, 2008	25th October, 2007	1,00,00,000 Equity Shares of the face value of Rs. 10 each fully paid up	100%	(Rs.128.79 Lakhs)	Not Applicable	Nil	Not Applicable
15	Reliance Tech Services Private Limited (formerly known as Tech Reliance Private Limited)	Note 5	31st March, 2008	30th July, 2007	16,200 Equity Shares of the face value of Rs. 10 each fully paid up	89%	(Rs.0.37 Lakhs)	Not Applicable	Nil	Not Applicable
16	Reliance Gateway Net Limited		31st March, 2008	1st January, 2006	50,000 Equity Shares of the face value of Rs. 10 each fully paid up	100%	(Rs.0.38 Lakhs)	(Rs.0.08 Lakhs)	Nil	Nil
17	Reliance Infocom BV	Note 6	31st March, 2008	1st January, 2006	1,112 Equity Shares of Euro 100 each fully paid up and 10,008 Equity Shares of Euro 100 each fully paid-up held by Reliance Gateway Net Limited	100%	(Euro 9,729,413) (Rs. 6,154.01 Lakhs)	(Euro 32,587) (Rs.18.78 Lakhs)	Nil	Nil
18	Reliance Infocom Inc.	Note 7	31st March, 2008	1st January, 2006	100 Shares without par value held by Reliance Infocom BV	100%	(US$ 30,746) (Rs.12.30 Lakhs)	(US$ 14,12,102 (Rs.608.56 Lakhs)	Nil	Nil
19	Reliance Communications Inc.	Note 8	31st March, 2008	1st January, 2006	100 Shares of face value of US$ 0.01 each fully paid up held by Reliance Infocom Inc.	100%	US$ 8,281,911 Rs.3,314.42 Lakhs	US$ 10,05,332 Rs.433.30 Lakhs	Nil	Nil
20	Reliance Communications International Inc.	Note 9	31st March, 2008	1st January, 2006	100 Shares of face value of US$ 0.01 each fully paid up held by Reliance Communications Inc.	100%	US$ 1,914,398 Rs.766.14 Lakhs	US$ 23,59,826 Rs.1,017.08 Lakhs	Nil	Nil
21	Reliance Communications Canada Inc.	Note 9	31st March, 2008	1st January, 2006	100 Shares of face value of US$ 0.01 each fully paid up held by Reliance Communications Inc.	100%	US$ 48,786 Rs.19.52 Lakhs	US$ 2,76,637 Rs.119.23 Lakhs	Nil	Nil
22	Reliance Netway Inc.	Note 9	31st March, 2008	1st January, 2006	100 Shares of face value of US$ 0.01 each fully paid up held by Reliance Communications Inc.	100%	(US$ 4,955) (Rs.1.98 Lakhs)	(US$ 8,283) (Rs.3.57 Lakhs)	Nil	Nil
23	Reliance Communications (UK) Limited	Note 7	31st March, 2008	1st January, 2006	1,000 Shares of US$ 1 each fully paid up held by Reliance Infocom BV	100%	GBP 212,949 Rs.169.21 Lakhs	GBP 2,92,025 Rs.247.75 Lakhs	Nil	Nil
24	Reliance Communications (Hong Kong) Limited	Note 7	31st March, 2008	1st January, 2006	1 Share of HKD 1 each fully paid up held by Reliance Infocom BV	100%	(US$ 141,648) (Rs.56.69 Lakhs)	(US$ 46,825) (Rs.20.18 Lakhs)	Nil	Nil
25	Reliance Communications (Australia) Pty. Limited	Note 7	31st March, 2008	29th August, 2006	1 Share of AUD 1 each fully paid up held by Reliance Infocom BV	100%	(AUD 49,573) (Rs.18.12 Lakhs)	(AUD 43,815) (Rs.15.30 Lakhs)	Nil	Nil
26	Reliance Communications (New Zealand) Pte. Limited	Note 7	31st March, 2008	17th August, 2006	1 Share of NZD 1 each fully paid up held by Reliance Infocom BV	100%	(NZD 132,605) (Rs.41.71 Lakhs)	(NZD 4,159) (Rs.1.28 Lakhs)	Nil	Nil
27	Reliance Communications (Singapore) Pte. Limited	Note 7	31st March, 2008	22nd August, 2006	1,00,000 Share of SGD 1 each fully paid up held by Reliance Infocom BV.	100%	(SGD 56,855) (Rs.16.50 Lakhs)	Nil	Nil	Nil
28	RCOM Malaysia SDN. BHD.	Note 7	31st March, 2008	17th November, 2006	2 Shares of RM 1 each fully paid-up held by Reliance Infocom BV.	100%	(MYR 151,965) (Rs.19.05 Lakhs)	Nil	Nil	Nil
29	Anupam Globalsoft (U) Limited	Note 10	31st March, 2008	5th March, 2008.	27,000 Shares of U shs 1,00,000 each fully paid up held by Reliance Infocom BV	90%	U.Shs Nil Rs. Nil	N.A	Nil	Nil

Details of Subsidiary Companies- Pursuant to Section 212 of the Companies Act,1956, relating to Company's interest in Subsidiary Companies

							The net aggregate amount of the subsidiary companies Profit / (Loss) so far as it concerns the members of the Holding Company			
							Not dealt with in the Holding Company's accounts		Dealt with in Holding Company's accounts	
Sr. No.	Particulars	Reference to Notes	The Financial Year of the subsidiary companies ended on	Date from which they became subsidiary companies	Number of Shares held by Reliance Communications Limited with its nominees in the subsidiaries at the end of the financial year of the subsidiary companies	Extent of Interest of Holding Company at the end of the financial year of the subsidiaries companies	For the financial year ended 31st March, 2008	For the previous financial years of the subsidiary companies since they became the Holding Company's subsidiary	For the financial year ended 31st March, 2008	For the previous financial years of the subsidiary companies since they became the Holding Company's subsidiary
30	Reliance Globalcom Limited, Bermuda (formerly known as FLAG Telecom Group Limited)	Note 11	31st March, 2008	1st January, 2006	7,88,00,000 Equity Shares of US$ 0.01each fully paid up held by Reliance Infocom BV and 12,00,000 Equity Shares of US$ 0.01 each fully paid up held by Reliance Gateway Net Limited	80%	US$ 14,781,453 Rs. 5,915.54 Lakhs	US$ 95,717,222 (Rs.41,254.12 Lakhs)	Nil	Nil
31	FLAG Telecom Asia Limited (Rep office in China and India)	Note 12	31st March, 2008	1st January, 2006	77,999 Shares of HKD 1 each held by Flag Telecom Group Services Limited and one share held of HKD 1 each by Reliance Globalcom (UK) Limited (formerly FLAG Telecom Limited)	80%	US$ 2,521,208 Rs. 1,008.99 Lakhs	US$ 2,385,867 Rs. 1,028.31 Lakhs	Nil	Nil
32	FLAG Telecom Japan Limited	Note 12	31st March, 2008	1st January, 2006	200 Shares of Japanese Yen 50,000 each held by Reliance Flag Telecom Ireland Limited (formerly FLAG Telecom Ireland Limited)	80%	(US$ 2,302,558) (Rs. 921.48 Lakhs)	(US$ 4,492,080) (Rs. 1,936.09 Lakhs)	Nil	Nil
33	FLAG Telecom Singapore Pte. Limited	Note 12	31st March, 2008	1st January, 2006	50,000 Shares of SGD 1 each held by Reliance Globalcom Limited	80%	(US$ 692,859) (Rs. 277.28 Lakhs)	(US$ 620,245) (Rs. 267.33 Lakhs)	Nil	Nil
34	Seoul Telnet Inc.	Note 13	31st March, 2008	1st January, 2006	2,94,000 Shares of North Korean Won 5,000 each held by Reliance Globalcom Limited	39.20%	(US$ 641,572) (Rs.256.76 Lakhs)	(US$ 745,289) (Rs. 321.22 Lakhs)	Nil	Nil
35	FLAG Telecom Taiwan Services Limited	Note 12	31st March, 2008	1st January, 2006	1,00,000 Shares of New Taiwan Dollar 10 each held by Reliance Globalcom Limited	80%	US$ 401,884 Rs. 160.83 Lakhs	(US$ 135,312) (Rs. 58.32 Lakhs)	Nil	Nil
36	FLAG Holdings (Taiwan) Limited	Note 13	31st March, 2008	1st January, 2006	2,00,000 Shares of New Taiwan Dollar 10 each. Reliance Globalcom Ltd -99,999,98 FLAG Telecom Group Service Limited - 1 FLAG Telecom Development Limited -1	40%	(US$ 4,261) (Rs. 1.71 Lakhs)	(US$ 6,028) (Rs. 2.60 Lakhs)	Nil	Nil
37	FLAG Telecom Taiwan Limited	Note 12	31st March, 2008	1st January, 2006	64,000,000 Shares of New Taiwan Dollar 10 held by FLAG Holdings (Taiwan) Limited and 16,000,000 Shares of New Taiwan Dollar 10 held by Reliance Globalcom Limited	48%	US$ 705,518 Rs. 282.35 Lakhs	US$ 1,546,538 Rs. 666.56 Lakhs	Nil	Nil

38	FLAG Access India Private Limited	Notes 12	31st March, 2008	1st January, 2006	4,60,350 and 4,650 Equity Shares of Rs. 10 each held by Flag Telecom Devlopment Limited and Flag Telecom Group Services Limited	80%	(US$ 191) (Rs. .08 Lakhs)	US$ 2,001 Rs. 0.86 Lakhs)	Nil	Nil
39	FLAG Telecom Korea Limited	Note 12	31st March, 2008	1st January, 2006	6,81,500 Shares of South Korean Won 100 each held by Reliance Globalcom Limited	80%	(US$ 161,183) (Rs. 64.51 Lakhs)	(US$315,980) (Rs.136.19 Lakhs)	Nil	Nil
40	Reliance Globalcom (UK) Limited (formerly known as Flag Telecom Limited)	Note 12	31st March, 2008	1st January, 2006	2 Ordinary Shares of GBP 1 each held by Flag Telecom Group Services Limited	80%	US$ 425,765 Rs. 170.39 Lakhs	US$ 20,082,795 Rs. 8,655.68 Lakhs	Nil	Nil
41	FLAG Telecom Deutschland GmbH	Note 12	31st March, 2008	1st January, 2006	2 Shares nominal value of Euro 12,500 each is held by Flag Telecom Group Services Limited	80%	(US$ 95,345) (Rs. 38.16 Lakhs)	(US$ 52,727) (Rs. 22.73 Lakhs)	Nil	Nil
42	FLAG Telecom Network Services Limited	Note 12	31st March, 2008	1st January, 2006	20 Ordinary Shares of Euro 1 each held by Flag Telecom Devlopment Limited	80%	Nil	(US$ 51) (Rs. 0.02 Lakhs)	Nil	Nil
43	Reliance FLAG Telecom Ireland Limited (formerly known as FLAG Telecom Ireland Limited)	Notes 12	31st March, 2008	1st January, 2006	20 Ordinary Shares of Euro 1 each held by Flag Telecom Network Services Limited	80%	US$ 6,146,230 Rs. 2,459.72 Lakhs	US$ 15,295,080 Rs. 6,592.18 Lakhs	Nil	Nil
44	FLAG Telecom Ireland Network Limited	Note 12	31st March, 2008	1st January, 2006	20 Ordinary Shares of Euro 1 each held by Reliance Flag Telecom Ireland Limited (formerly FLAG Telecom Ireland Limited)	80%	US$ 6,738,492 Rs. 2,696.74 Lakhs	(US$ 30,751,076) (Rs.13,253.71 Lakhs)	Nil	Nil
45	FLAG Telecom Espana SA	Note 12	31st March, 2008	1st January, 2006	15,025 Shares of Euro 1 each held by Reliance Flag Telecom Ireland Limited (formerly FLAG Telecom Ireland Limited)	80%	US$ 28,931 Rs. 11.58 lakhs	US$ 1,551 Rs. 0.67 Lakhs	Nil	Nil
46	FLAG Telecom Servizi Italia SpA	Note 12	31st March, 2008	1st January, 2006	80,750 and 4,250 ordinary shares of Euro 36.70 each held by Reliance Flag Telecom Ireland Limited (formerly FLAG Telecom Ireland Limited) and Flag Telecom Network Services Limited	80%	(US$ 4,932,260) (Rs. 1,973.89 Lakhs)	(US$ 233,787) (Rs. 100.76 Lakhs)	Nil	Nil
47	FLAG Atlantic UK Limited	Note 12	31st March, 2008	1st January, 2006	2 Ordinary Shares of GBP of 1 each held by Reliance Globalcom Limited	80%	US$ 2,395,581 Rs. 958.71 Lakhs	(US$ 396,140) (Rs. 170.74 Lakhs)	Nil	Nil
48	Reliance FLAG Atlantic France SAS (formerly known as FLAG Atlantic France SAS)	Note 12	31st March, 2008	1st January, 2006	2,500 Shares at par value of Euro 16 each held by Reliance Globalcom Limited	80%	US$ 4,612,372 Rs. 1,845.87 Lakhs	US$ 5,231,672 Rs. 2,254.85 Lakhs	Nil	Nil
49	FLAG Telecom France Services Eurl	Note 12	31st March, 2008	1st January, 2006	500 Shares at par value of Euro 16 each held by Flag Telecom Group Services Limited	80%	US$ 36,600 Rs. 14.65 Lakhs	US$ 20,267 Rs. 8.74 Lakhs	Nil	Nil
50	FLAG Telecom Nederland BV	Notes 12	31st March, 2008	1st January, 2006	180 Shares at par value of Euro 100 each held by Flag Telecom Group Services Limited	80%	(US$ 25,250) (Rs.10.10 Lakhs)	US$ 191,649 Rs. 82.60 Lakhs	Nil	Nil
51	FLAG Telecom Hellas AE	Note 12	31st March, 2008	1st January, 2006	14,850 and 150 Shares at par value of Euro 4 each held by Flag Telecom Group Services Limited and Flag Telecom Devlopment Limited	80%	(US$ 24,792) (Rs. 9.92 Lakhs)	(US$ 63,464) (Rs. 27.35 Lakhs)	Nil	Nil

Financial information of Subsidiary Companies

(Rs. in lakh unless otherwise stated)

Sr. No.	Particulars	Country	Capital	Reserves	Total Assets	Total Liabilities	Investment	Total Income	Profit / (Loss) before taxation	Provision for taxation	Profit /(Loss) after taxation	Proposed Dividend
1	Reliance Communications Infrastructure Limited	India	20,002.00	204,536.00	1,481,284.02	1,481,284.02	670,723.76	362,269.60	74,449.31	12,322.00	62,127.31	-
2	Reliance Infratel Limited (formerly Known as Reliance Telecom Infrastucture Limited)	India	39,902.03	471,167.23	1,370,407.22	1,370,407.22	135,167.68	145,761.47	42,125.65	10,067.98	32,057.67	-
3	Reliance Mobile Limited	India	5.00	(8.15)	0.30	0.30	-	-	(0.07)	-	(0.07)	-
4	Matrix Innovations Limited	India	5.00	(7,100.85)	1,476.31	1,476.31	0.45	0.18	(1.67)	0.03	(1.70)	-
5	Gateway Systems (India) Limited	India	68.71	1,522.24	2,002.02	2,002.02	13.05	697.82	12.54	2.52	10.02	-
6	Netizen Rajasthan Limited	India	5.00	(19.61)	710.43	710.43	-	-	(10.14)	-	(10.14)	-
7	Reliance Communications Investment & Leasing Limited	India	210.00	28.49	258.78	258.78	-	-	15.14	5.18	9.96	-
8	Reliance Global IDC Limited (Formely known as Netizen Gujrat Limited)	India	5.00	(1.96)	4.26	4.26	-	-	(1.05)	-	(1.05)	-
9	Reliance Digital Home Services Limited (Formely known as Reliance Infocomm Solutions Limited)	India	5.00	(0.25)	5.16	5.16	-	-	0.09	0.04	0.05	-
10	Campion Properties Limited	India	356.36	(2,341.94)	4,321.15	4,321.15	-	-	(69.08)	-	(69.08)	-
11	Reliance Webstore Limited	India	5.00	59.28	124,997.53	124,997.53	70,603.68	46,948.60	103.78	85.55	18.23	-
12	Reliance Infocomm Infrastucture Private Limited	India	500.00	81,620.43	213,364.81	213,364.81	64,313.83	10,669.52	37.42	10.20	27.23	-
13	Reliance Telecom Limited	India	8,000.00	31,898.83	323,346.84	323,346.84	-	136,194.94	4,384.29	(297.78)	4,682.07	-
14	Reliance Big TV Limited	India	1,000.00	109.22	12,687.55	12,687.55	0.34	-	(182.18)	(53.39)	(128.79)	-
15	Reliance Tech Services Private Limited (formerly known as Tech Reliance Private Limited)	India	1.82	(0.42)	1.82	1.82	-	-	(0.42)	-	(0.42)	-
16	Reliance Gateway Net Limited	India	5.00	(3.74)	97,791.86	97,791.86	-	-	(0.11)	0.27	(0.38)	-
17	Reliance Infocom BV	The Netherlands	1,139.55	429,567.25	431,527.90	431,527.90	-	-	(6,158.71)	(4.70)	(6,154.01)	-
	Unit of Currency - EUR		1,801,614.00	679,140,418.00	682,240,188.00	682,240,188.00	181,413,363.00	-	(9,736,849.00)	(7,436.00)	(9,729,413.00)	-
18	Reliance Infocom Inc.	USA	360.18	(587.93)	2,386.30	2,386.30	-	170.69	7.46	19.76	(12.30)	-
	Unit of Currency - US$		900,000.00	(1,469,079.00)	5,962,765.00	5,962,765.00	-	426,500.00	18,634.00	49,380.00	(30,746.00)	-
19	Reliance Communications Inc.	USA	0.00	6,084.31	64,347.79	64,347.79	-	116,701.47	5,764.97	2,450.54	3,314.42	-
	Unit of Currency - US$		1.00	15,203,180.00	160,789,075.00	160,789,075.00	-	291,607,866.00	14,405,211.00	6,123,300.00	8,281,911.00	-
20	Reliance Communications International Inc.	USA	0.00	1,535.30	10,332.11	10,332.11	-	55,727.19	1,256.81	490.67	766.14	-
	Unit of Currency - US$		1.00	3,836,341.00	25,817,361.00	25,817,361.00	-	139,248,342.00	3,140,448.00	1,226,050.00	1,914,398.00	-
21	Reliance Communications Canada Inc.	USA	0.00	(121.20)	465.00	465.00	-	2,049.45	30.04	10.51	19.52	-
	Unit of Currency - US$		1.00	(302,855.00)	1,161,909.00	1,161,909.00	-	5,121,075.00	75,056.00	26,270.00	48,786.00	-
22	Reliance Netway Inc.	USA	0.00	(260.09)	30.77	30.77	-	0.01	(1.33)	0.65	(1.98)	-
	Unit of Currency - US$		1.00	(649,907.00)	76,894.00	76,894.00	-	25.00	(3,330.00)	1,625.00	(4,955.00)	-
23	Reliance Communications (UK) Limited	United Kingdom	0.50	253.41	3,298.91	3,298.91	-	5,418.28	238.60	69.39	169.21	-
	Unit of Currency - GBP		631.99	318,917.00	4,151,678.00	4,151,678.00	-	6,818,901.86	300,276.00	87,327.33	212,948.67	-

38	FLAG Access India Private Limited	Notes 12	31st March, 2008	1st January, 2006	4,60,350 and 4,650 Equity Shares of Rs. 10 each held by Flag Telecom Devlopment Limited and Flag Telecom Group Services Limited	80%	(US$ 191) (Rs. .08 Lakhs)	US$ 2,001 Rs. 0.86 Lakhs)	Nil	Nil
39	FLAG Telecom Korea Limited	Note 12	31st March, 2008	1st January, 2006	6,81,500 Shares of South Korean Won 100 each held by Reliance Globalcom Limited	80%	(US$ 161,183) (Rs. 64.51 Lakhs)	(US$315,980) (Rs.136.19 Lakhs)	Nil	Nil
40	Reliance Globalcom (UK) Limited (formerly known as Flag Telecom Limited)	Note 12	31st March, 2008	1st January, 2006	2 Ordinary Shares of GBP 1 each held by Flag Telecom Group Services Limited	80%	US$ 425,765 Rs. 170.39 Lakhs	US$ 20,082,795 Rs. 8,655.68 Lakhs	Nil	Nil
41	FLAG Telecom Deutschland GmbH	Note 12	31st March, 2008	1st January, 2006	2 Shares nominal value of Euro 12,500 each is held by Flag Telecom Group Services Limited	80%	(US$ 95,345) (Rs. 38.16 Lakhs)	(US$ 52,727) (Rs. 22.73 Lakhs)	Nil	Nil
42	FLAG Telecom Network Services Limited	Note 12	31st March, 2008	1st January, 2006	20 Ordinary Shares of Euro 1 each held by Flag Telecom Devlopment Limited	80%	Nil	(US$ 51) (Rs. 0.02 Lakhs)	Nil	Nil
43	Reliance FLAG Telecom Ireland Limited (formerly known as FLAG Telecom Ireland Limited)	Notes 12	31st March, 2008	1st January, 2006	20 Ordinary Shares of Euro 1 each held by Flag Telecom Network Services Limited	80%	US$ 6,146,230 Rs. 2,459.72 Lakhs	US$ 15,295,080 Rs. 6,592.18 Lakhs	Nil	Nil
44	FLAG Telecom Ireland Network Limited	Note 12	31st March, 2008	1st January, 2006	20 Ordinary Shares of Euro 1 each held by Reliance Flag Telecom Ireland Limited (formerly FLAG Telecom Ireland Limited)	80%	US$ 6,738,492 Rs. 2,696.74 Lakhs	(US$ 30,751,076) (Rs.13,253.71 Lakhs)	Nil	Nil
45	FLAG Telecom Espana SA	Note 12	31st March, 2008	1st January, 2006	15,025 Shares of Euro 1 each held by Reliance Flag Telecom Ireland Limited (formerly FLAG Telecom Ireland Limited)	80%	US$ 28,931 Rs. 11.58 lakhs	US$ 1,551 Rs. 0.67 Lakhs	Nil	Nil
46	FLAG Telecom Servizi Italia SpA	Note 12	31st March, 2008	1st January, 2006	80,750 and 4,250 ordinary shares of Euro 36.70 each held by Reliance Flag Telecom Ireland Limited (formerly FLAG Telecom Ireland Limited) and Flag Telecom Network Services Limited	80%	(US$ 4,932,260) (Rs. 1,973.89 Lakhs)	(US$ 233,787) (Rs. 100.76 Lakhs)	Nil	Nil
47	FLAG Atlantic UK Limited	Note 12	31st March, 2008	1st January, 2006	2 Ordinary Shares of GBP of 1 each held by Reliance Globalcom Limited	80%	US$ 2,395,581 Rs. 958.71 Lakhs	(US$ 396,140) (Rs. 170.74 Lakhs)	Nil	Nil
48	Reliance FLAG Atlantic France SAS (formerly known as FLAG Atlantic France SAS)	Note 12	31st March, 2008	1st January, 2006	2,500 Shares at par value of Euro 16 each held by Reliance Globalcom Limited	80%	US$ 4,612,372 Rs. 1,845.87 Lakhs	US$ 5,231,672 Rs. 2,254.85 Lakhs	Nil	Nil
49	FLAG Telecom France Services Eurl	Note 12	31st March, 2008	1st January, 2006	500 Shares at par value of Euro 16 each held by Flag Telecom Group Services Limited	80%	US$ 36,600 Rs. 14.65 Lakhs	US$ 20,267 Rs. 8.74 Lakhs	Nil	Nil
50	FLAG Telecom Nederland BV	Notes 12	31st March, 2008	1st January, 2006	180 Shares at par value of Euro 100 each held by Flag Telecom Group Services Limited	80%	(US$ 25,250) (Rs.10.10 Lakhs)	US$ 191,649 Rs. 82.60 Lakhs	Nil	Nil
51	FLAG Telecom Hellas AE	Note 12	31st March, 2008	1st January, 2006	14,850 and 150 Shares at par value of Euro 4 each held by Flag Telecom Group Services Limited and Flag Telecom Devlopment Limited	80%	(US$ 24,792) (Rs. 9.92 Lakhs)	(US$ 63,464) (Rs. 27.35 Lakhs)	Nil	Nil

Details of Subsidiary Companies- Pursuant to Section 212 of the Companies Act,1956, relating to Company's interest in Subsidiary Companies

							The net aggregate amount of the subsidiary companies Profit / (Loss) so far as it concerns the members of the Holding Company			
							Not dealt with in the Holding Company's accounts		Dealt with in Holding Company's accounts	
Sr. No.	Particulars	Reference to Notes	The Financial Year of the subsidiary companies ended on	Date from which they became subsidiary companies	Number of Shares held by Reliance Communications Limited with its nominees in the subsidiaries at the end of the financial year of the subsidiary companies	Extent of Interest of Holding Company at the end of the financial year of the subsidiaries companies	For the financial year ended 31st March, 2008	For the previous financial years of the subsidiary companies since they became the Holding Company's subsidiary	For the financial year ended 31st March, 2008	For the previous financial years of the subsidiary companies since they became the Holding Company's subsidiary
52	FLAGWEB Limited	Note 12	31st March, 2008	1st January, 2006	12,000 Shares at par value of US$ 1 each held by Flag Telecom Development Limited	80%	Nil	Nil	Nil	Nil
53	FLAG Telecom France Network SAS	Note 12	31st March, 2008	1st January, 2006	4,000 Shares at par value of Euro 10 each held by Flag Telecom Ireland Network Limited	80%	US$ 156,377 Rs. 62.58 Lakhs	(US$ 45,833) (Rs. 19.75 Lakhs)	Nil	Nil
54	FLAG Telecom Espana Network SAU	Note 12	31st March, 2008	1st January, 2006	100 Shares of Euro 60.102 each by Flag Telecom Ireland Network Limited	80%	(US$ 1,166,199) (Rs. 466.71 Lakhs)	(US$ 1,300,175) (Rs. 560.38 Lakhs)	Nil	Nil
55	FLAG Telecom Belgium Network SA	Note 12	31st March, 2008	1st January, 2006	619 and 1 Shares at par value of Euro 1 each held by Flag Telecom Ireland Network Limited and Flag Telecom Network Services Limited	80%	(US$ 19,111) (Rs. 7.65 Lakhs)	(US$ 15,699) (Rs. 6.77 Lakhs)	Nil	Nil
56	FLAG Telecom Development Services Company LLC	Note 12	31st March, 2008	1st January, 2006	4,950 and 50 shares of Egyptian Pound 100 each held by Flag Telecom Devlopment Limited and Flag Telecom Group Services Limited	80%	US$ 16,250 Rs. 6.50 Lakhs	US$ 16,854 Rs. 7.26 Lakhs	Nil	Nil
57	FLAG Pacific Holdings Limited	Note 12	31st March, 2008	1st January, 2006	12,000 Ordinary Shares at par value of US$ 1 each held by Reliance Globalcom Limited	80%	(US$ 245) (Rs. 0.10 Lakhs)	(US$ 1) (Rs. 0.0 Lakhs)	Nil	Nil
58	FLAG Pacific Limited	Note 12	31st March, 2008	1st January, 2006	12000 Ordinary Shares at par value of US$ 1 each held by FLAG Paicific Holdings Limited	80%	(US$ 1,486) (Rs. 0.59 Lakhs)	NIL	Nil	Nil
59	FLAG Telecom Network USA Limited	Note 12	31st March, 2008	1st January, 2006	1 Shares of US$ 1 each held by Flag Telecom Ireland Network Limited	80%	(US$ 7,146,057) (Rs. 2,859.85 Lakhs)	(US$ 7,798,066) (Rs. 3,360.97 Lakhs)	Nil	Nil
60	FLAG Telecom Group Services Limited	Note 12	31st March, 2008	1st January, 2006	12,000 Ordinary Shares at par value of US$ 1 each held by Reliance Globalcom Limited	80%	US$ 830,697 Rs. 332.44 Lakhs	US$ 2,553,897 Rs. 1,100.73 Lakhs	Nil	Nil
61	FLAG Telecom Development Limited	Note 12	31st March, 2008	1st January, 2006	12,000 Ordinary Shares at par value of US$ 1 each held by Reliance Globalcom Limited	80%	(US$ 3,347,787) (Rs. 1,339.78 Lakhs)	(US$ 103,435,783) (Rs.44,580.82 Lakhs)	Nil	Nil

62	Yipes Holdings Inc.	Note 14	31st March, 2008	17th December, 2007	1 Ordinary Shares at par value of US$ 0.01 each by FLAG Telecom Group Services Limited	80%	US$ 17,883 Rs. 7.16 Lakhs	N.A	Nil	N.A
63	Reliance Globalcom Services Inc (formerly known as Yipes Enterprise Services Inc)	Note 14	31st March, 2008	17th December, 2007	1 Ordinary Shares at par value of US$ 0.0001 each held by Yipes Holdings Inc.	80%	(US$ 3,395,692) (Rs. 1,358.96 Lakhs)	N.A	Nil	N.A
64	Yipes Systems, Inc	Note 14	31st March, 2008	17th December, 2007	100 Ordinary Shares at par value of US$ 0.0001 each held by Reliance Globalcom Services Inc.	80%	NIL	N.A	Nil	N.A
65	YTV Inc.	Note 14	31st March, 2008	17th December, 2007	1000 Ordinary Shares at par value of US$1 each held by Reliance Globalcom Services Inc.	80%	NIL	N.A	Nil	N.A
66	Lagerwood Investments Limited	Note 15	31st March, 2008	15th June, 2007	Board control by Reliance Infocom BV	0%	NIL	N.A	Nil	N.A
67	Reliance Telecom Infrastucture (Cyprus) Holdings Limited	Note 15	31st March, 2008	15th June, 2007	Board control by Reliance Infocom BV	0%	NIL	N.A	Nil	N.A

Figures in bracket represent loss.

Note:

1 79.71% Share Capital held by Reliance Communications Infrastucture Limited, a 100% subsidiary of the Company.

2 100% subsidiary of Reliance Communications Infrastucture Limited, which is 100% subsidiary of the Company.

3 100% subsidiary of Gateway System (India) Limited.

4 74,19,900 (21.20%) Equity Shares of Rs.10 each fully paid up held by Reliance Infocomm Infrastructure Private Limited, which is 100% subsidiary of the Company.

5 Reliance Tech Services Private Limited has been incorporated as 100% subsidiary of RCIL with effect from 30th July, 2007 and after that on 14th August, 2007, it became subsidiary of the Company by holding 16,200 (89%) Equity Share of Rs. 10 each and the balance shares being held by companies outside the group.

6 10,008 (90%) Equity Shares of Euro 100 each fully paid up held by Reliance Gateway Net Limited, which is a 100% subsidiary of the Company.

7 100% subsidiaries of Reliance Infocom BV.

8 100% subsidiary of Reliance Infocom Inc.

9 100% subsidiaries of Reliance Communications Inc.

10 27,000 (90%) Equity Shares of U shs 1,00,000 each fully paid up held by Reliance Infocom BV, which is a 100% subsidiary of the Company.

11 12,00,000 (1.20%) Equity Shares of US$ 0.01 each fully paid up held by Reliance Gateway Net Limited, which is 100% subsidiary of the Company and 7,88,00,000 (78.80%) Equity Shares of US$ 0.01 each fully paid up held by Reliance Infocom BV, which is a subsidiary of Reliance Gateway Net Limited.

12 Subsidiaries of Reliance Globalcom Limited (Formely known as FLAG Telecom Group Limited) directly or indirectly through subsidiaries.

13 Composition of Board of directors is under control of Reliance Globalcom Limited, Bermuda (formerly known as FLAG Telecom Group Limited)

14 Became 100% subsidiaries of FLAG Telecom Group Services Limited with effect from 17th December, '2007, which is a 100% subsidiary of Reliance Globalcom Limited, Bermuda (formerly known as FLAG Telecom Group Limited)

15 Reliance Infocom BV, a subsidiary of the Company exercises control over composition of Board of Directors.

Exchange Rates as of 31st March, 2008 1US$=Rs.40.02 1Euro=Rs.63.25 1GBP=Rs.79.46 1AUD=Rs.36.55 1NZD=Rs.31.46 1SGD=Rs.29.03 1MYR=Rs.12.54 1Ushs=Rs.0.02 1CYP=Rs.94.05

For and on behalf of the Board

Chairman **Anil D. Ambani**

Directors **J. Ramachandran**, **S. P. Talwar**, **A. K. Purwar**

Company Secretary and Manager **Hasit Shukla**

Mumbai

30th April, 2008

Financial information of Subsidiary Companies

(Rs. in lakh unless otherwise stated)

Sr. No.	Particulars	Country	Capital	Reserves	Total Assets	Total Liabilities	Investment	Total Income	Profit / (Loss) before taxation	Provision for taxation	Profit /(Loss) after taxation	Proposed Dividend
1	Reliance Communications Infrastructure Limited	India	20,002.00	204,536.00	1,481,284.02	1,481,284.02	670,723.76	362,269.60	74,449.31	12,322.00	62,127.31	-
2	Reliance Infratel Limited (formerly Known as Reliance Telecom Infrastucture Limited)	India	39,902.03	471,167.23	1,370,407.22	1,370,407.22	135,167.68	145,761.47	42,125.65	10,067.98	32,057.67	-
3	Reliance Mobile Limited	India	5.00	(8.15)	0.30	0.30	-	-	(0.07)	-	(0.07)	-
4	Matrix Innovations Limited	India	5.00	(7,100.85)	1,476.31	1,476.31	0.45	0.18	(1.67)	0.03	(1.70)	-
5	Gateway Systems (India) Limited	India	68.71	1,522.24	2,002.02	2,002.02	13.05	697.82	12.54	2.52	10.02	-
6	Netizen Rajasthan Limited	India	5.00	(19.61)	710.43	710.43	-	-	(10.14)	-	(10.14)	-
7	Reliance Communications Investment & Leasing Limited	India	210.00	28.49	258.78	258.78	-	-	15.14	5.18	9.96	-
8	Reliance Global IDC Limited (Formely known as Netizen Gujrat Limited)	India	5.00	(1.96)	4.26	4.26	-	-	(1.05)	-	(1.05)	-
9	Reliance Digital Home Services Limited (Formely known as Reliance Infocomm Solutions Limited)	India	5.00	(0.25)	5.16	5.16	-	-	0.09	0.04	0.05	-
10	Campion Properties Limited	India	356.36	(2,341.94)	4,321.15	4,321.15	-	-	(69.08)	-	(69.08)	-
11	Reliance Webstore Limited	India	5.00	59.28	124,997.53	124,997.53	70,603.68	46,948.60	103.78	85.55	18.23	-
12	Reliance Infocomm Infrastucture Private Limited	India	500.00	81,620.43	213,364.81	213,364.81	64,313.83	10,669.52	37.42	10.20	27.23	-
13	Reliance Telecom Limited	India	8,000.00	31,898.83	323,346.84	323,346.84	-	136,194.94	4,384.29	(297.78)	4,682.07	-
14	Reliance Big TV Limited	India	1,000.00	109.22	12,687.55	12,687.55	0.34	-	(182.18)	(53.39)	(128.79)	
15	Reliance Tech Services Private Limited (formerly known as Tech Reliance Private Limited)	India	1.82	(0.42)	1.82	1.82	-	-	(0.42)	-	(0.42)	
16	Reliance Gateway Net Limited	India	5.00	(3.74)	97,791.86	97,791.86	-	-	(0.11)	0.27	(0.38)	-
17	Reliance Infocom BV	The Netherlands	1,139.55	429,567.25	431,527.90	431,527.90	-	-	(6,158.71)	(4.70)	(6,154.01)	-
	Unit of Currency - EUR		1,801,614.00	679,140,418.00	682,240,188.00	682,240,188.00	181,413,363.00	-	(9,736,849.00)	(7,436.00)	(9,729,413.00)	-
18	Reliance Infocom Inc.	USA	360.18	(587.93)	2,386.30	2,386.30	-	170.69	7.46	19.76	(12.30)	-
	Unit of Currency - US$		900,000.00	(1,469,079.00)	5,962,765.00	5,962,765.00	-	426,500.00	18,634.00	49,380.00	(30,746.00)	-
19	Reliance Communications Inc.	USA	0.00	6,084.31	64,347.79	64,347.79	-	116,701.47	5,764.97	2,450.54	3,314.42	-
	Unit of Currency - US$		1.00	15,203,180.00	160,789,075.00	160,789,075.00	-	291,607,866.00	14,405,211.00	6,123,300.00	8,281,911.00	-
20	Reliance Communications International Inc.	USA	0.00	1,535.30	10,332.11	10,332.11	-	55,727.19	1,256.81	490.67	766.14	-
	Unit of Currency - US$		1.00	3,836,341.00	25,817,361.00	25,817,361.00	-	139,248,342.00	3,140,448.00	1,226,050.00	1,914,398.00	-
21	Reliance Communications Canada Inc.	USA	0.00	(121.20)	465.00	465.00	-	2,049.45	30.04	10.51	19.52	-
	Unit of Currency - US$		1.00	(302,855.00)	1,161,909.00	1,161,909.00	-	5,121,075.00	75,056.00	26,270.00	48,786.00	-
22	Reliance Netway Inc.	USA	0.00	(260.09)	30.77	30.77	-	0.01	(1.33)	0.65	(1.98)	-
	Unit of Currency - US$		1.00	(649,907.00)	76,894.00	76,894.00	-	25.00	(3,330.00)	1,625.00	(4,955.00)	-
23	Reliance Communications (UK) Limited	United Kingdom	0.50	253.41	3,298.91	3,298.91	-	5,418.28	238.60	69.39	169.21	-
	Unit of Currency - GBP		631.99	318,917.00	4,151,678.00	4,151,678.00	-	6,818,901.86	300,276.00	87,327.33	212,948.67	-

Sr. No.	Particulars	Country	Capital	Reserves	Total Assets	Total Liabilities	Investment	Total Income	Profit / (Loss) before taxation	Provision for taxation	Profit /(Loss) after taxation	Proposed Dividend
24	Reliance Communications (Hong Kong) Limited	Hong Kong	0.00	(408.69)	2,746.09	2,746.09	-	1,120.84	(56.69)	-	(56.69)	-
	Unit of Currency - US$		0.13	(1,021,209.62)	6,861,784.73	6,861,784.73	-	2,800,694.74	(141,647.93)	-	(141,647.93)	-
25	Reliance Communications (Australia) Pty. Limited	Australia	0.00	(68.11)	85.82	85.82	-	133.95	(18.12)	-	(18.12)	-
	Unit of Currency - AUD		1.00	(186,369.26)	234,825.07	234,825.07	-	366,526.92	(49,573.33)	-	(49,573.33)	-
26	Reliance Communications (New Zealand) Pte. Limited	New Zealand	0.00	(51.51)	10.77	10.77	-	3.76	(41.71)	-	(41.71)	-
	Unit of Currency - NZD		1.00	(163,763.62)	34,233.82	34,233.82	-	11,964.27	(132,605.12)	-	(132,605.12)	-
27	Reliance Communications (Singapore) Pte. Limited	Singapore	29.03	(23.08)	31.66	31.66	-	-	(16.50)	-	(16.50	-
	Unit of Currency - SGD		100,000.00	(79,514.32)	109,065.02	109,065.00	-	-	(56,855.32)	-	(56,855.32)	-
28	RCOM Malaysia SDN. BHD.	Malaysia	0.00	(25.55)	0.06	0.06	-	0.01	(19.05)	-	(19.05)	-
	Unit of Currency - MYR		2.00	(203,764.76)	448.25	448.25	-	117.31	(151,965.20)	-	(151,965.20)	-
29	Anupam Globalsoft (U) Limited	Uganda	707.58	(630.33)	889.79	889.79	-	55.61	(633.17)	-	(633.17)	-
	Unit of Currency - U.shs		3,000,000,000.00	(2,672,455,130.00)	3,772,504,567.00	3,772,504,567.00	-	235,788,065.00	(2,684,518,023.00)	-	(2,684,518,023.00)	-
30	Reliance Globalcom Limited, Bermuda (formerly known as FLAG Telecom Group Limited)	Bermuda	108,706.24	76,197.72	958,469.36	958,469.36	-	62,072.83	7,697.77	303.35	7,394.42	-
	Unit of Currency - US$		271,629,797.00	190,399,107.70	2,394,975,903.36	2,394,975,903.36	-	155,104,519.39	19,234,816.80	758,000.00	18,476,816.80	-
31	FLAG Telecom Asia Limited (Rep office in China and India)	Hongkong	4.03	(5,686.25)	6,993.08	6,993.08	-	2,568.73	1,270.94	9.70	1,261.23	-
	Unit of Currency - US$		10,064.00	(14,208,524.40)	17,473,970.79	17,473,970.79	-	6,418,619.03	3,175,756.79	24,246.71	3,151,510.08	-
32	FLAG Telecom Japan Limited	Japan	36.58	(21,173.91)	5,026.97	5,026.97	-	1,563.38	(1,151.72)	0.14	(1,151.85)	-
	Unit of Currency - US$		91,405.00	(52,908,328.29)	12,561,137.30	12,561,137.30	-	3,906,489.08	(2,877,855.10)	342.08	(2,878,197.18)	-
33	FLAG Telecom Singapore Pte. Limited	Singapore	11.41	(2,029.95)	761.48	761.48	-	403.92	(346.60)	-	(346.60)	-
	Unit of Currency - US$		28,505.00	(5,072,337.24)	1,902,741.05	1,902,741.05	-	1,009,307.36	(866,073.47)	-	(866,073.47)	-
34	Seoul Telnet Inc.	Korea	906.66	(5,864.17)	2,271.36	2,271.36	-	1,056.94	(654.99)	-	(654.99)	-
	Unit of Currency - US$		2,265,519.00	(14,653,099.42)	5,675,555.55	5,675,555.55	-	2,641,032.25	(1,636,664.41)	-	(1,636,664.41)	-
35	FLAG Telecom Taiwan Services Limited	Taiwan	13.45	(3,184.82)	341.70	341.70	-	0.00	201.04	-	201.04	-
	Unit of Currency - US$		33,600.00	(7,958,064.99)	853,811.58	853,811.58	-	1.84	502,355.31	-	502,355.31	-
36	FLAG Holdings (Taiwan) Limited	Taiwan	2,153.87	(76.85)	7,656.94	7,656.94	-	0.02	(4.26)	-	(4.26)	-
	Unit of Currency - US$		5,381,988.00	(192,038.69)	19,132,775.11	19,132,775.11	-	53.49	(10,651.92)	-	(10,651.92)	-
37	FLAG Telecom Taiwan Limited	Taiwan	9,553.53	(156.36)	20,722.59	20,722.59	-	2,180.20	1,274.24	686.01	588.23	-
	Unit of Currency - US$		23,871,896.00	(390,702.86)	51,780,596.16	51,780,596.16	-	5,447,782.05	3,184,005.80	1,714,177.02	1,469,828.78	-
38	FLAG Access India Private Limited	India	40.03	2.83	42.90	42.90	-	-	(0.10)	-	(0.10)	-
	Unit of Currency - US$		100,022.00	7,083.28	107,198.73	107,198.73	-	-	(238.84)	-	(238.84)	-
39	FLAG Telecom Korea Limited	Korea	24.01	(6,573.10)	683.11	683.11	-	0.09	(80.63)	-	(80.63)	-
	Unit of Currency - US$		60,000.00	(16,424,542.51)	1,706,928.40	1,706,928.40	-	224.83	(201,479.17)	-	(201,479.17)	-
40	Reliance Globalcom (UK) Limited (formerly known as Flag Telecom Limited)	United Kingdom	0.00	11,024.56	3,779.38	3,779.38	-	6.03	166.33	(46.66)	212.99	-
	Unit of Currency - US$		3.00	27,547,628.18	9,443,729.39	9,443,729.39	-	15,078.30	415,606.49	(116,599.93)	532,206.42	-
41	FLAG Telecom Deutschland GmbH	Germany	9.14	8.66	51.12	51.12	-	0.08	(47.70)	-	(47.70)	-
	Unit of Currency - US$		22,835.00	21,641.27	127,745.92	127,745.92	-	199.29	(119,181.57)	-	(119,181.57)	-

Financial information of Subsidiary Companies

(Rs. in lakh unless otherwise stated)

Sr. No.	Particulars	Country	Capital	Reserves	Total Assets	Total Liabilities	Investment	Total Income	Profit / (Loss) before taxation	Provision for taxation	Profit /(Loss) after taxation	Proposed Dividend
42	FLAG Telecom Network Services Limited	Ireland	0.01	0.33	230.41	230.41	-	-	-	-	-	-
	Unit of Currency - US$		18.00	823.19	575,744.66	575,744.66	-	-	-	-	-	-
43	Reliance FLAG Telecom Ireland Limited (formerly known as FLAG Telecom Ireland Limited)	Ireland	0.01	(39,944.26)	60,531.98	60,531.98	-	35,816.08	3,094.16	19.51	3,074.65	-
	Unit of Currency - US$		18.00	(99,810,739.50)	151,254,311.34	151,254,311.34	-	89,495,444.45	7,731,537.55	48,750.00	7,682,787.55	-
44	FLAG Telecom Ireland Network Limited	Ireland	0.01	(10,371.12)	8,568.38	8,568.38	-	118.84	3,370.93	-	3,370.93	-
	Unit of Currency - US$		18.00	(25,914,843.32)	21,410,238.92	21,410,238.92	-	296,963.16	8,423,114.42	-	8,423,114.42	-
45	FLAG Telecom Espana SA	Spain	6.89	(52.52)	0.50	0.50	-	0.01	14.47	-	14.47	-
	Unit of Currency - US$		17,207.00	(131,229.80)	1,241.46	1,241.46	-	15.18	36,163.44	-	36,163.44	-
46	FLAG Telecom Servizi Italia SpA	Italy	4,607.36	(8,597.41)	8,343.93	8,343.93	-	828.62	(2,467.36)	-	(2,467.36)	-
	Unit of Currency - US$		11,512,654.51	(21,482,778.37)	20,849,407.13	20,849,407.13	-	2,070,518.83	(6,165,324.92)	-	(6,165,324.92)	-
47	FLAG Atlantic UK Limited	United Kingdom	0.00	(48,558.23)	6,116.80	6,116.80	-	2,942.24	1,198.86	0.48	1,198.39	-
	Unit of Currency - US$		2.00	(121,334,906.99)	15,284,351.61	15,284,351.61	-	7,351,916.09	2,995,664.00	1,187.39	2,994,476.61	-
48	Reliance FLAG Atlantic France SAS (formerly known as FLAG Atlantic France SAS)	France	14.84	(59,505.23)	30,332.76	30,332.76	-	15,099.23	2,575.96	268.62	2,307.34	-
	Unit of Currency - US$		37,080.00	(148,688,732.45)	75,793,998.86	75,793,998.86	-	37,729,218.14	6,436,688.75	671,223.58	5,765,465.17	-
49	FLAG Telecom France Services Eurl	France	3.29	149.57	325.15	325.15	-	-	18.31	-	18.31	-
	Unit of Currency - US$		8,229.00	373,729.95	812,470.59	812,470.59	-	-	45,750.57	-	45,750.57	-
50	FLAG Telecom Nederland BV	The Netherlands	6.12	46.13	48.52	48.52	-	0.66	(12.63)	-	(12.63)	-
	Unit of Currency - US$		15,282.00	115,270.49	121,247.11	121,247.11	-	1,648.11	(31,562.09)	-	(31,562.09)	-
51	FLAG Telecom Hellas AE	Greece	20.41	(92.57)	35.87	35.87	-	0.16	(12.40)	-	(12.40)	-
	Unit of Currency - US$		50,996.00	(231,304.89)	89,641.60	89,641.60	-	407.89	(30,989.87)	-	(30,989.87)	-
52	FLAGWEB Limited	Bermuda	4.80	-	4.80	4.80	-	-	-	-	-	-
	Unit of Currency - US$		12,000.00	-	12,000.00	12,000.00	-	-	-	-	-	-
53	FLAG Telecom France Network SAS	France	19.19	(317.85)	43.13	43.13	-	-	78.23	-	78.23	-
	Unit of Currency - US$		47,944.00	(794,233.68)	107,768.57	107,768.57	-	-	195,471.38	-	195,471.38	-
54	FLAG Telecom Espana Network SAU	Spain	21.37	(3,124.49)	361.49	361.49	-	186.51	(583.39)	-	(583.39)	-
	Unit of Currency - US$		53,389.00	(7,807,322.53)	903,270.40	903,270.40	-	466,036.18	(1,457,748.49)	-	(1,457,748.49)	-
55	FLAG Telecom Belgium Network SA	Belgium	23.38	(22.73)	7.38	7.38	-	-	(9.51)	0.05	(9.56)	-
	Unit of Currency - US$		58,410.00	(56,789.17)	18,430.72	18,430.72	-	-	(23,769.07)	119.72	(23,888.79)	-
56	FLAG Telecom Development Services Company LLC	Egypt	5.28	(66.65)	137.93	137.93	-	-	12.53	4.40	8.13	-
	Unit of Currency - US$		13,201.00	(166,541.45)	344,653.39	344,653.39	-	-	31,312.52	11,000.00	20,312.52	-
57	FLAG Pacific Holdings Limited	Bermuda	200,104.80	408.87	218,988.10	218,988.10	-	0.64	(0.12)	-	(0.12)	-
	Unit of Currency - US$		500,012,000.00	1,021,660.35	547,196,651.59	547,196,651.59	-	1,587.68	(306.20)	-	(306.20)	-
58	FLAG Pacific Limited	Bermuda	4.80	101.20	106.00	106.00	-	-	(0.74)	-	(0.74)	-
	Unit of Currency - US$		12,000.00	252,863.55	264,863.55	264,863.55	-	-	(1,857.79)	-	(1,857.79)	-
59	FLAG Telecom Network USA Limited	USA	0.00	(15,952.77)	11,035.29	11,035.29	-	4,256.13	(3,574.31)	0.50	(3,574.81)	-
	Unit of Currency - US$		1.00	(39,861,989.49)	27,574,443.58	27,574,443.58	-	10,634,995.10	(8,931,320.76)	1,250.00	(8,932,570.76)	-
60	FLAG Telecom Group Services Limited	Bermuda	4.80	(12,586.67)	129,706.39	129,706.39	16,543.85	820.05	415.56	-	415.56	-
	Unit of Currency - US$		12,000.00	(31,450,937.70)	324,103,918.77	324,103,918.77	41,338,961.93	2,049,099.27	1,038,370.80	-	1,038,370.80	-
61	FLAG Telecom Development Limited	Bermuda	4.80	204,470.71	207,599.47	207,599.47	-	5,920.19	(1,674.73)	-	(1,674.73)	-
	Unit of Currency - US$		12,000.00	510,921,313.99	518,739,315.74	518,739,315.74	-	14,793,078.58	(4,184,733.80)	-	(4,184,733.80)	-

Sr. No.	Particulars	Country	Capital	Reserves	Total Assets	Total Liabilities	Investment	Total Income	Profit / (Loss) before taxation	Provision for taxation	Profit /(Loss) after taxation	Proposed Dividend
62	Yipes Holdings Inc.	USA	112,117.63	56,326.09	55,732.61	55,732.61	-	9.30	8.95	-	8.95	-
	Unit of Currency - US$		280,154,001.00	140,744,859.02	139,261,899.51	139,261,899.51	-	23,244.53	22,354.09	-	22,354.09	-
63	Reliance Globalcom Services Inc (formerly known as Yipes Enterprise Services Inc)	USA	1,739.02	(58,015.84)	79,376.07	79,376.07	714.65	8,646.79	(1,695.93)	2.76	(1,698.69)	-
	Unit of Currency - US$		4,345,373.00	(144,967,118.53)	198,340,994.61	198,340,994.61	1,785,734.39	21,606,169.47	(4,237,711.16)	6,903.23	(4,244,614.39)	-
64	Yipes Systems, Inc	USA	0.00	-	0.00	0.00	-	-	-	-	-	-
	Unit of Currency - US$		1.00	-	1.00	1.00	-	-	-	-	-	-
65	YTV Inc.	USA	0.40	-	-	-	-	-	-	-	-	-
	Unit of Currency - US$		1,000.00	-	-	-	-	-	-	-	-	-
66	Lagerwood Investments Limited	Cyprus	0.94	(6.51)	80.27	80.27	-	-	(6.51)	-	(6.51)	-
	Unit of Currency - CYP		1,000.00	(6,923.83)	85,352.00	85,352.00	-	-	(6,923.83)	-	(6,923.83)	-
67	Reliance Telecom Infrastucture (Cyprus) Holdings Limited	Cyprus	0.94	9,080.97	133,317.10	133,317.10	13,744.07	134,670.77	129,308.75	167.79	129,140.96	120,060.00
	Unit of Currency - CYP		1,000.00	9,655,777.02	141,755,821.28	141,755,821.28	14,614,042.55	143,195,177.45	137,493,757.45	178,405.96	137,315,351.49	127,659,574.47

Note

1 The Financial Year of the subsidiary is for 12 months from 1st April, 2007 to 31st March, 2008.

2 Exchange Rate as of 31st March, 2008 1US$=Rs.40.02 1Euro=Rs.63.25 1GBP=Rs.79.46 1AUD=Rs.36.55 1NZD=Rs.31.46 1SGD=Rs.29.03 1MYR=Rs.12.54 1Ushs=Rs.0.02 1CYP=Rs.94.05

Auditors' Report on Abridged Consolidated Financial Statements

To

the Board of Directors of Reliance Communications Limited

We have examined the attached abridged consolidated balance sheet of Reliance Communications Limited ('the Company') its subsidiaries and associates as at 31st March 2008; the abridged consolidated profit and loss account and abridged consolidated cash flow statement for the year ended on that date annexed thereto together with the significant accounting policies and notes thereon. These abridged consolidated financial statements have been prepared by the Company pursuant to Rule 7A of the Companies (Central Government's) General Rules and Forms, 1956 and are based on the audited consolidated financial statements of the Company for the year ended 31st March 2008 prepared in accordance with the requirements of the Accounting Standard (AS) – 21, 'Consolidated Financial Statements' and Accounting Standard (AS) -23, 'Accounting for Investment in Associates in Consolidated Financial Statements', notified under the Companies (Accounting Standards) Rules, 2006 and covered by our report of even date to the Board of Directors of the Company, which is attached hereto.

For **Chaturvedi & Shah**	For **BSR & Co.**
Chartered Accountants	*Chartered Accountants*
Rajesh D Chaturvedi	**Natrajan Ramkrishna**
Partner	*Partner*
Membership No. 45882	Membership No. 32815
Mumbai	
30 April 2008	

Auditors' Report on Consolidated Financial Statements

To

the Board of Directors of Reliance Communications Limited

We have audited the attached consolidated balance sheet of Reliance Communications Limited ('the Company') and its subsidiaries and associates (collectively called 'the Group') as at 31st March 2008, the consolidated profit and loss account and the consolidated cash flow statement for the year ended on that date, annexed thereto. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

1 We did not audit the financial statements and other financial information of certain subsidiaries. The financial statements of these subsidiaries for the year ended 31st March 2008 have been audited by other auditors whose reports have been furnished to us and our opinion, in so far as it relates to the amounts included in respect of subsidiaries, is based solely on these reports. The attached consolidated financial statements include assets of Rs. 8,598.52 crores as at 31st March 2008, revenues of Rs. 2,159.82 crores and cash inflows amounting to Rs. 20.95 crores in respect of the aforementioned subsidiaries for the year then ended.

2 The financial statements of certain subsidiaries for the year ended 31st March 2008 have been audited by one of the joint auditors, Chaturvedi and Shah, Chartered Accountants. The attached consolidated financial statements include assets of Rs. 33,915.82 crores as at 31st March 2008, revenues of Rs. 4,863.41 crores and cash outflows amounting to Rs. 6,577.75 crores in respect of the aforementioned subsidiaries for the year then ended.

3 We have relied on the unaudited financial statements of the subsidiaries whose financial statements reflect total assets of Rs. 2,560.71 crores as at 31st March 2008 , total revenue of Rs. 141.06 crores and cash inflows amounting to Rs. 110.14 crores for the year ending 31st March 2008. These unaudited financial statements as approved by the respective Board of Directors of these companies have been furnished to us by the management, and our report in so far as it relates to the amounts included in respect of the subsidiaries is based solely on such approved financial statements.

4 The consolidated financial statements have been prepared

Auditors' Report on Consolidated Financial Statements

by the Company's management in accordance with the requirements of Accounting Standard 21 - Consolidated Financial Statements and Accounting Standard 23 - Accounting for Investment in Associates in Consolidated Financial Statements, notified under the Companies (Accounting Standards) Rules, 2006.

5 As explained in Note 5(a) of Schedule Q to the consolidated financial statements, the Company has computed the opening goodwill on consolidation by comparing the cost of investments with the equity of subsidiaries as on date on which investments were made by Reliance Industries Limited ('the transferor company') prior to demerger instead of considering the date of demerger as the date of investment.

6 Based on our audit as aforesaid, and on consideration of reports of other auditors and accounts approved by the Board of Directors as explained in paragraphs 1, 2 and 3 above, and to the best of our information and according to the explanations given to us, read with matter stated in paragraph 5 above, the consolidated financial statements give a true and fair view in conformity with the accounting principles generally accepted in India:

(i) in the case of the consolidated balance sheet, of the state of affairs of the Group as at 31st March 2008

(ii) in the case of the consolidated profit and loss account, of the profit of the Group for the year ended on that date; and

(iii) in the case of the consolidated cash flow statement, of the cash flows of the Group for the year ended on that date.

For **Chaturvedi & Shah**
Chartered Accountants

Rajesh D Chaturvedi
Partner

Membership No. 45882

For **BSR & Co.**
Chartered Accountants

Natrajan Ramkrishna
Partner

Membership No. 32815

Mumbai
30 April 2008

Abridged Consolidated Balance Sheet as at 31st March, 2008
(Statement containing the salient features of Consolidated Balance Sheet as per Section 219(1)(b)(iv) of the Companies Act, 1956)

(Rs. in crore)

		As at 31st March, 2008		As at 31st March, 2007
SOURCES OF FUNDS				
Shareholders' Funds				
(a) Capital				
(i) Equity Capital (Refer Note 3 (i) and (ii), Notes on Accounts)		**1,032.01**		1,022.31
(b) Reserves and Surplus				
(i) Capital Reserve (Refer Note 5 (b) (iii), Notes on Accounts)	**0.05**		0.06	
(ii) Statutory Reserve Fund (Refer Note 5 (b) (iii), Notes on Accounts)	**-**		100.43	
(iii) Securities Premium Account (Refer Note 5 (a), 3 (i), (ii) and (v), Notes on Accounts)	**9,497.42**		8,885.07	
(iv) Exchange Fluctuation Reserve	**(56.64)**		(57.64)	
(v) General Reserve (Refer Note 20, Notes on Accounts)	**9,079.84**		9,850.44	
(vi) Reserve for Business Restructuring (Refer Note 6 (iv), Notes on Accounts)	**1,287.10**			
(vii) Surplus in Profit and Loss Account	**8,186.55**	**27,994.32**	3,129.98	21,908.34
Minority Interest (Refer Note 18, Notes on Accounts)		**2,430.93**		5.61
Loan Funds				
(a) Secured Loans	**950.00**		5,113.57	
(b) Unsecured Loans	**24,871.70**	**25,821.70**	12,324.76	17,438.33
Deferred Tax Liability (Refer Note 10, Notes on Accounts)		**102.76**		2.60
TOTAL		**57,381.72**		40,377.19
APPLICATION OF FUNDS				
Fixed Assets				
(a) Net Block (Original Cost Less Depreciation)	**37,382.63**		29,351.56	
(b) Capital Work- in-Progress	**14,929.93**	**52,312.56**	3,690.68	33,042.24
Goodwill (Refer Note 19, Notes on Accounts)		**3,565.43**		2,658.75
Investments				
(a) Government Securities - Quoted (Market value Rs.45.50 crore, Previous period Rs. 20.88 crore)	**45.50**		20.88	
(b) Investment in Associates - Unquoted	**20.31**		16.87	
(c) Others - Quoted (Market Value Rs. 726.61 crore, Previous period Rs. 383.85 crore)	**724.59**		384.00	
- Unquoted	**10,209.23**	**10,999.63**	7,289.65	7,711.40
Current Assets, Loans and Advances				
(a) Inventories	**405.88**		482.12	
(b) Sundry Debtors	**2,722.37**		1,831.61	
(c) Cash and Bank Balances	**878.18**		7,200.64	
(d) Other Current Assets	**2,305.81**		1,388.36	
(e) Loans and Advances	**4,269.48**		2,210.31	
	10,581.72		13,113.04	
Less: Current Liabilities and Provisions				
(a) Current Liabilities	**15,621.25**		11,433.36	
(b) Provisions	**4,456.37**		4,714.88	
	20,077.62		16,148.24	
Net Current Assets		**(9,495.90)**		(3,035.20)
TOTAL		**57,381.72**		40,377.19

Refer Accounting Policies
Refer Notes on Accounts
Compiled from the Audited Consolidated Accounts of the Company referred to in our Report dated 30th April, 2008

As per our Report of even date

For Chaturvedi and Shah
Chartered Accountants

Rajesh D. Chaturvedi
Partner
Membership No. 45882

For BSR & Co
Chartered Accountants

Natrajan Ramkrishna
Partner
Membership No. 32815

Mumbai
30th April, 2008

For and on behalf of the Board

Chairman — **Anil D. Ambani**

Directors — **J. Ramachandran**, **S. P. Talwar**, **A. K. Purwar**

Company Secretary and Manager — **Hasit Shukla**

Abridged Consolidated Profit and Loss Account for the year ended 31st March, 2008

(Statement containing the salient features of Consolidated Profit and Loss Account as per Section 219(1)(b)(iv) of the Companies Act, 1956)

(Rs. in crore)

			For the year ended 31st March, 2008		For fifteen months ended 31st March, 2007
I	**INCOME**				
	Service Revenue		**17,148.48**		16,918.98
	Other Operating Income		**1,678.91**		271.39
	Other Income		**240.37**		249.88
			19,067.76		17,440.25
II	**EXPENDITURE**				
	Access Charges, License Fees and Network Expenses		**6,259.07**		6,807.73
	Selling Expenses		**2,259.81**		1,731.96
	Salaries, Wages and Other Employee Benefits		**1,183.16**		1,084.30
	Managerial Remuneration		**0.53**		0.50
	Provision for Commission to Non Executive Directors (Refer Note 8 (i) and 8 (ii), Notes on Accounts)		**19.99**		44.00
	Financial Charges (net) (Includes Financial Income Rs.889.30 crore and Interest Income Rs. 578.51 crore (Previous period Rs. 99.16 crore and Rs. 666.94 crore respectively)) (Refer Note 15, Notes on Accounts)		**(399.70)**		98.38
	Depreciation and Amortisation	**3,947.10**		3,969.08	
	Depreciation adjusted by Transfer from Provision for Business Restructuring	**(514.83)**		(660.52)	
	General Reserve (Additional depreciation of subsidiaries consequent upon revaluation of assets carried out during the Previous period)	**(252.11)**		(389.28)	
	General Reserve (Refer Note 6 (ii) and (vii), Notes on Accounts)	**(374.90)**	**2,805.26**	-	2,919.28
	Auditors Remuneration		**9.06**		9.34
	Provision for Doubtful Debts, Loans and Advances		**147.51**		112.46
	General and Administration Expenses		**989.56**		923.45
	Profit before Adjustments pursuant to the Scheme of Amalgamation / Arrangement, Tax and Exceptional Items		**5,793.51**		3,708.85
	Exceptional Items (Refer Note 16, Notes on Accounts)		**(1,282.78)**		109.32
	Adjustments pursuant to the Scheme of Amalgamation / Arrangement *inter alia* for merger of Reliance Infocomm Limited into the Company (Refer Note 5 (a), Notes on Accounts)				
	Investments in Reliance Infocomm Limited written off		**-**		9,239.77
	Equivalent amount withdrawn from Reserve arising (not created) on vesting *inter alia* of the said investments on demerger from Reliance Industries Limited		**-**		(9,239.77)
III	**Profit Before Tax**		**7,076.29**		3,599.53
IV	**Provision for**				
	- Current Tax (net of provision of earlier years written back Rs. 4.94 crore)		**198.05**		52.91
	Less: MAT Credit		**(33.56)**		-
	- Fringe Benefit Tax		**18.97**		19.16
	- Deferred Tax		**100.16**		1.03
	Profit After Tax (before adjustment of Minority Interest / Associates)		**6,792.67**		3,526.43
	Less / (Add) : Share of Profit / (Loss) transferred to Minority (Refer Note 18, Notes on Accounts)		**1,390.06**		(4.92)
	Less: Share of Loss of Associates		**1.47**		0.53
V	**Profit After Tax (after adjustment of Minority Interest / Associates)**		**5,401.14**		3,530.82
	Add: Balance brought forward from Previous period	**3,129.98**		5.65	
	Less: Schemes of Amalgamation	**-**		186.73	
	Add: As per the Schemes of Amalgamation of subsidiaries (Refer Note 5 b (iii), c (iii) and d (iv), Notes on Accounts)	**79.27**		-	
	Add: Depreciation Adjustment of a subsidiary (Refer Note 23, Notes on Accounts)	**157.27**	**3,366.52**	-	(181.08)
	Amount available for Appropriations		**8,767.66**		3,349.74
VI	**APPROPRIATIONS**				
	Transferred to Statutory Reserve Fund		**-**		100.16
	Transferred to General Reserve		**400.00**		-
	Proposed Dividend on Equity Shares		**154.80**		102.23
	Tax on Proposed Dividend		**26.31**		17.37
	Balance carried to Balance Sheet		**8,186.55**		3,129.98
	Basic and Diluted Earnings Per Share of face value of Rs. 5 each (Refer Note 14, Notes on Accounts)				
	- Basic (Rs.)		**26.32**		17.56
	- Diluted (Rs.)		**23.22**		16.71

Refer Accounting Policies
Refer Notes on Accounts
Compiled from the Audited Accounts of the Company referred to in our Report dated 30th April, 2008

As per our Report of even date

For Chaturvedi and Shah
Chartered Accountants
Rajesh D. Chaturvedi
Partner
Membership No. 45882

For BSR & Co
Chartered Accountants
Natrajan Ramkrishna
Partner
Membership No. 32815

Mumbai
30th April, 2008

For and on behalf of the Board

Chairman — **Anil D. Ambani**

Directors — **J. Ramachandran**, **S. P. Talwar**, **A. K. Purwar**

Company Secretary and Manager — **Hasit Shukla**

Significant Accounting Policies to the Abridged Consolidated Balance Sheet and Abridged Consolidated Profit and Loss Account

1 **Principles of Consolidation**

The Consolidated Financial Statements relate to Reliance Communications Limited ('the Company') and all of its subsidiary companies and the companies controlled, that is, the companies over which the Company exercises control over ownership and voting power and the associates (hereinafter collectively referred to as the "Group"). The Consolidated Financial Statements have been prepared on the following bases.

(a) The financial statements of the Company and its subsidiaries are combined on a line-by-line basis, by adding together the book values of like items of assets, liabilities, incomes and expenses after fully eliminating intra group balances and intra group transactions resulting in unrealized profits or losses in accordance with the Accounting Standard ("AS") 21 "Consolidated Financial Statements" as referred to in the Companies (Accounting Standards) Rules, 2006 (Accounting Standard Rules).

(b) In case of the foreign subsidiaries and companies controlled by the Company, revenue is consolidated at the average exchange rate prevailing during the year. All monetary assets and liabilities are converted at the exchange rate prevailing at the end of the year. While, non monetary assets and liabilities are recorded at the exchange rate prevailing on the date of the transaction or closing rate, as applicable. Any exchange difference arising on consolidation of integral foreign operation and non integral foreign operation is recognised in the Profit and Loss Account and Exchange Fluctuation Reserve respectively.

(c) Investments in subsidiaries are eliminated and differences between the cost of investment over the net assets on the date of investment or on the date of the financial statements immediately preceeding the date of investment in subsidiaries are recognised as Goodwill or Capital Reserve, as the case may be.

(d) The difference between the proceeds from disposal of investment in a subsidiary or in a company controlled by the Company and the proportionate carrying amount of its assets less liabilities as of the date of disposal, is recognised in the Consolidated Profit and Loss Account as the profit or loss on disposal of investment in subsidiaries.

(e) Minority Interest's share of net profit or loss of consolidated subsidiaries for the year is identified and adjusted against the income of the Group in order to arrive at the net income attributable to the Equity Shareholders of the Company.

(f) Minority Interest's share of net assets of consolidated subsidiaries is identified and presented in the consolidated Balance Sheet as a separate item from liabilities and the Shareholders' Equity.

(g) In case of associates, where the Company directly or indirectly through subsidiaries holds 20% or more of Equity Shares, investments in associates are accounted for using equity method in accordance with Accounting Standard ("AS") 23 "Accounting for Investments in Associates in Consolidated Financial Statements" as referred to in the Accounting Standard Rules. The Company accounts for its share in the change in the net assets of the associates, post acquisition, after eliminating unrealised profits and losses resulting from transactions between the Company and its associates to the extent of its share, through its Profit and Loss Account, to the extent such change is attributable to the associates' Profit and Loss Account, based on available information.The difference between the cost of investment in the associates and the share of net assets, at the time of acquisition of shares in the associates, is identified in the financial statements as Goodwill or Capital Reserve, as the case may be.

(h) As far as possible, the Consolidated Financial Statements are prepared using uniform Accounting Policies for like transactions and other events in similar circumstances and are presented in the same manner as the standalone financial statements of the Company.

2 Investments other than in subsidiaries and associates are accounted as per Accounting Standard ("AS") 13 "Accounting for Investments" as referred to in the Accounting Standard Rules.

3 **Other Significant Accounting Policies**

(a) **Basis of Preparation of Financial Statements**

The financial statements are prepared under historical cost convention and in accordance with the generally accepted accounting principles in India and the provisions of the Companies Act, 1956 read with the Companies (Accounting Standards) Rules, 2006, except for fixed assets which are revalued.

(b) **Use of Estimates**

The preparation and presentation of Consolidated Financial Statements requires estimates and assumptions to be made that affect the reported amount of assets and liabilities and disclosure of contingent liabilities on the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Difference between the actual results and estimates is recognised in the period in which the results are known / materialised.

(c) **Fixed Assets**

(i) Fixed Assets are stated at cost net of modvat / cenvat, value added tax and include amount added on revaluation less accumulated depreciation, amortisation and impairment loss, if any.

(ii) All costs including financing cost till commencement of commercial operations, net charges of foreign exchange contracts and adjustments arising upto 31st March, 2007 from exchange rate variations, relating to borrowings attributable to fixed assets, are capitalised.

(iii) Expenses incurred relating to project, prior to commencement of commercial operation, are considered as project development expenditure and shown under Capital Work-in-Progress.

(iv) Entry fees paid for Telecom Licenses and Indefeasible Right of Connectivity (IRC) are stated at cost for acquiring the same less accumulated amortisation.

(d) **Lease**

(i) In respect of Operating Leases, lease rentals are expensed with reference to the term of lease, except for lease rentals pertaining to the period up to the date of commencement of commercial operations, which are capitalised.

(ii) Finance Leases prior to 1st April 2001: Rentals are expensed with reference to the term of lease and other considerations.

(iii) Finance Leases on or after 1st April 2001: The lower of the fair value of the assets and present value of the minimum lease rentals is capitalised as Fixed Assets with corresponding amount shown as liabilities for leased assets. The principal component in lease rental in respect of the above is adjusted against liabilities for leased assets and the interest component is recognised as an expense in the year in which the same is incurred except in case of assets used for capital projects, where it is capitalised.

(e) **Depreciation / Amortisation**

(i) Depreciation on Fixed Assets is provided on Straight Line Method at the rates and in the manner prescribed in Schedule XIV to the Companies Act, 1956 except in case of the following assets which are depreciated at the rates as given below.

(a) Ducts and Cables - 18, 20 years

(b) Telecom Electronic Equipments - 7, 10 years

(c) Furniture, Fixtures and Office Equipments - 5, 10 years

(d) Customer Premises Equipments - 3 years

(e) Vehicles - 5 years

(f) Leasehold improvements - Shorter of the remaining lease term or useful life

(g) Cable Systems - Shorter of 15 years or remaining useful life

In case of Falcon project, the asset life of Sub Marine Cable Network and Terrestrial Network is estimated at 25 years and 15 years respectively.

(ii) Depreciation on assets, taken on finance lease on or after 1st April, 2001, is provided over the remaining period of lease from commencement of commercial operations.

(iii) Expenditure of capital nature incurred on assets taken on operating lease is depreciated over the remaining period of the lease term.

(iv) Leasehold Land is depreciated over the period of the lease term.

(v) Intangible assets, namely entry fees / fees for Telecom Licenses and Brand Licenses are amortised equally over the balance period of Licenses. IRC and Software are amortized from the date of acquisition or commencement of commercial services, whichever is later. The Rights in Cinematography Films are treated as intangible assets and are amortised over the balance period of rights remaining after commencement of commercial operation. The life of amortisation of the intangible assets are as follows.

(a) Telecom Licenses - 10, 20 years

(b) Brand License - 10 years

(c) Indefeasible Right of Connectivity - 15, 20 years

(d) Software - 5 years

(vi) Depreciation on additions is calculated pro rata from the following month of addition.

(f) **Asset Retirement Obligation (ARO)**

Asset Retirement Obligation (ARO) relates to the removal of cable systems and equipments when they will be retired. Provision is recognised based on the best estimate, of the management, of the eventual costs (net of recovery) that relates to such obligation and is adjusted to the cost of such assets.

'A' - Holding Company of company listed in serial number 2 of 2 (a) above.
'B' - Holding Company of companies listed in serial number 9 to 12 of 2 (a) above.
'C' - Holding Company of company listed in serial number 14 of 2 (a) above.
'D' - Holding Company of companies listed in serial number 15 to 21 and 26 of 2 (a) and serial number 7 of 2 (d) above.
'E' - Holding Company of company listed in serial number 22 of 2 (a) above.
'F' - Holding Company of companies listed in serial number 23 to 25 of 2 (a) above.
'G' - Holding Company of companies listed in serial number 27 to 55 of 2 (a) and serial number 1 to 4 of 2 (d) above.
'H' - Holding Company of company listed in serial number of 2 (e) (6) above.
@ Board Control with effect from 15th June, 2007.
@@ Acquired by the Company mentioned in the serial number 8 of 2 (a) above.
@@@ Loss on disposal of subsidiaries is Rs.1.02 crore. (Previous period Rs. 0.62 crore).

3 Foreign Currency Convertible Bonds (FCCBs)

(i) Pursuant to the exercise of option by the holders of FCCBs issued on 9th May, 2006, the Company has, in accordance with the terms and conditions thereof, allotted 1,87,44,801 fully paid Equity Shares of Rs. 5 each at a pre determined premium of Rs. 475.68 per Share against 2,03,051 FCCBs. Out of total 5,00,000 FCCBs issued, 2,96,949 FCCBs were outstanding as on 31st March, 2008.

(ii) Pursuant to the exercise of option by the holders of FCCBs issued on 28th February, 2007, the Company has, in accordance with the terms and conditions thereof, allotted 6,67,090 fully paid Equity Shares of Rs. 5 each at a pre determined premium of Rs. 656.23 per Share against 100 FCCBs.Out of total 10,000 FCCBs issued, 9,900 FCCBs were outstanding as on 31st March, 2008.

(iii) In the event, these outstanding FCCBs are fully converted into Equity Shares, the Equity Share Capital of the Company would increase by approximately 9.35 crore Equity Shares of Rs. 5 each.

(iv) In case of the above mentioned FCCBs, on and at anytime after 9th May, 2009 and 28th February, 2010 respectively, on and prior to the maturity date, the Company may, subject to certain terms and conditions as per the offering memorandum, redeem the FCCBs in whole and not in part at their Early Redemption amount, provided that no such redemption may be made unless the aggregate value (as defined in the terms and conditions) on each trading day during the period of not less than 30 consecutive trading days, ending not earlier than 14 days prior to the date upon which notice of such redemption is given, was at least 130 percent of the Early Redemption amount.

(v) Exchange gain of Rs. 103.04 crore (Previous year Rs.Nil) on conversion of FCCBs during the year relating to premium has been debited to the Securities Premium Account.

(vi) The balance amount of Rs. 5,142.00 crore (Previous period Rs. 1,343.00 crore), pending utilisation as at the end of the previous period, out of the total proceeds of the aforesaid FCCBs, have been used towards capital expenditure.

(vii) FCCB amount includes Rs. 330.00 crore (Previous period Rs. 109.90 crore), being premium on redemption of FCCBs computed on pro rata basis for the period up to 31st March, 2008.

4 Foreign Exchange

Consequent upon Accounting Standard ("AS") 11 of "The Effect of Changes in Foreign Exchange Rates" as notified by the Companies (Accounting Standards) Rules, 2006 becoming applicable to the current accounting year commencing on 1st April, 2007, net gain arising on account of foreign exchange difference amounting to Rs. 958.56 crore relating to the liabilities for acquisition of fixed assets has been recognised in the Profit and Loss Account. During the year and in compliance with the announcement dated 29th March, 2008 of the Institute of Chartered Accountants of India (the ICAI) regarding Accounting for Derivatives, loss of Rs. 468.73 crore arising out of marking related derivatives to market has also been recognised in the Profit and Loss Account. The net gain of Rs. 422.30 crore, after adjusting the loss on account of conversion of overseas bank balances amounting to Rs. 67.53 crore, is reflected in "Financial Charges (net)" as the effects of the Foreign Currency Exchange Fluctuation.

5 Schemes of Amalgamation

(a) The Company, during the previous period, undertook restructuring of ownership structure of telecom business so as to align the interest of the promoters and public shareholders. Accordingly, pursuant to the Schemes of Amalgamation and Arrangement ("the Schemes") under Sections 391 to 394 approved by Hon'ble High Courts of respective judicature, group structure involving the group companies and subsidiary companies was reorganized. The Company, during the previous period, recorded all necessary accounting effects, along with requisite disclosure in the notes on the accounts, in accordance with the provisions of the Schemes. The cumulative effects of the Schemes in case of Equity Share Capital of the Company has been disclosed below the respective Schedule to the Accounts. In relation to Reserves, the effects incorporated in the amounts of the previous period, included, the following.

Out of the excess of assets over liabilities of the transferor companies;

- Credit of Rs. 9,030.63 crore to the Securities Premium Account being part of the Securities Premium of erstwhile Reliance Infocomm Limited (RIC), the transferor company, attributable to shares of RIC other than those being cancelled under the Schemes.
- Withdrawal from General Reserves and transfer to the Profit and Loss Account of Rs. 9,239.77 crore being an amount

equal to the write off consequent to the amalgamation of RIC into the Company of investments held by the Company in Equity Shares of RIC.

- Credit to General Reserves of Rs. 2,625.89 crore being the unadjusted balance of the excess of assets over liabilities received by the Company pursuant to the Schemes.
- Credit to General Reserves of Rs. 186.73 crore being the balance of profit for the period from 1st January to 31st March 2006 in RIC.
- Pursuant to the Schemes, additional depreciation arising on fair value of the assets have been adjusted against the balance of Provision for Business Restructuring.
- Pursuant to the demerger, the Company computed goodwill of Rs. 2,658.75 crore arising on consolidation using the step up method based on date of original investment by Reliance Industries Limited (RIL) prior to demerger instead of considering the date of demerger as the date of investment in absence of specific guidance in AS 21 in a demerged scenario.

(b) Pursuant to the Scheme of Amalgamation ("the Scheme") under Section 391 to 394 of the Companies Act, 1956, sanctioned by the Honourable High Court of Bombay vide Order dated 21st April, 2007, Reliance Infoinvestments Limited ("RIIL" or "the Transferor Company"), a wholly owned subsidiary of the Company, whose core activity was investment and fund management, was amalgamated, with effect from the Appointed Date of 1st April, 2006, with Reliance Communications Infrastructure Limited ("RCIL" or "the Transferee Company"), also a wholly owned subsidiary of the Company.

(i) Upon the Scheme becoming effective,

- All the assets and liabilities as appearing in the books of RIIL are recorded in the books of RCIL at their respective book values.
- RCIL has issued 20,000, 8% Cumulative, Redeemable Preference Shares to the Equity Shareholders of RIIL, whose names appear on the Register of Members on the Effective Date, in the Share Exchange Ratio of 1 (One) Preference Share of the face value of Rs. 10 each in RCIL for every 105 (One hundred five) Equity Shares of the face value of Rs. 10 each held in RIIL.
- Excess of the net assets value of Rs. 5.08 crore, after netting off the value of Preference Shares issued and allotted of Rs. 0.02 crore as above and Statutory Reserve of Rs. 1.02 crore as per the books of RIIL has been credited to General Reserve in the books of RCIL. Profit of RIIL for the year 2006 - 07 amounting to Rs. 497.08 crore has been adjusted with the opening balance of Profit and Loss Account of RCIL as RIIL, during the previous period, was a subsidiary.
- Investments of Rs. 2.08 crore in Equity Shares of RIIL has, as a consequence of the Scheme, been written off to the Profit and Loss Account of the Company.

(ii) Had the Scheme not prescribed this treatment, Rs. 5.08 crore would have been credited to Capital Reserve as required by the Purchase Method prescribed by Accounting Standard ("AS") 14 on "Accounting for Amalgamation" as referred to in Accounting Standard Rules.

(iii) As required for Consolidation of Accounts, Rs. 6.10 crore, comprising of opening balance of Profit and Loss Account as on 1st April, 2006 of Rs. 2.99 crore, Statutory Reserve of Rs. 1.02 crore, Capital Reserve of Rs. 0.01 crore and Share Capital of Rs. 2.08 crore after adjustments of Rs. 0.02 crore as (i) above, of RIIL, have been transferred to General Reserve. Statutory Reserve of Rs. 99.41 crore pertaining to the year 2006 - 07 and Capital Reserve on consolidation of Rs. 0.94 crore of RIIL have been transferred to opening Profit and Loss Account.

(c) Pursuant to the Scheme of Amalgamation ("the Scheme") under Section 391 to 394 of the Companies Act, 1956, sanctioned by the Honourable High Court of Bombay vide Order dated 11th June, 2007, Synergy Entrepreneur Solutions Private Limited ("SESPL" or "the Transferor Company"), a wholly owned subsidiary of Reliance Communications Infrastructures Limited (RCIL) a subsidiary of the Company was amalgamated with effect from the Appointed Date as 1st April, 2006 with RCIL ("the Transferee Company"). No shares and / or consideration was issued / paid to the Shareholders of the Transferor Company.

(i) Upon the Scheme becoming effective,

- All the assets and liabilities as appearing in the books of SESPL are recorded in the books of RCIL at their respective book values.
- The excess of net asset value of Rs. 3.34 crore remaining after adjusting cancellation of investment of RCIL of Rs. 2.05 crore in Equity Share Capital of SESPL has been credited to General Reserve of RCIL.
- Inter company balances of Rs. 1,335.71 crore were cancelled. The corresponding provision in the books of RCIL of Rs. 1,313.08 crore in respect of advances to SESPL has been continued to the extent of Rs. 1,248.41 crore as a provision for doubtful debts being part of the debts due to SESPL taken over by RCIL and the balance of Rs.64.67 crore has been recognised as part of the General Reserve of RCIL.

(ii) Had the Scheme not prescribed this treatment, Rs. 3.34 crore would have been credited to Capital Reserve of RCIL required by the Pooling of Interest Method prescribed by Accounting Standard ("AS") 14 on "Accounting for Amalgamation" as referred to in Accounting Standard Rules.

(iii) As required for Consolidation of Accounts, Rs. 59.67 crore, comprising of Rs. 64.67 crore as stated above, after adjusting opening balance of Profit and Loss Account of Rs. 5.00 crore as on 1st April, 2006 of SESPL has been transferred to General Reserve as SESPL, during the previous period, was a subsidiary.

(d) Pursuant to the Scheme of Amalgamation ("the Scheme") under Section 391 to 394 of the Companies Act, 1956 sanctioned by the Honourable High Court of Bombay vide Order dated 12th June, 2007, Reliable Internet Services Limited ("RISL" or "the Transferor Company"), a subsidiary of the Company, whose core activities were providing telecom services, was amalgamated with effect from the Appointed Date as 1st April, 2006 with Reliance Telecom Limited ("RTL" or "the Transferee Company"), another subsidiary of the Company.

The Transferee Company was not required to issue any shares and / or pay any consideration to any of the Shareholders of the Transferor Company.

(i) Upon the Scheme becoming effective,

- All the assets and liabilities as appearing in the books of RISL have been recorded in the books of RTL at their respective fair values and inter company balances have been cancelled.
- Excess of net liabilities over assets, i. e., amount of short fall for Rs. 26.71 crore has been written off from the opening balance of Profit and Loss Account of RTL.
- In line with the policy of RTL, the License Fees of RISL has been amortised and the effect of additional amortisation amounting to Rs. 8.60 crore till 31st March, 2007 has been adjusted against opening balance of Profit and Loss Account of RTL.

(ii) Had the scheme not prescribed these treatment, Rs. 26.71 crore would have been debited to Goodwill as required by the Purchase Method prescribed by Accounting Standard ("AS") 14 on "Accounting for Amalgamation" as referred to in Accounting Standard Rules.

(iii) Investments of Rs. 6.00 crore of the Company in the Equity Shares of RISL has been written off to Profit and Loss Account of the Company.

(iv) As required for Consolidation of Accounts, Rs. 8.60 crore, as stated above, has been transferred to opening balance of Profit and Loss Account and Miscellaneous Expenses of Rs. 0.93 crore as on 31st March, 2007 has been transferred to General Reserve. Goodwill on consolidation of RISL amounting to Rs. 20.69 crore has been adjusted against opening balance of Profit and Loss Account, General Reserve and Investments to the extent of Rs. 14.49 crore, Rs. 0.21 crore and Rs. 6.00 crore respectively.

(e) As a part of the process for the acquisition of Yipes Enterprise Services Inc. (now called Reliance Globalcom Services Inc.), Flag Telecom USA Limited, a wholly owned subsidiary of Reliance Globalcom Limited (RGL), the Holding Company of the Reliance Globalcom Group of Companies and a subsidiary of the Company, merged into Yipes Holdings Inc. ("Yipes"), the servicing corporation. After accounting for the assets forming part of Reliance Globalcom Services Inc. at their respective book value as per unaudited Accounts as on 17th December, 2007, the date of the acquisition, the excess of Rs. 899.64 crore, out of the acquisition cost of US$ 28.45 crore equivalent to Rs. 1,141.41 crore, has been recognised as Goodwill.

6 Scheme of Arrangement

The Scheme of Arrangement ("the Scheme") under Section 391 to 394 of the Companies Act, 1956 between the Company ("RCOM" or "the First Demerged Company" or "the Company"), Reliance Telecom Limited ("RTL" or "the Second Demerged Company") and Reliance Infratel Limited (formerly known as Reliance Telecom Infrastructure Limited) ("RITL" or "the Resulting Company"), a subsidiary of Reliance Communications Infrastructure Limited (RCIL) for transfer of Passive Infrastructure from RCOM and RTL to RITL was approved by the Honourable High Court of Bombay vide Order dated 16th March, 2007 with the effective date as 10th April 2007.

Upon the scheme becoming effective and in accoradance with direction of the Honourable High Court,

(i) Passive Infrastructure assets, as defined in the Scheme and received from the Company and RTL have been recorded by the Resulting Company at their respective fair values of Rs. 3,327.46 crore and Rs. 1,188.36 crore by crediting the sum total of such fair values to the General Reserve of RITL. As required for Consolidation of Accounts, total of above Rs. 4,515.82 crore has been credited to General Reserve.

(ii) Additional Depreciation of Rs. 125.05 crore charged by RITL to the Profit and Loss Account on respective assets transferred by the Company and RTL under the Scheme, in excess of that which would have been chargeable on the original book value of these assets, as if there had been no revaluation or transfer of these assets pursuant to the Scheme of Amalgamation and Arrangement of Infocomm Group Companies sanctioned earlier by the Honourable Bombay High Court and the Gujarat High Court dated 21st July and 28th July, 2006 respectively and / or under the aforesaid Scheme, has been adjusted by withdrawing an equivalent amount from General Reserve of RITL. As required for Consolidation of Accounts, the said amount of Rs. 125.05 crore has been debited to General Reserve.

(iii) The Company has written off Passive Infrastructure assets, transferred to RITL having book value of Rs. 3,200.74 crore to the Profit and Loss Account. An equivalent amount has been drawn from Reserve for Business Restructuring of the Company, leaving no impact on Profit and Loss Account of the Company.

(iv) The Company has revalued its Investment in RCIL, the Holding Company of RITL, at its fair value by Rs. 4,487.84 crore and

Notes on Accounts to Abridged Consolidated Balance Sheet and Abridged Consolidated Profit and Loss Account

recognised as Reserve for Business Restructuring. Balance amount of Rs. 1,287.10 crore after adjusting Rs. 3,200.74 crore as above shall be available to meet the increased depreciation, costs, expenses and losses including on account of impairment of or write down of assets etc. pursuant to the Scheme. As required for the Consolidation of Accounts, the amount of Rs. 4,487.84 crore has been adjusted against General Reserve.

(v) RTL has written off its Passive Infrastructure assets transferred to RITL having book value of Rs. 866.80 crore to the Profit and Loss Account by drawing an equivalent amount from General Reserve. As required for Consolidation of Accounts, the same amount is adjusted in General Reserve.

(vi) RTL has revalued its remaining fixed assets by Rs. 1,241.38 crore by crediting an equivalent amount to its General Reserve. Additional depreciation of Rs. 289.34 crore on such revaluation has been charged to the Profit and Loss Account. An equivalent amount of Rs. 289.34 crore has been withdrawn from General Reserve and credited to the Profit and Loss Account leaving no impact on profit for the year.

(vii) As required for Consolidation of Accounts, Rs. 1,241.38 crore, as referred above, has been credited to General Reserve and accordingly, additional depreciation on such revaluation amounting to Rs. 249.85 crore arrived at on Straight Line Method, has been withdrawn from General Reserve and credited to the Profit and Loss Account.

(viii) Passive Infrastructure of RTL has been transferred to RITL at written down value by applying WDV Method of depreciation. Consequent upon the said transfer in the Consolidated Accounts, the difference between the written down value of the assets arrived on SLM and on WDV Method of depreciation amounting to Rs. 60.52 crore has been adjusted in General Reserve.

7 Project Development Expenditure

(i) Details of Project Development Expenditure (Included under Capital Work-in-Progress) (Rs. in crore)

	For the year ended 31st March, 2008		For fifteen months period ended 31st March, 2007	
Opening Balance		**299.20**		
Opening Balance as per Unconsolidated financials of the subsidiaries as per the Scheme of Amalgamation and Arrangement				537.17
Add:				
Project Development Expenditure transferred from the Profit and Loss Account	**428.09**		189.12	
Interest on				
Term loans	**59.87**		59.90	
Others	**-**		0.06	
Amortisation of discount	**-**	**487.96**	19.25	268.33
		787.16		805.50
Less:				
Capitalized during the year	**363.16**		503.84	
Sale of scrap	**1.24**	**364.40**	2.46	506.30
Closing Balance		**422.76**		299.20

(ii) Borrowing cost capitalized during the year Rs. 59.87 crore (Previous period Rs. 79.21 crore).

8 Provisions

(i) Provisions include, provision for disputed claims and others of Rs. 1,905.20 crore (Previous period Rs. 1,837.43 crore), provision for Commission to Non Executive Directors of Rs. 35.00 crore (Previous period Rs. 44.00 crore) and provisions for Asset Retirement Obligation (ARO) made by the Company's subsidiary in respect of undersea cables and equipments Rs. 219.28 crore (Previous period Rs. 237.59 crore).

Provision for disputed claims and others consist of disputed claims of Rs. 1,896.16 crore (Previous period Rs. 1,813.53 crore) (Refer Schedule G, Schedules to the Consolidated Balance Sheet) and for verification of customers Rs. 9.04 crore (Previous period Rs. 23.90 crore).

(ii) During the period from 1st April, 2007 to 31st March, 2008, an amount of Rs. 49.52 crore (Previous period Rs. Nil) relating to Access Deficit Charge (ADC), Rs. Nil (Previous period Rs. 19.78 crore) relating to sales tax liability and Rs. 15.01 crore relating to commission to Non Executive Directors (Previous period Rs. Nil) has been reversed. An amount of Rs. 106.39 crore (Previous period Rs. 17.32 crore) has been provided towards disputed interconnect usage charges and Rs. 25.77 crore (Previous period Rs. Nil) has been provided towards disputed Spectrum Charges. An amount of Rs. 14.87 crore (Previous period Rs. Nil) has been utilised towards address verification of prepaid subscribers.

(iii) On determination by the Board of Directors, the liability against provision for Commission to Non Executive Directors will be paid during the year 2008 - 09.

(iv) Also refer Note 3 (vii) above.

The aforesaid provisions shall be utilised on settlement of the claims, if any, there against.

9 Contingent Liabilities

(Rs. in crore)

		As at 31st March, 2008	As at 31st March, 2007
(i)	Estimated amount of contracts remaining to be executed on capital accounts (net of advances) and not provided for	**14,072.65**	1,926.53
(ii)	Disputed Liabilities not provided for		
	- Sales Tax and VAT	**177.09**	40.75
	- Excise and Service Tax	**2.96**	6.28
	- Entry Tax and Octroi	**11.84**	11.88
	- Other Litigations	**1.10**	-
(iii)	Claims against the Company not acknowledged as debts	**14.56**	51.97
(iv)	Bonds executed in favour of Government Authorities	**56.97**	139.00

10 Deferred Tax Assets and Liabilities

The Company and its certain subsidiaries being in the business of Telecommunication Services, Broadband Network and Internet Services, are eligible for deduction under Section 80IA (Tax Holiday) of the Income Tax Act, 1961. Since the Deferred Tax Liability in respect of timing difference is expected to reverse during the Tax Holiday Period, the same is not recognized in books of accounts as at 31st March, 2008 as per the Accounting Standard ("AS") 22 of "Accounting for Taxes on Income" as referred to in Accounting Standard Rules.

The Deferred Tax Liabilities relating to other subsidiaries of the Company comprise of the following.

(Rs. in crore)

		As at 31st March, 2008		As at 31st March, 2007	
(i)	Deferred Tax Liabilities				
	Related to timing difference on depreciation on fixed assets	**232.56**		19.32	
	Related to timing difference on revenue recognition	**-**	**232.56**	1.16	20.48
(ii)	Deferred Tax Assets				
	Related to carried forward loss	**129.19**		17.11	
	Disallowances, if any, under the Income Tax Act, 1961	**0.61**	**129.80**	0.77	17.88
	Net Deferred Tax Liabilities		**102.76**		2.60

11 Leases

(a) Finance Lease; as a lessee

(i) The details of gross investments and minimum lease rentals outstanding as at 31st March, 2008 in respect of Fixed assets acquired on or after 1st April, 2001.

(Rs. in crore)

Due	Gross Investment		Unearned Finance Income		Present Value of Minimum Lease Payments	
	For the year ended 31st March, 2008	For the period ended 31st March, 2007	**For the year ended 31st March, 2008**	For the period ended 31st March, 2007	**For the year ended 31st March, 2008**	For the period ended 31st March, 2007
Within one year	**0.20**	0.20	**0.02**	0.04	**0.18**	0.16
Later than one year and not later than five years	**0.22**	0.36	**0.02**	0.03	**0.20**	0.33
Later than five years	-	-	-	-	-	-
Total	**0.42**	0.56	**0.04**	0.07	**0.38**	0.49

(ii) General description of the significant leasing arrangements is as mentioned below.

(a) The lease agreement is valid for a fixed non cancellable period from the date of commencement of lease rentals.

(b) Upon termination of the lease agreement, the Company shall return the assets to the lessor.

(c) In the event, the claim of lessor for depreciation is disallowed partly or fully in their tax assessment, the lease rentals will increase to the extent of depreciation disallowed to the lessor.

Notes on Accounts to Abridged Consolidated Balance Sheet and Abridged Consolidated Profit and Loss Account

(b) Operating Lease

(Rs. in crore)

	For the year ended 31st March,2008	For fifteen months period ended 31st March, 2007
Estimated future minimum payments under non cancellable operating leases		
(i) Not later than one year	**31.72**	16.85
(ii) Later than one year and not later than five years	**40.95**	52.93
(iii) Later than five years	**183.53**	263.08

12 Particulars of Derivative Instruments

Particulars of Derivative Instruments acquired for hedging	For the year ended 31st March, 2008			For fifteen months period 31st March, 2007		
	No. of	Value		No. of	Value	
	Instruments	US$ crore	Rs. in crore	Instruments	US$ crore	Rs. in crore
Principal Only Swap	**10**	**11.70**	**469.55**	26	24.33	1,057.76
Currency Swaps	**7**	**7.40**	**296.73**	20	72.40	3,147.05
Interest Rate Swaps FC	**35**	**105.10**	**4,216.61**	27	95.50	4,151.39
Interest Rate Swaps INR	**27**	**30.96**	**1,242.00**	63	96.43	4,192.00
Options FC	**34**	**147.59**	**5,921.11**	19	41.75	1,814.66
Options INR	**12**	**61.00**	**2,447.32**	3	32.00	1,391.04
Structured Derivatives	**Nil**	**Nil**	**Nil**	2	7.45	323.94

No derivative instruments are for speculation purpose.

In respect of Foreign Currency Swap and Interest Rate Swap transactions, which are linked with LIBOR rates and exchange rate during the binding period of contract, the gains / losses, if any, are recognised on the settlement day or the reporting day, whichever is earlier, at the rate prevailing on respective day.

Foreign Currency exposures that are not hedged by derivative instruments or otherwise are US$ 320.40 crore (Previous period US$ 219.77 crore), equivalent to Rs. 12,854.00 crore (Previous period Rs. 9,554.01 crore).

The unamortized premium of Buyers' Line of Credit to be recognized is Rs. 36.29 crore (Previous period Rs. 14.20 crore) for one or more subsequent accounting periods.

13 Disclosure under Micro, Small and Medium Enterprises Development Act, 2006 (MSMED)

Under the Micro, Small & Medium Enterprises Development Act, 2006 (MSMED) which came into force from 2nd October, 2006, certain disclosures are required to be made relating to MS&ME. On the basis of the information and records available with the Company, the following disclosures are made for the amounts due to the MS&ME.

(Rs. in crore)

	As at 31st March, 2008
(a) Principal amount due to any supplier as at the year end	**41.03**
(b) Interest due on the principal amount unpaid at the year end to any supplier	**0.47**
(c) Amount of Interest paid by the Company in terms of Section 16 of the MSMED, along with the amount of the payment made to the supplier beyond the appointed day during the accounting year	-
(d) Payment made to the enterprises beyond appointed date under Section 16 of MSMED	**51.83**
(e) Amount of Interest due and payable for the period of delay in making payment, which has been paid but beyond the appointed day during the year but without adding the interest specified under MSMED	**0.28**
(f) The amount of interest accrued and remaining unpaid at the end of each accounting year	**1.43**

This being the first year of registration of the suppliers under MSMED, the previous period figures are not relevant.

14 Earnings per Share (EPS)

Basic and Diluted EPS	For the year ended 31st March,2008	For fifteen months ended 31st March, 2007
(a) Profit / (Loss) attributable to Equity Shareholders (Rs.in crore) (used as numerator for calculating EPS)	**5,401.14**	3,530.82
(b) Weighted average number of Equity Shares (used as denominator for calculating Basic EPS)	**2,052,028,972**	2,010,232,201
(c) Profit / (Loss) attributable to Equity Shareholders (Rs.in crore) (used as numerator for calculating Diluted EPS)	**5,023.77**	3 421.60
(d) Weighted average number of Equity Shares (used as denominator for calculating Diluted EPS)	**2,163,263,132**	2,047,995,304
(e) Basic Earnings per Share of Rs. 5 each (Rs.)	**26.32**	17.56
(f) Diluted Earnings per Share of Rs. 5 each (Rs.)	**23.22**	16.71

15 Fixed Income Schemes

During the year, under the head "Financial Charges (net)", the Group has accounted an amount of Rs. 464.58 crore, being its share of accrued interest and realised gains on the units held by it in the Fixed Income Schemes, in the year in which such income accrues instead of the year in which such income is declared or paid as the trustees are obliged in terms of the trust deed to hold the income for the benefit of the unit holders. As this amount was not material, the same was not so accounted in the earlier years.

16 Exceptional Items

Exceptional items of Rs. 1,282.78 crore being the net gain realized by Reliance Telecom Infrastructure (Cyprus) Holdings Limited (RTIHL), a subsidiary of Reliance Infocom BV (RIBV) by virtue of its control of the Board of Directors and owned by a Trust for benefit of the Company and / or its Shareholders, on sale of 5% of the Equity Shares of Reliance Infratel Limited (formerly known as Reliance Telecom Infrastructure Limited (RTIL)), a subsidiary company. Net gain of Rs. 1,282.78 crore, attributable to RTIHL's Shareholders, has been included in the computation of minority interest. Consequently, there is no impact on the reserves for the year.

17 Restructuring of Share Capital of certain subsidiaries

(i) During the year, Reliance Globalcom Limited (RGL) (formerly known as Flag Telecom Group Limited (FLAG)) restructured their share capital by splitting the face value of each Common Share of US$ 1 to US$ 0.01 per Share and issuance of 9,88,00,000 additional Common Shares. Reliance Infocom BV (RIBV) subscribed 7,88,00,000 of additional Common Shares of US$ 0.01 each by investing US$ 7,88,000, being 78.8% of the total Share Capital. As a consequence, RIBV a wholly owned subsidiary of the Company has become holding company of RGL with effect from 11th July, 2007.

Lagerwood Investments Limited (LWIL), a company which is a subsidiary of RIBV by virtue of control of the Board of Directors and which is owned by a Trust for the benefit of the Company and / or its Shareholders, subscribed 2,00,00,000 additional Common Shares, being 20% of the total Share Capital of RGL. Share of net worth of FLAG attributable to LWIL and / or its Shareholder viz. Rs. 125.58 crore is drawn from General Reserve and included in the computation of minority interest.

(ii) Reliance Infratel Limited (RITL), formerly known as Reliance Telecom Infrastructure Limited, a subsidiary of Reliance Communications Infrastructure Limited (RCIL), issued 29,89,60,267 fully paid Equity Shares of Rs. 10 each during the year. Out of the said Equity Shares, RCIL a wholly owned subsidiary subscribed 21,90,00,000 shares for an aggregate value of Rs. 219 crore. Reliance ADA Group Trustees Private Limited subscribed 10,00,000 Equity Shares of Rs.10 each on behalf of RCIL Employees Welfare Trust. Reliance Telecom Infrastructure (Cyprus) Holdings Limited (RTIHL), which is a subsidiary of Reliance Infocom BV (RIBV) by virtue of control of the Board of Directors and which is owned by a Trust for benefit of the Company and / or its shareholders subscribed balance 7,89,60,267 Equity Shares, out of which RTIHL subsequently, sold Equity Shares equivalent to 5% RITL's shares, as stated in Note 16 above. Share in the net worth of RITL attributable to RTIHL amounting to Rs. 890.97 crore has been drawn from General Reserve and included in computation of minority interest.

18 Minority Interest

Minority interest includes Rs. 1,282.78 crore as stated in Note 16 above, Rs. 125.58 crore as stated in Note 17 (i) above, Rs. 890.97 crore as stated in Note 17 (ii) above and balance Rs. 131.60 from other significant constituents.

19 Goodwill

Consequent upon the acquisition and disposal of subsidiaries during the year (Refer Note 2 (d) and 2 (e)) above, the Company has accounted for Rs. 926.44 crore as Goodwill on consolidation and Rs.19.76 crore credited to Goodwill as referred in Note 5 (b) (iii) and 5 (d) (iv) above.

20 General Reserve

During the year, the Company has, in consolidated accounts, combined the balances of General Reserve I, General Reserve II and General Reserve III and disclosed as General Reserve. General Reserve I and General Reserve II had been created pursuant to the Schemes of demerger of 'Telecommunication Undertaking' of Reliance Industries Limited into the Company and the Scheme of Amalgamation and Arrangement of Group Companies respectively.

21 Related Parties

As per the Accounting Standard ("AS") 18 of "Related Party Disclosures" as referred to in Accounting Standard Rules, the disclosure of transactions with the related parties as defined therein are given below.

Notes on Accounts to Abridged Consolidated Balance Sheet and Abridged Consolidated Profit and Loss Account

A List of related parties

Name of the Related Party	Relationship
(i) Reliance Innoventures Private Limited	Ultimate Holding Company
(ii) AAA Communication Private Limited	Holding Company
(iii) Reliance Capital Limited	Fellow subsidiary
(iv) Reliance General Insurance Company Limited	Fellow subsidiary
(v) Shri Anil D. Ambani	Person having control during the year
(vi) Shri Hasit Shukla	Key Managerial Personnel

B Transactions during the year with related parties

(Figures in bracket represents of Previous period's figures)

(Rs. in crore)

	Fellow Subsidiaries	Others	Total
1 Reliance Capital Limited			
(i) Debentures issued			
Opening Balance as on 1st April, 2007	-	-	-
	(1,364.82)	-	(1,364.82)
Add: Addition during the year	-		-
Add: Discount accrued during the year	-		-
	(183.63)		(183.63)
Less: Repaid during the year	-		-
	(1,548.45)		(1,548.45)
Closing Balance as on 31st March, 2008	-	-	-
	-	-	-
(ii) Unsecured loan			
Opening Balance as on 1st April, 2007	1,548.45	-	**1,548.45**
	-		
Add :Loan taken during the period	-		-
	(1,548.45)	-	(1,548.45)
Less : Repayment during the period	1,163.45	-	**1,163.45**
	-		
Closing Balance as on 31st March, 2008	385.00	-	**385.00**
	(1,548.45)	-	(1,548.45)
(iii) Lease liability			
Opening Balance as on 1st April, 2007	-	-	-
Add : Liability on assets taken on lease during the period	-	-	-
	-	-	-
Less : Repayment during the period	-	-	-
	(1.18)	-	(1.18)
Closing Balance as on 31st March, 2008	-	-	-
(iv) Sundry Creditors	8.38	-	**8.38**
	-	-	-
(v) Amortisation of Discount	-	-	-
	(183.63)	-	(183.63)
(vi) Interest Expenses	122.49	-	**122.49**
	(4.20)	-	(4.20)
(vii) Lease Rental Expenses	-	-	-
	(0.04)	-	(0.04)
(viii) Rent, Rates and Taxes	4.41	-	**4.41**
	(4.41)	-	(4.41)
2 Reliance General Insurance Company Limited			
(i) Advances			
Balance as on 1st April, 2007	9.46	-	**9.46**
	-	-	-
Add: Advances made during the year	6.85		**6.85**
	-	-	-
Less: Repayment during the year	-	-	-
	-		-
Balance as on 31st March, 2008	16.31	-	**16.31**
	(9.46)	-	(9.46)
(ii) General and Administration Expenses	17.27		**17.27**
	(2.83)	-	(2.83)

Notes on Accounts to Abridged Consolidated Balance Sheet and Abridged Consolidated Profit and Loss Account

3 Person having control during the year			
(i) Shri Anil D. Ambani - Sitting fees	-	0.03	**0.03**
	-	(0.05)	(0.05)
4 Key Managerial Personnel			
(i) Shri Hasit Shukla - Managerial Remuneration	-	0.53	**0.53**
	-	(0.50)	(0.50)

22 Employee Stock Option Scheme

In respect of options granted on 9th March, 2008 under the Employee Stock Option Scheme (ESOS) of the Company, the accounting value of options (based on market price of the share on the date of the grant of the option) is accounted as deferred employee compensation, which is amortised on a straight line basis over the vesting period. During the year, salaries to employees include charge of Rs. 16.17 crore (Previous year Rs. Nil), on this account determined on time proportionate basis.

The ESOS has granted total 1,49,91,185 options to the employees at an exercise price based on the performance conditions as set out in ESOS. The vesting of the options is in a graded manner over a specified period of time. Each option entitles the holder thereof to apply for and be allotted one Equity Share of the Company of Re. 5 each upon payment of the exercise price during the exercise period. The maximum exercise period is 10 years from the date of grant of options.

23 Method of depreciation of a subsidiary of the Company has been aligned with the policy of depreciation (Straight Line method (SLM) of the Company. Accordingly, the excess amount of depreciation upto 31st March, 2007, charged on Written Down Value method (WDV) of Rs. 157.27 crore has been added to opening Profit and Loss Account and Rs. 64.43 crore withdrawn from General Reserve during the Previous period has been added back to General Reserve.

24 (a) Other Operating Income includes reliasation from telecom terminals and accessories, debtors etc.

(b) Selling Expenses for the previous period includes net of realisations from sale of telecom terminals and accessories of Rs. 2,540.83 crore

25 Performance Ratios

	As on 31st March 2008	As on 31st March 2007
(a) Total Income to total Assets	**0.25:1.00**	0.31:1.00
(b) Operating Profit/Capital Employed (%)	**9.40**	9.43
(c) Return on Networth (%)	**18.61**	15.40
(d) Profit After Tax/Income (%)	**35.62**	20.22

26 Consolidated Segment Information

The Company has identified five reportable segments viz. Wireless, Broadband, Global, Investment and Others. The segments have been identified and reported taking into account the nature of services provided, the differing risks and returns and the internal business reporting systems. The accounting policies adopted for segment reporting are in line with the accounting policy of the Company with following additional policies for segment reporting.

(a) Revenue and expenses have been identified to a segment on the basis of relationship to operating activities of the segment. Revenue and expenses, which relate to the enterprise as a whole and are not allocable to a segment on reasonable basis have been disclosed as "Unallocable".

(b) Segment assets and liabilities represent the assets and liabilities in respective segments. Tax related assets and other assets and liabilities that cannot be allocated to a segment on reasonable basis have been disclosed as "Unallocable".

(i) Primary Segment Information (Rs. in crore)

Particulars	Wireless	Broadband	Global	Investment	Others	Unallocable	Eliminations	Total
Segment Revenue								
External Revenue	**14,517.11**	**1,352.60**	**2,837.54**	**152.69**	**207.82**	-	-	**19,067.76**
	12,472.53	*802.58*	*3,775.92*	*130.18*	*259.04*	-	-	*17,440.25*
Inter Segment Revenue	**696.43**	**434.13**	**2,637.52**	-	**70.00**	-	**(3,838.08)**	-
	345.90	*510.40*	*3,274.87*	-	*159.53*	-	*(4,290.70)*	-
Net Revenue	**15,213.54**	**1,786.73**	**5,475.06**	**152.69**	**277.82**	-	**(3,838.08)**	**19,067.76**
	12,818.43	*1,312.98*	*7,050.79*	*130.18*	*418.57*	-	*(4,290.70)*	*17,440.25*
Segment Result before Exceptional and non recurring items, interest and taxes	**4,125.10**	**626.28**	**837.12**	**152.63**	**(347.32)**	-	-	**5,393.81**
	2,737.21	*349.90*	*861.61*	*111.13*	*(351.00)*	*64.68*		*3,773.53*
Less: Finance Expense						**1,068.11**		**1,068.11**
						864.48		*864.48*
Add : Finance Income (Including net foreign currency (gain/loss)						**1,467.81**		**1,467.81**
						799.80		*799.80*

Notes on Accounts to Abridged Consolidated Balance Sheet and Abridged Consolidated Profit and Loss Account

(Rs. in crore)

Particulars	**Wireless**	**Broadband**	**Global**	**Investment**	**Others**	**Unallo-cable**	**Elimi-nations**	**Total**
Segment Result before exceptional and non recurring items and taxes	**4,125.10**	**626.28**	**837.12**	**152.63**	**(347.32)**	**399.70**	-	**5,793.51**
	2,737.21	*349.90*	*861.61*	*111.13*	*(351.00)*	-	-	*3,708.85*
Less:Provision for exceptional and non recurring items						**(1,282.78)**		**(1,282.78)**
						109.32		*109.32*
Less: Provision for Taxation						**283.62**		**283.62**
						73.10		*73.10*
Segment Result after Tax	**4,125.10**	**626.28**	**837.12**	**152.63**	**(347.32)**	**1,398.86**	-	**6,792.67**
	2,737.21	*349.90*	*861.61*	*111.13*	*(351.00)*	*(182.42)*	-	*3,526.43*
Other Information								
Segment Assets	**38,432.29**	**5,093.58**	**14,655.27**	**11,381.00**	**2,379.17**	**25,336.05**	**(19,818.02)**	**77,459.34**
	20,032.50	*3,490.14*	*11,764.19*	*14,494.94*	*2,245.65*	*27,031.74*	*(22 533.73)*	*56 525.43*
Segment Liabilities	**8,484.09**	**803.18**	**6,055.33**	-	**321.34**	**14,681.59**	**(10,267.91)**	**20,077.62**
	4,386.33	*460.31*	*6,079.54*	*0.23*	*128.34*	*18,115.52*	*(13,019.43)*	*16,150.84*
Other Corporate Liabilities						**28,355.39**		**28,355.39**
						17,446.54		17,446.54
Capital Expenditure	**17,242.52**	**1,441.10**	**2,571.40**		**20.96**			**21,275.98**
	3,719.87	*795.00*	*1,727.08*		*146.03*			*6,387.98*
Depreciation	**1,959.32**	**239.28**	**556.60**		**72.19**		**(22.13)**	**2,805.26**
	2,035.25	*188.64*	*635.66*		*216.95*	*0.33*	*(157.55)*	*2,919.28*

(c) The reportable Segments are further described below:

- The Wireless segment includes wireless operations of the Company, Reliance Communications Infrastructure Limited, Reliance Telecom Limited and the retail operations of Reliance Communications (UK) Limited, Reliance Communications International Inc., Reliance Communications Canada Inc., Reliance Communications (Australia) Pty. Limited, Reliance Communications (New Zealand) Pte. Limited.
- The Broadband segment includes broadband operations of the Company, Reliance Communications Infrastructure Limited and Gateway Systems (India) Limited.
- The Global segment include National Long Distance and International Long Distance operations of the Company and the wholesale operations of its subsidiaries viz. Reliance Infocom BV and its subsidiaries.
- The Investment Segment includes investment activities of the Group companies, Reliance Communications Infrastructure Limited, Reliance Infratel Limited, Reliance Webstore Limited, Reliance Infocom BV, Gateway Net Trading Pte. Limited (Ceased to be subsidiary with effect from 31st March 2008), Reliance Infocomm Infrastructure Private Limited and Gateway Systems (India) Limited.
- The businesses, which were not reportable segments during the year, have been grouped under the "Others" segment. This mainly comprises of the customer care activities of Reliance Webstore Limited and Facility Usage activities of Reliance Infocomm Infrastructure Private Limited.

(ii) Secondary Segment Information

The secondary segment relates to geographical segments viz. Operations within India and outside India.

(Rs. in crore)

		Within India	**Outside India**	**Total**
1	Segment Revenue - External Turnover	**16,767.73**	**2,300.03**	**19,067.76**
		14,389.25	*3,051.00*	*17,440.25*
2	Segment Assets	**65,749.17**	**11,710.17**	**77,459.34**
		49,463.23	*7,062.20*	*56,525.43*
3	Segment Liabilities	**14,727.67**	**5,349.95**	**20,077.62**
		10,978.03	*5,172.81*	*16,150.84*
4	Segment - Capital Expenditure	**18,670.11**	**2,605.87**	**21,275.98**
		4,750.98	*1,637.00*	*6,387.98*

The reportable secondary segments are further described below.

- The "Within India" segment includes the operations of the Company and its subsidiaries in India.
- The "Outside India" segment includes the operations of the Company's subsidiaries viz. Reliance Infocom B.V. and its subsidiaries and Gateway Net Trading Pte. Limited (Ceased to be subsidiary with effect from 31st March, 2008).

Consolidated Cash Flow Statement for the year ended on 31st March, 2008

(Rs.in crore)

			For the year ended 31st March, 2008		For fifteen months ended 31st March, 2007
A:	**CASH FLOW FROM OPERATING ACTIVITIES:**				
	Net Profit / (Loss) before tax as per Profit and Loss Account		**7,076.29**		3,599.53
	Adjusted for:				
	Provision for Doubtful Debts, Loans and Advances	**147.51**		112.46	
	Amortisation of Intangibles and Depreciation	**2,805.26**		2,919.28	
	Exceptional and Non - Recurring items	**(1,282.78)**		109.32	
	Effect of Foreign Exchange Rate Changes - Net	**(359.48)**		(148.27)	
	Loss on Sale / Discarding of Assets- Net	**15.16**		5.38	
	Profit on Sale of Investments	**(169.54)**		(115.62)	
	Financial Expenses	**1,068.11**		864.48	
	Financial Income	**(1,045.51)**		(715.76)	
	Investment written off	**1.93**	**1,180.66**	-	3,031.27
	Operating Profit before Working Capital Changes		**8,256.95**		6,630.80
	Adjusted for:				
	Receivables and other Advances	**(4,242.02)**		3,474.88	
	Inventories	**76.24**		(156.48)	
	Trade Payables	**571.34**	**(3,594.44)**	3,022.53	6,340.93
	Cash Generated from Operations		**4,662.51**		12,971.73
	Tax Paid- Net		**(215.98)**		(115.29)
	Net Cash from Operating Activities		**4,446.53**		12,856.44
B:	**CASH FLOW FROM INVESTING ACTIVITIES:**				
	Additions of Fixed Assets		**(17,393.00)**		(5,250.90)
	Sale of Fixed Assets		**0.24**		2.11
	Purchase of Investments		**(66,955.58)**		(52,758.37)
	Sale of Investments		**63,976.50**		47,314.74
	Financial Income		**776.36**		655.01
	Net Cash Used in Investing Activities		**(19,595.48)**		(10,037.41)
C:	**CASH FLOW FROM FINANCING ACTIVITIES:**				
	Net Proceeds from Short term Borrowings		**9,639.02**		2,629.40
	Proceeds from Long Term Borrowings		**7,891.97**		9,010.49
	Repayment of Long Term Borrowings		**(7,456.46)**		(9,152.14)
	Dividends Paid (Including tax on dividend)		**(118.28)**		-
	Financial Charges		**(1,022.71)**		(653.51)
	Net Cash from Financing Activities		**8,933.54**		1,834.24
	Net Increase / (Decrease) in Cash and Cash Equivalents		**(6,215.41)**		4,653.27
	Opening Balance of Cash and Cash Equivalents	**7,200.64**		0.05	
	Add : Cash and Cash Equivalent of subsidiaries acquired as per Scheme of Amalgamation and Arrangement	**-**		2,551.70	
	Add: On addition of new subsidiaries	**71.44**		-	
	Less: On cessation of subsidiaries	**(175.82)**	**7,096.26**	-	2,551.75
	Effect of Exchange Gain / (Loss) on Cash and Cash Equivalents		**(2.67)**		(4.38)
	Closing Balance of Cash and Cash Equivalents		**878.18**		7,200.64

Note: Cash and Cash Equivalent includes cash on hand, cheques on hand, remittances-in-transit and bank balance including Fixed Deposits with Banks.

As per our Report of even date

For Chaturvedi and Shah
Chartered Accountants
Rajesh D. Chaturvedi
Partner
Membership No. 45882

For BSR & Co
Chartered Accountants
Natrajan Ramkrishna
Partner
Membership No. 32815

Mumbai
30th April, 2008

For and on behalf of the Board

Chairman **Anil D. Ambani**

Directors **J. Ramachandran**, **S. P. Talwar**, **A. K. Purwar**

Company Secretary and Manager **Hasit Shukla**

ATTENDANCE SLIP

Reliance Communications Limited

Registered Office : H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710.

PLEASE FILL ATTENDANCE SLIP AND HAND IT OVER AT THE ENTRANCE OF THE MEETING HALL.
Joint shareholders may obtain additional attendance slip at the venue.

DP. Id*			Folio No.	
Client Id*			No. of Shares held	

NAME AND ADDRESS OF THE SHAREHOLDER

I hereby record my presence at the **4TH ANNUAL GENERAL MEETING** of the Company held on Tuesday, 30th September, 2008 at 11.00 a.m. at Birla Matushri Sabhagar, 19, Sir Vithaldas Thackersey Marg, Mumbai 400 020.

Signature of the shareholder or proxy

*Applicable for investors holding shares in electronic form.

.... TEAR HERE ....

PROXY FORM

Reliance Communications Limited

Registered Office : H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710.

DP. Id*			Folio No.	
Client Id*			No. of Shares held	

I/We .... of
.... in the district of .... being a member/members of Reliance Communications Limited hereby appoint .... of
.... district of ....
or failing him/her .... of ....
in the district of .... as my/our proxy to vote for me/us and on my/our behalf at the **4TH ANNUAL GENERAL MEETING** of the Company to be held on Tuesday, 30th September, 2008 at 11.00 a.m or at any adjournment thereof.

Signed this .... day of .... 2008.

Affix Re. 1/- revenue stamp

*** Applicable for investors holding shares in electronic form.**

NOTES:

1. The proxy in order to be effective should be duly stamped, completed and signed and must be deposited at the Registered office of the Company not less than 48 hours before the time for holding the aforesaid meeting. The Proxy need not be a member of the Company.
2. Members holding shares under more than one folio may use photocopy of this Proxy Form for other folios. The Company shall provide additional forms on request.

Book Post

To

If undelivered please return to :

Karvy Computershare Private Limited
Unit: Reliance Communications Limited
Plot No. 17-24, Vittal Rao Nagar,
Madhapur, Hyderabad 500 081
Tel. : + 91 40 2342 0815 - 25
Fax : + 91 40 2342 0859
Email: rcom@karvy.com

END